GRUPPO CAMPARI

DAVIDE CAMPARI - MILANO S.p.A.

04045623

SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225.312 - E-MAIL:DAVIDE.CAMPARI@CAMPARI.COM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING RECEIVED OCT 18 2004 WASH. D.C. 185 SECTION

By Courier

October 13, 2004

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2004, referring to the period from January 1, 2004 to June 30, 2004, as approved by the Board of Directors Meeting held on September 8, 2004, translated into English;

2.) A press release in Italian and English announcing the approval by the Board of Directors of the consolidated results for the first half from January 1, 2004 to June 30, 2004; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

PROCESSED
OCT 20 2004
THOMSON
FINANCIAL

Yours faithfully

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

Davide Campari - Milano S.p.A.

Relazione semestrale
al 30 giugno 2004

INDICE

Organi sociali	5
Relazione sulla gestione	7
Introduzione	9
Eventi significativi	9
Perimetro di consolidamento	11
Situazione economico-finanziaria del Gruppo	11
Andamento delle vendite	11
Conto economico consolidato	19
Redditività per area di business	23
Rendiconto finanziario riclassificato	27
Posizione finanziaria netta	29
Situazione patrimoniale	30
Investimenti	31
Attività di ricerca e sviluppo	31
Altre informazioni	31
La Capogruppo	31
Campari in borsa	32
Possesso e acquisto di azioni proprie e della controllante	34
Rapporti con società controllate non consolidate, controllanti e loro controllate	35
Eventi successivi alla chiusura del semestre	35
Evoluzione prevedibile della gestione	35
Allegati:	37
Stato patrimoniale consolidato riclassificato	37
Conto economico consolidato riclassificato	38
Rendiconto finanziario consolidato	39
Bilancio consolidato e della Capogruppo	41
Struttura e contenuto del bilancio consolidato e della Capogruppo	43
Bilancio consolidato	45
Prospetti contabili	45
Note esplicative e integrative	47
Elenco delle partecipazioni	65
Bilancio della Capogruppo Davide Campari-Milano S.p.A.	67
Prospetti contabili	67
Note esplicative e integrative	69
Rendiconto finanziario	89
Relazione della società di revisione	90

CONSIGLIO DI AMMINISTRAZIONE [1]

Luca Garavoglia	Presidente
Vincenzo Visone	Amministratore Delegato e Chief Executive Officer
Stefano Saccardi	Amministratore Delegato e Officer Legal Affairs and Business Development
Paolo Marchesini	Amministratore Delegato e Chief Financial Officer
Luca Cordero di Montezemolo	Amministratore
Cesare Ferrero [2]	Amministratore e membro del Comitato Audit
Franzo Grande Stevens [3]	Amministratore e membro del Comitato Remunerazione e Nomine
Marco P. Perelli-Cippo [3]	Amministratore e membro del Comitato Remunerazione e Nomine
Giovanni Rubboli [2][3]	Amministratore, membro del Comitato Audit e membro del Comitato Remunerazione e Nomine
Renato Ruggiero	Amministratore
Anton Machiel Zondervan [2]	Amministratore e membro del Comitato Audit

Con delibera del 29 aprile 2004 l'Assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006, con i poteri di legge e statutariamente previsti.
È stata inoltre deliberata la riduzione del numero degli Amministratori da 14 a 11.
Con delibera del 10 maggio 2004 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Vincenzo Visone, Stefano Saccardi e Paolo Marchesini i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006:

- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

COLLEGIO SINDACALE [4]

Umberto Tracanella	Presidente
Antonio Ortolani	Sindaco Effettivo
Alberto Lazzarini	Sindaco Effettivo
Alberto Garofalo	Sindaco Supplente
Giuseppe Pajardi	Sindaco Supplente
Paolo Proserpio	Sindaco Supplente

SOCIETÀ DI REVISIONE [5]

Reconta Ernst & Young S.p.A.

(1) *In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.*
(2) *Membro del Comitato Audit nominato dal Consiglio di Amministrazione del 10 maggio 2004 in carica sino all'approvazione del bilancio dell'esercizio 2006.*
(3) *Membro del Comitato Remunerazione e Nomine nominato dal Consiglio di Amministrazione del 10 maggio 2004 in carica sino all'approvazione del bilancio dell'esercizio 2006.*
(4) *In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.*
(5) *Incarico per la revisione dei bilanci degli esercizi 2004, 2005 e 2006 conferito dall'Assemblea del 29 aprile 2004.*

CAMPARI


CAMPARI
PASSION

INTRODUZIONE

Il Gruppo Campari ha chiuso positivamente il primo semestre del 2004 con vendite e redditività in crescita rispetto al corrispondente periodo dello scorso anno: le vendite sono infatti cresciute del 10,4%, l'EBITA del 7,1%, il risultato operativo del 2,4% e l'utile netto di pertinenza del gruppo del 10,7%.

Valori relativi al periodo 1 gennaio-30 giugno (€ milioni)	2004	2003	Variazione %
Vendite al netto di sconti e accise	367,4	332,7	10,4%
Margine commerciale	104,1	91,5	13,8%
EBITDA	84,7	78,9	7,4%
EBITA	75,9	70,9	7,1%
EBIT = Risultato operativo	58,3	56,9	2,4%
Utile prima delle imposte e degli interessi di minoranza	55,0	51,4	7,0%
Utile ante imposte di pertinenza del Gruppo	48,7	43,6	11,8%
Utile netto di pertinenza del Gruppo	30,9	28,0	10,7%

I risultati del periodo da un lato beneficiano integralmente del consolidamento di Barbero 1891 S.p.A., acquisita nel dicembre 2003, d'altro lato sono invece penalizzati dalle variazioni dei tassi di cambio intervenute.
Nei successivi paragrafi, "Andamento delle vendite" e "Conto economico consolidato", viene presentata un'analisi dettagliata dei risultati, con particolare evidenza alle tre componenti della crescita, ovvero variazione organica, variazione del perimetro di consolidamento e variazione dovuta alle oscillazioni dei tassi di cambio.

EVENTI SIGNIFICATIVI

Acquisto del marchio Riccadonna

Nel gennaio 2004 è avvenuto il *closing* relativo all'acquisto del marchio Riccadonna da Sabevis S.r.l. per un controvalore di € 11,3 milioni.
Successivamente, in febbraio, la proprietà del marchio Riccadonna è stata trasferita, nell'ambito del Gruppo, a Barbero 1891 S.p.A.; contestualmente, l'intera produzione degli spumanti e dei *vermouth* Riccadonna è stata attivata nell'unità produttiva di Barbero 1891 S.p.A., che ne ha assunto anche la distribuzione sul mercato italiano.

Acquisto di Coutsicos S.A.

Nel gennaio 2004, N. Kaloyannis Bros A.E.B.E. ha acquistato la proprietà di una società greca, Coutsicos S.A., con sede a Piraeus e stabilimento a Volos.
Il valore complessivo dell'operazione è di € 2,8 milioni e include una parte di marchi già registrati nel dicembre 2003.
Coutsicos S.A.possiede uno stabilimento che sarà utilizzato dal Gruppo per la produzione di Ouzo 12, attualmente imbottigliato presso terzi.
Si stima che, complessivamente, gli investimenti necessari all'acquisto di impianti e macchinari nonché all'adeguamento dei fabbricati alle nuove necessità ammonteranno a € 2,5 milioni.

Proseguimento dello start-up operativo delle produzioni nello stabilimento di Novi Ligure.

Sono entrate pienamente in funzione, oltre alle linee *vermouth* e spumanti già operative alla fine dell'esercizio precedente, anche le linee liquori per la produzione di Cynar, Jägermeister e Biancosarti trasferite dallo stabilimento di Termoli, la cui attività era cessata nel corso del 2003.

Operazione di leasing finanziario sull'immobile industriale di Novi Ligure

Nel febbraio 2004 Campari-Crodo S.p.A. ha concluso un'operazione di *sale and lease-back* con Sanpaolo Leasint S.p.A., avente per oggetto l'immobile industriale sito in Novi Ligure, comprendente il solo fabbricato industriale con gli impianti a esso direttamente afferenti.
Il corrispettivo della cessione è stato di € 27,5 milioni.
Il contratto di *leasing*, stipulato per un costo complessivo di importo pari a tale corrispettivo, ha decorrenza dalla data di cessione (16 febbraio 2004) e una durata di 8 anni con opzione finale di riscatto del bene per un valore pari al 10% di tale costo.
Il canone mensile fisso è indicizzato al variare del parametro Euribor, comportando un tasso di interesse del *leasing* pari all'Euribor a 3 mesi maggiorato di 59,5 *basis points.*

Vendita di Sovinac S.A.

Nel marzo 2004, Sovinac S.A., divenuta una *cash company* non operativa dopo la cessione a terzi dell'immobile di Bruxelles di cui era proprietaria e detenuta al 100% tramite Lacedaemon B.V., è stata ceduta a terzi per € 1,0 milioni, pari appunto alla consistenza di cassa.
La cessione non ha comportato alcun effetto in bilancio consolidato.

Proseguimento del programma di razionalizzazione della struttura del Gruppo

Nel corso del semestre sono proseguite le azioni aventi come obiettivo l'ulteriore razionalizzazione della struttura del Gruppo.
In particolare, nel mese di marzo sono state approvate dai relativi Consigli di Amministrazione le seguenti operazioni, che le rispettive Assemblee hanno successivamente deliberato nel mese di aprile:

- fusione per incorporazione di Campari-Crodo S.p.A. in Davide Campari-Milano S.p.A.; si ricorda, relativamente a quest'ultima operazione, che la Capogruppo detiene a oggi l'intero capitale sociale di Campari-Crodo S.p.A. e che pertanto la fusione non comporterà alcun concambio;
- fusione per incorporazione di S.A.M.O S.p.A. in Campari Italia S.p.A.

Tali fusioni, che avverranno nel corso del secondo semestre, avranno effetti contabili dal 1 gennaio 2004 e dalla stessa data decorreranno gli effetti fiscali ai fini delle imposte sui redditi.
Sempre nell'ambito del programma in oggetto, il 31 marzo 2004 la Capogruppo ha ceduto le partecipazioni detenute in Campari Schweiz A.G. e in Campari Finance Teoranta a DI.CI.E. Holding B.V.
Il valore di queste operazioni, supportato da pareri esterni, è stato rispettivamente di € 59,9 milioni e di € 58,7 milioni.
Le operazioni di fusione e cessione sopra descritte non hanno generato e non genereranno alcun effetto sul bilancio consolidato.

Lancio di SKYY Melon e SKYY Sport negli Stati Uniti

A gennaio il Gruppo, tramite Skyy Spirits, LLC, ha annunciato il lancio di un'ulteriore *line extension* di SKYY Vodka (oltre alle già esistenti SKYY Berry, SKYY Citrus, SKYY Spiced e SKYY Vanilla): il nuovo *brand* è SKYY Melon, che rafforza il posizionamento della società nel segmento delle *flavoured* vodka.
Inoltre, sempre nei primi mesi dell'esercizio, è stata annunciata l'introduzione sul mercato di SKYY Sport, un nuovo *ready-to-drink* a basso contenuto calorico.

SKYY Sport è prodotto e distribuito da SABMiller analogamente a SKYY Blue, il *ready-to-drink* lanciato nel 2002.

Lancio di Campari Mixx Lime e Campari Mixx Peach

A febbraio, al fine di arricchire la propria gamma di offerta nei *ready-to-drink*, il Gruppo ha lanciato in Italia Campari Mixx Lime e Campari Mixx Peach, le nuove versioni di Campari Mixx rispettivamente al gusto di *lime* e pesca.
Tali bevande, a bassa gradazione alcolica, frizzanti e rinfrescanti, si vanno ad aggiungere alle due versioni già presenti sul mercato, Campari Mixx e Campari Mixx Orange.

PERIMETRO DI CONSOLIDAMENTO

Nel primo semestre del 2004 sono intervenute, rispetto alla situazione in essere al 31 dicembre 2003, le seguenti variazioni nel perimetro di consolidamento del Gruppo:

- Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile Immobilière du Domaine de la Margue, controllate da Sella & Mosca S.p.A. e già consolidate con il metodo del patrimonio netto, dall'inizio del 2004 sono consolidate con il metodo integrale;
- Coutsicos S.A., acquisita all'inizio del 2004, viene consolidata con il metodo integrale;
- Sovinac S.A. è uscita dal perimetro di consolidamento per avvenuta cessione.

Ai fini di una corretta interpretazione dei risultati, si ricorda che l'acquisizione di Barbero 1891 S.p.A. è intervenuta il 3 dicembre 2003 e che, di conseguenza, la società è stata consolidata sin da tale data.
Pertanto:

- il conto economico del primo semestre 2004 beneficia integralmente del consolidamento dei risultati della società acquisita, rispetto al primo semestre 2003;
- per quanto concerne lo stato patrimoniale e la posizione finanziaria netta, il bilancio consolidato al 31 dicembre 2003 recepiva già gli effetti derivanti dall'acquisizione, mentre quello al 30 giugno 2003 non li includeva.

SITUAZIONE ECONOMICO-FINANZIARIA DEL GRUPPO

Andamento delle vendite

Tutti i valori relativi alle vendite riportati nel presente paragrafo, siano essi definiti come vendite nette o anche semplicemente come vendite, sono sempre espressi al netto di accise e sconti.

Nel primo semestre del 2004 le vendite consolidate del Gruppo sono state € 367,4 milioni e hanno evidenziato una crescita del 10,4% rispetto al corrispondente periodo dello scorso anno, in cui erano state pari a € 332,7 milioni.
Nella tabella sottostante viene evidenziata la variazione delle vendite nelle sue tre componenti di crescita esterna, di crescita organica e di variazione dovuta ai tassi di cambio.

Analisi della variazione delle vendite	€ milioni	In % su primo semestre 2003
– vendite del primo semestre 2004	367,4	
– vendite del primo semestre 2003	332,7	
Variazione totale	34,7	10,4%
di cui		
crescita esterna	28,9	8,7%
crescita organica al lordo di effetto cambio	15,4	4,6%
effetto variazioni cambio	–9,6	–2,9%
Variazione totale	**34,7**	**10,4%**

La crescita esterna è stata del 8,7% ed è quasi interamente imputabile alle vendite dei *brand* di Barbero 1891 S.p.A. (principalmente Aperol, ma anche Aperol Soda, i liquori Barbieri e i vini Mondoro ed Enrico Serafino) che, nel semestre in oggetto, sono state complessivamente pari a € 28,5 milioni.
La restante parte di crescita esterna, pari a € 0,4 milioni, è relativa alle vendite degli *wines* di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile Immobilière du Domaine de la Margue, che, come sopra anticipato, nel 2004 vengono consolidate per la prima volta con il metodo integrale.

La crescita organica, valutata a cambi medi invariati rispetto al primo semestre 2003, è stata pari al 4,6%; tale positiva evoluzione è stata determinata da un incremento delle vendite di quasi tutti i *brand* principali.

Le variazioni dei tassi di cambio hanno avuto invece un impatto negativo del 2,9% sulle vendite, in valori assoluti quantificabile in € 9,6 milioni, determinato principalmente dalla svalutazione del Dollaro USA, che ha subito un deprezzamento nei confronti dell'Euro del 10,0% nei due periodi posti a confronto.
Per contro, la svalutazione del Real brasiliano è risultata contenuta al 2,0%, in quanto, dopo il forte deprezzamento intervenuto nel primo semestre dello scorso anno, il rapporto di cambio nei confronti dell'Euro sembra aver ritrovato, pur con qualche oscillazione, un nuovo livello di equilibrio.
La tabella seguente riporta l'evoluzione del tasso di cambio relativo alle valute più significative per il Gruppo Campari.

Cambi medi del semestre	2004	2003	variazione %
US$ x 1 €	1,228	1,105	
€ x 1 US$	0,8145	0,9050	–10,0%
BRC x 1 €	3,642	3,569	
€ x 1 BRC	0,2746	0,2802	–2,0%
CHF x 1 €	1,553	1,492	
€ x 1 CHF	0,6438	0,6702	–3,9%

Vendite per area geografica

L'incremento delle vendite del primo semestre dell'anno è stato determinato principalmente dall'andamento positivo del mercato italiano, che, con vendite pari a € 200,7 milioni, ha conseguito una crescita complessiva del 18,6%.
Rispetto alle altre aree geografiche, **l'Italia** ha beneficiato maggiormente del primo consolidamento di Barbero 1891 S.p.A., le cui vendite hanno avuto una concentrazione sul mercato italiano superiore al 80%.
Infatti la crescita del 18,6% dell'area Italia è imputabile per circa i tre quarti (13,7%) alle vendite di Aperol

e degli altri *brand* di Barbero 1891 S.p.A. e per il 4,9% alla crescita organica; nel periodo considerato, l'Italia ha pertanto rafforzato la propria incidenza sulle vendite totali del Gruppo, che è così passata dal 50,8% dello scorso anno al 54,6% del 2004.
Le due tabelle seguenti mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite per area geografica e, la seconda, l'incidenza, sull'evoluzione totale di ciascuna area, delle tre componenti di crescita esterna, variazione organica ed effetto cambi.

Vendite per area geografica	Primo semestre 2004		Primo semestre 2003		Variazione %
	€ milioni	%	€ milioni	%	2004 / 2003
Italia	200,7	54,6%	169,1	50,8%	18,6%
Europa	62,7	17,1%	64,4	19,4%	-2,7%
Americhe	95,0	25,9%	94,3	28,4%	0,7%
Resto del mondo	9,0	2,5%	4,8	1,4%	88,1%
Totale	**367,4**	**100,0%**	**332,7**	**100,0%**	**10,4%**

Analisi della variazione % delle vendite per area geografica	Variazione in % totale del semestre	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
Italia	18,6%	13,7%	4,9%	0,0%
Europa	-2,7%	7,4%	-9,4%	-0,7%
Americhe	0,7%	0,3%	9,3%	-8,9%
Resto del mondo	88,1%	14,1%	89,8%	-15,8%
Totale	**10,4%**	**8,7%**	**4,6%**	**-2,9%**

In **Europa** le vendite sono state pari a € 62,7 milioni e hanno evidenziato una contrazione del 2,7%, determinata principalmente da una flessione della parte organica del *business* (-9,4%) solo parzialmente bilanciata dal positivo apporto derivante dalla crescita esterna (+7,4%).
Il *trend* non positivo registrato a livello del *business* organico è imputabile sostanzialmente al mercato tedesco; dove in primo luogo è intervenuta l'interruzione della distribuzione di Campari Mixx (imposta dai pesantissimi inasprimenti fiscali intervenuti e volti a colpire la categoria dei *ready-to-drink*) e in secondo luogo le pessime condizioni climatiche del secondo trimestre dell'anno hanno rallentato i consumi dei due *brand* principali (Campari e Asti Cinzano).
Tra gli altri più importanti mercati europei, hanno evidenziato per contro un *trend* delle vendite positivo la Grecia, la Spagna, la Francia e la Gran Bretagna.
La crescita esterna, pari al 7,4%, è stata quasi totalmente generata dalle vendite dei *brand* di Barbero 1891 S.p.A., tra i quali, oltre ad Aperol, ha contribuito positivamente anche lo spumante Mondoro, sul mercato russo.
L'impatto dei cambi sulle vendite in Europa del primo semestre, complessivamente pari al 0,7%, è stato principalmente determinato dalla svalutazione del Franco svizzero, in flessione del 3,9%.

L'area **Americhe**, con vendite per € 95,0 milioni, globalmente ha evidenziato nel semestre una crescita limitata allo 0,7%; la positiva evoluzione organica, pari al 9,3%, è stata infatti quasi completamente erosa dal negativo effetto della svalutazione, mentre il peso della crescita esterna, relativa ai *brand* di Barbero 1891 S.p.A., è stato del tutto marginale.

Nelle due tabelle seguenti viene fornito un maggiore dettaglio delle vendite dell'area Americhe.

Dettaglio vendite dell'area Americhe	Primo semestre 2004		Primo semestre 2003		Variazione %
	€ milioni	%	€ milioni	%	2004 / 2003
USA	69,9	73,5%	73,1	77,5%	-4,5%
Brasile	20,6	21,7%	17,9	19,0%	15,3%
altri paesi	4,5	4,8%	3,3	3,5%	36,0%
Totale	95,0	100,0%	94,3	100,0%	0,7%

Analisi della variazione % delle vendite dell'area Americhe	Variazione in % totale del semestre	di cui crescita esterna	di cui variazione organica lorda	di cui effetto cambio
USA	-4,5%	0,0%	6,1%	-10,6%
Brasile	15,3%	0,0%	17,6%	-2,3%
Altri paesi	36,0%	8,0%	35,5%	-7,5%
Totale	0,7%	0,3%	9,3%	-8,9%

Le vendite negli Stati Uniti, relative alla controllata Skyy Spirits, LLC, sono cresciute in valuta locale del 6,1%; la svalutazione del Dollaro USA, che ha avuto un impatto negativo del 10,0%, ne ha determinato tuttavia a livello consolidato una contrazione netta del 4,5%.

Campari do Brasil Ltda. ha realizzato una *performance* molto positiva, con un incremento delle vendite, rilevate in valuta locale, quantificabile nel 17,6% e determinato dai buoni risultati di tutti i *brand* più importanti, in particolare di Dreher e degli *admix whiskies.*
Diversamente da quanto accaduto negli Stati Uniti, la svalutazione della valuta locale ha avuto un impatto contenuto (-2,3%) e conseguentemente le vendite brasiliane, espresse in Euro, restano largamente in crescita (15,3%).
Gli altri paesi dell'area Americhe, che hanno un'incidenza del tutto marginale, hanno incrementato le vendite in misura tale da recuperare ampiamente l'impatto negativo della svalutazione, prevalentemente legata all'oscillazione del Dollaro USA.

Nell'area complementare **Resto del Mondo** le vendite sono state di € 9,0 milioni, con una crescita del 88,1% rispetto al semestre dello scorso anno.
L'incidenza di questa area sul totale del *business* del Gruppo rimane comunque contenuta (2,5%).
La crescita organica, che è stata del 89,8%, è principalmente riconducibile all'attesa positiva inversione di tendenza delle vendite nel mercato principale, ovvero il Giappone; nel corso dell'intero 2003 infatti, il distributore locale aveva attuato una politica di progressiva riduzione degli *stock* che, di trimestre in trimestre, aveva penalizzato le vendite dei *brand* del Gruppo.
L'andamento delle vendite è stato molto buono anche in Australia.
La crescita esterna dell'area Resto del Mondo è stata del 14,1%, determinata in parte dall'esportazione dei *brand* di Barbero 1891 S.p.A. e in parte dal primo consolidamento delle vendite di *wines* sul mercato cinese da parte di Qingdao Sella & Mosca Winery Co. Ltd.
L'effetto cambi infine ha avuto un impatto negativo sulle vendite di quest'area geografica, quantificabile nel 15,8%.

Vendite per area di business

Tutte le aree di *business* hanno contribuito positivamente alla crescita delle vendite del Gruppo, che nel semestre, complessivamente, è stata del 10,4%.

Gli *spirits*, gli *wines* e le "altre vendite" hanno beneficiato anche dell'apporto dei *brand* di Barbero 1891 S.p.A., evidenziando pertanto una crescita più elevata rispetto a quella registrata dai *soft drinks*.

Nelle due tabelle seguenti vengono riportate rispettivamente la ripartizione e l'evoluzione delle vendite per segmento e, per ciascuno di essi, la scomposizione della crescita totale nelle componenti di crescita esterna, variazione organica ed effetto cambi.

Vendite per segmento	Primo semestre 2004		Primo semestre 2003		Variazione %
	€ milioni	%	€ milioni	%	2004 / 2003
Spirits	240,6	65,5%	217,8	65,5%	10,4%
Wines	44,7	12,2%	36,4	10,9%	22,9%
Soft drinks	77,7	21,1%	75,5	22,7%	3,0%
Altre vendite	4,4	1,2%	3,0	0,9%	44,9%
Totale	**367,4**	**100,0%**	**332,7**	**100,0%**	**10,4%**

Analisi della variazione % delle vendite per segmento	Variazione in % totale del semestre	di cui crescita esterna	di cui variazione organica lorda	di cui variazione effetto cambio
Spirits	10,4%	10,7%	3,8%	-4,1%
Wines	22,9%	9,7%	14,9%	-1,7%
Soft drinks	3,0%	0,0%	3,0%	0,0%
Altre vendite	44,9%	67,8%	-21,8%	-1,1%
Totale	**10,4%**	**8,7%**	**4,6%**	**-2,9%**

Spirits

Le vendite degli *spirits* nel semestre, pari a € 240,6 milioni, risultano in crescita del 10,4% rispetto allo scorso anno e mantengono invariata al 65,5% la loro incidenza sul totale delle vendite del Gruppo.
La variazione complessiva è stata determinata da una crescita organica del 3,8%, da un impatto negativo dei cambi del 4,1% e, soprattutto, da una crescita esterna del 10,7%, totalmente attribuibile alle vendite dei *brand* di Barbero 1891 S.p.A.

Le vendite di *spirits* di **Barbero 1891 S.p.A.** sono state complessivamente pari a € 23,3 milioni, con Aperol che ne rappresenta circa i due terzi.
Il *trend* delle vendite dei prodotti di Barbero 1891 S.p.A. continua a essere positivo e, sulla base del confronto con i dati 2003 forniti dalla società acquisita, **Aperol** evidenzia nel semestre una crescita dei volumi di vendita a due cifre (+18,8%).

Per quanto concerne l'andamento dei marchi principali del Gruppo, le vendite di **Campari** sono cresciute del 6,0% a cambi costanti, mentre, considerando anche l'impatto negativo della svalutazione, la crescita si riduce al 4,1%.
Il mercato italiano chiude il primo semestre dell'anno con una leggera variazione positiva delle vendite: tale risultato può essere considerato soddisfacente se si considera che il *sell-in* del *brand* nei primi due mesi dell'anno è stato pesantemente condizionato dall'incremento degli *stock*, che, nel mese di dicembre 2003, molti distributori hanno attuato a seguito dell'annuncio dell'aumento dell'accisa sull'alcool, entrato in vigore dal 1 gennaio 2004.
In Brasile il *trend* delle vendite di Campari continua a essere positivo dopo i primi sei mesi dell'anno nonostante il secondo trimestre abbia visto l'atteso rallentamento delle vendite, conseguente all'aumento dei listini.

In Germania le vendite del *brand* hanno registrato nel semestre una contrazione rispetto al corrispondente periodo dello scorso anno; come precedentemente anticipato, il secondo trimestre dell'anno è stato caratterizzato da condizioni climatiche particolarmente sfavorevoli e i consumi di Campari sono risultati molto penalizzati dal confronto con lo scorso anno che, al contrario, nello stesso periodo aveva beneficiato di un clima eccezionalmente caldo.
Al risultato positivo conseguito da Campari nel primo semestre 2004 hanno contribuito anche altri importanti mercati, quali Giappone, Spagna, Grecia, Francia e Olanda.

CampariSoda, le cui vendite sono quasi totalmente concentrate sul mercato italiano, ha recuperato il ritardo del primo trimestre e a fine giugno evidenzia una crescita del 6,2%.

SKYY Vodka, ha chiuso il primo semestre con un *trend* delle vendite che, prima dell'effetto negativo del cambio, ha mostrato una crescita del 2,8% rispetto allo scorso anno; la gamma **SKYY *flavoured***, che oggi rappresenta il 15% del totale vendite del *brand* SKYY, ha evidenziato per contro una flessione del 17,3% rispetto al primo semestre 2003.
È opportuno ricordare che la gamma *flavoured*, costituita inizialmente solo da SKYY Citrus, nel mese di marzo dello scorso anno fu ampliata tramite il lancio delle *line extension* SKYY Berry, SKYY Spiced e SKYY Vanilla.
Le vendite del secondo trimestre dell'anno scorso hanno pertanto beneficiato del più intenso *sell-in* che caratterizza la primissima fase di introduzione di nuovi prodotti nei mercati; conseguentemente il confronto dei dati di vendita del 2004 in rapporto al 2003 non esprime il reale andamento delle *depletions* (ovvero le vendite dei distributori al mercato finale) del primo semestre 2004, che evidenzia, al contrario, una crescita a due cifre.
Il totale complessivo delle vendite del marchio SKYY (Vodka più *flavoured*) mostra una contrazione contenuta allo 0,7%, prima dell'effetto cambio, che diventa del 10,2% dopo l'impatto negativo della svalutazione del Dollaro USA, che vale appunto il 9,5%.
Per quanto concerne i mercati di esportazione, è proseguita l'attività di ampliamento distributivo e di penetrazione nei mercati dove il *brand* era già presente: al di fuori degli Stati Uniti, le vendite di SKYY Vodka, seppur con tassi di sviluppo più contenuti rispetto allo scorso anno, hanno mostrato ancora una crescita a due cifre.

Le vendite di **Campari Mixx** del primo semestre 2004 evidenziano una marcata contrazione, pari al 39,7%, rispetto allo scorso anno.
Questo risultato negativo è essenzialmente riconducibile all'interruzione della distribuzione del *brand* in Germania, dove il lancio era avvenuto proprio nel primo semestre 2003 e dove i già citati pesantissimi inasprimenti fiscali che hanno colpito la categoria, hanno portato, all'inizio di quest'anno, alla chiusura del progetto.
Pur con effetti negativi molto più contenuti, un'analoga motivazione ha determinato la chiusura del progetto sul mercato svizzero.
Sul mercato italiano per contro, l'andamento delle vendite del semestre è stato globalmente positivo, anche grazie al lancio delle due nuove referenze, Campari Mixx Lime e Campari Mixx Peach, avvenuto nella prima parte dell'anno.
Il secondo trimestre ha mostrato tuttavia una tendenza riflessiva, determinata anche dalle condizioni climatiche decisamente meno favorevoli rispetto a quelle riscontrate a maggio e giugno del 2003.

Per quanto concerne i *brand* brasiliani, il semestre ha registrato l'ottimo risultato di vendita sia dell'*aguardiente* **Dreher** (+23,1% a cambi costanti e +20,7% a cambi correnti) che degli ***admix whiskies*** Old Eight, Drury's e Gold Cup (+29,9% a cambi costanti e +27,3% a cambi correnti).
Per tutti i *brand* citati, già in tendenza positiva a fine marzo, le vendite dell'ultima parte del semestre hanno beneficiato anche del positivo effetto di anticipo degli ordini correlato all'annunciato aumento dei listini.

Tra gli altri prodotti del Gruppo nel segmento *spirits*, il semestre è stato positivo per **Ouzo 12**, le cui vendite sono incrementate del 9,8% rispetto al primo semestre 2003, grazie al buon andamento dei due mercati principali, quello tedesco e, soprattutto, quello greco.

Le vendite di **Cynar** sono diminuite del 1,9% e anche quelle dei liquori tipici **Zedda Piras** hanno registrato una contrazione, imputabile più alla Sardegna che al resto d'Italia.

Tra i *brand* **di terzi** più significativi, le vendite del semestre hanno evidenziato:

- la forte crescita di *tequila* 1800 negli Stati Uniti, pari al 30,7% a cambi costanti (17,8% a cambi correnti);
- la flessione del 1,1% di Jägermeister;
- la crescita degli *Scotch whiskies*, pari al 6,4% a livello organico, che beneficia dell'andamento particolarmente dinamico di Cutty Sark negli Stati Uniti; l'impatto sfavorevole dei cambi è stato del 8,8%, mentre l'apporto di crescita esterna derivante dagli *whiskies* distribuiti da Barbero 1891 S.p.A. ha contribuito un buon 3,3% alla crescita complessiva, pari al 0,9%.

Wines

Nel primo semestre del 2004 l'andamento degli *wines* è stato decisamente positivo, registrando vendite di € 44,7 milioni, in crescita del 22,9% rispetto al corrispondente periodo dello scorso anno.
La variazione complessiva è stata determinata da una crescita organica lorda del 14,9%, da un modesto impatto sfavorevole dei cambi (1,7%) e da un contributo di crescita esterna quantificabile nel 9,7%.

Gli *wines* entrati nel portafoglio prodotti del Gruppo in seguito all'acquisizione di Barbero 1891 S.p.A. hanno realizzato vendite per € 3,2 milioni e hanno determinato il 8,7% della crescita complessiva.
I *brand* più importanti sono lo spumante Asti Mondoro e i vini Enrico Serafino, che, nel primo semestre dell'anno, evidenziano tuttavia un *trend* lievemente negativo, esclusivamente relativo ai mercati internazionali, per i quali è stata intrapresa una politica commerciale più orientata allo sviluppo della profittabilità che alla crescita dei volumi.
Una parte marginale della crescita esterna, pari al 1,0%, è relativa alle vendite degli *wines* di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile Immobilière du Domaine de la Margue, che vengono consolidate con il metodo integrale per la prima volta.

Relativamente alla parte organica del *business*, l'andamento del semestre è stato positivo per tutti i principali *brand*.

Gli **spumanti Cinzano** hanno realizzato una crescita del 4,9% a valuta costante (+3,9% dopo l'impatto negativo dei cambi), principalmente riconducibile al buon risultato conseguito sul mercato italiano, dove, pur in un semestre di relativamente bassa stagione di consumi, il *brand* conferma segnali di vitalità.
Nel periodo in oggetto un apporto significativo alle vendite è venuto dal rilancio dello spumante Brachetto.
La situazione si presenta invece completamente differente sull'altro importante mercato, quello tedesco.
Le vendite di Asti Cinzano in Germania hanno infatti subito un rallentamento nel secondo trimestre dell'anno, imputabile a due fattori principali:

- da una parte all'aumentata competitività del mercato in generale e del segmento Asti in particolare, che si è manifestata in un incremento dell'utilizzo della leva prezzi e della comunicazione pubblicitaria da parte dei concorrenti;
- dall'altra alle sfavorevoli condizioni climatiche, che hanno colpito i consumi di tutte le bevande.

Tra gli altri mercati, le vendite di spumanti Cinzano del semestre hanno avuto un'evoluzione particolarmente positiva in Giappone e in Svezia.

Le vendite del *vermouth* **Cinzano** sono cresciute del 5,5% a cambi costanti (2,2% dopo il negativo effetto cambi); la crescita è stata determinata dalla positiva evoluzione delle vendite in Giappone e nei principali mercati europei.

I vini **Sella & Mosca**, per i quali il mercato italiano rappresenta più del 80% del totale del *business*, hanno chiuso il semestre in crescita 12,2% a valuta costante (11,7% dopo gli effetti cambi); il risultato positivo deriva sia dallo sviluppo dei volumi di vendita che da un miglioramento della composizione delle vendite stesse, che riflette un *mix* di vendita più favorevole, con una maggiore incidenza dei vini di fascia di prezzo più elevata.

Andamento decisamente positivo hanno avuto le vendite di **Riccadonna**, marchio in distribuzione sin dal 1995 sui principali mercati internazionali, recentemente acquistato dal Gruppo.
In questi mercati, le vendite del semestre hanno realizzato una crescita del 33,3% a cambi costanti (28,2% a cambi reali) grazie al risultato particolarmente positivo di Australia e Danimarca.
Le vendite dei prodotti Riccadonna per il mercato italiano, gestite dall'inizio del 2004 dalla rete commerciale di Barbero 1891 S.p.A., lo scorso anno non rientravano nel perimetro di consolidamento del Gruppo.
Nella presente analisi delle vendite, coerentemente con quanto fatto in passato, si ritiene opportuno considerare come crescita esterna solo quella generata da marchi, propri o distribuiti, che entrano *ex novo* nel perimetro di consolidamento e di non considerare invece come esterna la crescita derivante da ampliamenti distributivi a nuovi mercati, come nel caso di Riccadonna in Italia.

Soft drinks

Le vendite di *soft drinks*, quasi interamente realizzate sul mercato italiano, nel primo semestre del 2004 sono state pari a € 77,7 milioni e hanno evidenziato una crescita del 3,0% rispetto allo scorso anno.

L'andamento di quest'area di business è stato sicuramente condizionato da condizioni climatiche meno favorevoli rispetto all'anno precedente, in cui, nei mesi di maggio e giugno, sono state registrate temperature largamente superiori alle medie stagionali.
In particolare le vendite della linea **Lemonsoda, Oransoda e Pelmosoda**, sono diminuite del 5,3% e quelle di acque minerali del 6,6%.

Il segmento *soft drinks* ha realizzato comunque un risultato globalmente positivo, grazie al buon andamento di **Crodino**, in crescita del 8,7%.
L'aperitivo analcolico del Gruppo beneficia non solo di un *trend* delle vendite meno correlato alle variazioni climatiche rispetto ai *soft drinks* propriamente detti, ma anche di una notevole solidità di marca, supportata da un *marketing mix* efficace e coerente.
Le vendite di Lipton Ice Tea (marchio di terzi distribuito in Italia) sono cresciute del 4,3% grazie al positivo apporto di *green*, una nuova referenza di tè verde.

Altre vendite

Questo segmento, marginale e complementare agli altri, include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati.

Nel primo semestre del 2004 le "altre vendite" sono state pari a € 4,4 milioni e hanno evidenziato una crescita complessiva del 44,9% rispetto allo scorso anno, interamente ascrivibile a effetti di perimetro di consolidamento.

Infatti, in seguito all'acquisizione di Barbero 1891 S.p.A., questo segmento include anche la produzione del *brand* Frangelico per conto del Gruppo Cantrell & Cochrane, proprietario della marca.

Per quanto concerne la parte di queste vendite precedentemente già consolidata, nel semestre c'è stata una forte contrazione dovuta all'interruzione della produzione per terzi realizzata in Brasile.

Conto economico consolidato

Premessa sugli effetti delle variazioni dei cambi

La tabella sotto riportata presenta una sintesi dei risultati economici conseguiti dal Gruppo nel primo semestre dell'anno; oltre alle variazioni percentuali reali conseguite rispetto al primo semestre dello scorso anno (cambi effettivi), viene presentata anche, per le vendite e per ciascun indicatore di redditività, la variazione a cambi costanti. Si evidenzia come, escludendo l'impatto negativo dell'effetto cambio dato dalla rivalutazione dell'Euro, il Gruppo abbia conseguito una crescita a due cifre per tutti gli indicatori di redditività, con la sola eccezione dell'EBIT che, penalizzato dall'ammortamento dell'avviamento di Barbero 1891 S.p.A., mostra una crescita del 7,3%.

Valori relativi al primo semestre	a cambi effettivi		a cambi costanti		effetto
	2004	variazione %	2004	variazione %	cambio
	€ milioni	su 2003	€ milioni	su 2003	%
Vendite al netto di sconti e accise	367,4	10,4%	377,0	13,3%	-2,9%
Margine commerciale	104,1	13,8%	107,4	17,5%	-3,7%
EBITDA	84,7	7,4%	89,2	13,1%	-5,7%
EBITA	75,9	7,1%	78,7	11,0%	-3,9%
EBIT = Risultato operativo	58,3	2,4%	61,1	7,3%	-4,9%
Utile prima delle imposte e degli interessi di minoranza	55,0	7,0%	58,2	13,1%	-6,1%
Utile ante imposte di pertinenza del Gruppo	48,7	11,8%	51,2	17,5%	-5,7%
Utile netto di pertinenza del Gruppo	30,9	10,7%	33,0	18,0%	-7,3%

Nell'ultima colonna, che sintetizza l'effetto negativo del cambio, si può notare che tale impatto, per tutti gli indicatori di redditività, è sempre superiore a quello rilevato a livello delle vendite.
Ciò è dovuto a due circostanze.
Principalmente al fatto che, relativamente ai due differenti tipi di effetto cambi, ovvero *translation* (relativo alla conversione in Euro dei bilanci redatti in valuta estera di società del Gruppo che hanno costi e ricavi in valuta estera, quali Skyy Spirits, LLC e Campari do Brasil Ltda.) e *transaction* (relativo a vendite in valuta estera di società del Gruppo che redigono i bilanci in Euro e hanno costi in Euro), solo il primo manifesta effetti proporzionali a livello di tutte le linee del conto economico delle singole società.
Gli effetti *transaction* al contrario determinano, un impatto più che proporzionale a livello di risultati rispetto a quanto generato a livello di vendite, in quanto non subiscono la positiva svalutazione dei costi.
In secondo luogo, anche limitando l'analisi al solo effetto *translation*, la maggiore marginalità dei singoli conti economici delle società del Gruppo che sono oggetto di tale effetto, può determinare, a livello di bilancio consolidato, un più che proporzionale impatto cambi a livello di risultati rispetto a quanto rilevato a livello delle vendite.
La tabella sotto riportata evidenzia l'impatto cambi, scomposto nelle due componenti sopra descritte, per le vendite, l'EBIT e l'EBITA, l'incidenza degli effetti in rapporto al risultato del semestre precedente, nonché l'incidenza dell'effetto *transaction* in rapporto al totale dell'effetto cambio.

Analisi effetto cambio	Vendite nette	EBIT	EBITA
Valori primo semestre 2004 € milioni	367,4	58,3	75,9
Valori primo semestre 2003 € milioni	332,7	56,9	70,9
Effetti cambio verso primo semestre 2003:			
totale effetto cambio € milioni	-9,6	-2,8	-2,8
di cui effetto *translation* € milioni	-8,3	-1,8	-1,8
di cui effetto *transaction* € milioni	-1,3	-1,0	-1,0
totale effetto cambio in %	-2,9%	-4,9%	-3,9%
di cui effetto *translation* in %	-2,5%	-3,1%	-2,5%
di cui effetto *transaction* in %	-0,4%	-1,7%	-1,4%
incidenza effetto *transaction* sul totale dell'effetto cambio	13,5%	35,0%	36,0%

Relativamente all'effetto *transaction* è opportuno segnalare che sono state poste in essere operazioni di copertura a termine che, sul semestre, hanno avuto un effetto positivo a livello di vendite e, conseguentemente anche di EBIT e di EBITA, pari a € 0,2 milioni.

Conto economico riclassificato

La tabella seguente espone il conto economico consolidato, relativo al primo semestre del 2004 e del 2003, riclassificato secondo la prassi internazionale.

Conto economico riclassificato	Primo semestre 2004		Primo semestre 2003		variazione
€ milioni	Valore	%	valore	%	2004 / 2003
Vendite nette	**367,4**	**100,0%**	**332,7**	**100,0%**	**10,4%**
Costo dei materiali	(122,4)	-33,3%	(113,9)	-34,2%	7,5%
Costi di produzione	(26,5)	-7,2%	(20,7)	-6,2%	27,8%
Totale costo del venduto	**(148,9)**	**-40,5%**	**(134,6)**	**-40,5%**	**10,6%**
Margine lordo	**218,5**	**59,5%**	**198,1**	**59,5%**	**10,3%**
Pubblicità e promozioni	(71,5)	-19,5%	(69,2)	-20,8%	3,3%
Costi di vendita e distribuzione	(42,9)	-11,7%	(37,4)	-11,2%	14,9%
Margine commerciale	**104,1**	**28,3%**	**91,5**	**27,5%**	**13,8%**
Spese generali e amministrative	(26,4)	-7,2%	(23,7)	-7,1%	11,9%
Altri ricavi operativi	0,3	0,1%	3,5	1,1%	-91,0%
Ammortamento avviamento e marchi	(17,6)	-4,8%	(13,9)	-4,2%	26,3%
Risultato operativo = EBIT prima dei costi non ricorrenti	**60,4**	**16,4%**	**57,4**	**17,3%**	**5,1%**
Costi non ricorrenti	(2,1)	-0,6%	(0,5)	-0,2%	289,7%
Risultato operativo = EBIT	**58,3**	**15,9%**	**56,9**	**17,1%**	**2,4%**
Proventi (oneri) finanziari netti	(3,9)	-1,1%	(5,0)	-1,5%	-20,1%
Utili (perdite) su cambi netti	0,0	0,0%	(0,5)	-0,2%	
Altri proventi (oneri) non operativi	0,6	0,2%	0,0	0,0%	
Utile prima delle imposte	**55,0**	**15,0%**	**51,4**	**15,5%**	**7,0%**
Interessi di minoranza	(6,3)	-1,7%	(7,8)	-2,4%	-19,9%
Utile prima delle imposte del Gruppo	**48,7**	**13,3%**	**43,6**	**13,1%**	**11,8%**
Imposte	(17,8)	-4,8%	(15,6)	-4,7%	13,7%
Utile netto	**30,9**	**8,4%**	**28,0**	**8,4%**	**10,7%**
Ammortamenti materiali	(7,6)	-2,1%	(6,8)	-2,0%	12,7%
Ammortamenti immateriali	(18,8)	-5,1%	(15,2)	-4,6%	23,7%
Totale ammortamenti	**(26,4)**	**-7,2%**	**(22,0)**	**-6,6%**	**20,3%**
EBITDA prima dei costi non ricorrenti	86,8	23,6%	79,4	23,9%	9,3%
EBITDA	**84,7**	**23,1%**	**78,9**	**23,7%**	**7,4%**
EBITA prima dei costi non ricorrenti	78,0	21,2%	71,4	21,5%	9,2%
EBITA	**75,9**	**20,7%**	**70,9**	**21,3%**	**7,1%**

L'andamento delle **vendite nette** e il relativo positivo impatto del consolidamento di Barbero 1891 S.p.A., sono stati ampiamente commentati nel paragrafo precedente.

Di seguito vengono analizzate le altre voci del conto economico, con particolare riferimento alla loro incidenza percentuale sulle vendite nette, piuttosto che alla loro variazione in termini assoluti.

Nel primo semestre 2004 il **costo del venduto** ha avuto un'incidenza percentuale sulle vendite invariata rispetto allo scorso anno e pari al 40,5%, evidenziando peraltro un differente andamento delle due voci che lo compongono: il costo dei materiali ha avuto un andamento positivo, l'incidenza percentuale sulle vendite è infatti passata dal 34,2% al 33,3%, mentre i costi di produzione hanno al contrario aumentato il loro peso relativo di un punto percentuale.
Queste due tendenze, di segno opposto, sono state determinate sostanzialmente dall'internalizzazione della produzione dei *vermouth* e degli spumanti Cinzano presso il nuovo stabilimento di Novi Ligure, il cui *start up* operativo è avvenuto nella seconda metà del 2003; ciò ha generato un aumento delle spese di produzione, solo parzialmente compensato dal venir meno della componente di costo dei materiali rappresentata dalle *bottling fees*, precedentemente corrisposte ai terzisti.
Sempre per quanto concerne le spese di produzione, è opportuno segnalare che:

- gli oneri relativi alla gestione dello stabilimento di Novi Ligure sono stati solo in parte compensati dal venir meno degli oneri relativi al sito di Termoli, le cui produzioni sono state trasferite nel nuovo stabilimento a partire dalla seconda metà del 2003
- solo con il trasferimento delle produzioni dello stabilimento di Sesto San Giovanni a Novi Ligure, previsto nella seconda metà del 2005, il Gruppo potrà beneficiare pienamente delle sinergie previste dal piano di riassetto industriale in fase di completamento.

Il costo dei materiali ha beneficiato anche del reale contenimento dei costi unitari di alcune importanti materie prime, quali il vetro, l'alcool e il PET.

I **costi per pubblicità e promozioni** del primo semestre 2004, cresciuti in termini assoluti del 3,3%, sono stati più contenuti dello scorso anno in termini di incidenza percentuale sulle vendite, che è passata dal 20,8% al 19,5%.
La minore pressione promozionale e pubblicitaria è imputabile in parte a un parziale differimento della pianificazione delle attività, dal primo al secondo semestre di quest'anno, e in parte al venir meno degli investimenti relativi a Campari Mixx per il mercato tedesco.

I **costi di vendita e distribuzione** hanno incrementato la loro incidenza percentuale sulle vendite, che è passata dal 11,2% del primo semestre 2003 al 11,7% del 2004.
La variazione è sostanzialmente dovuta all'effetto del consolidamento di Barbero 1891 S.p.A., che si caratterizza per una incidenza di tali costi più elevata rispetto a quella organica del Gruppo.

Il conto economico consolidato del semestre evidenzia un **margine commerciale** di € 104,1 milioni, in crescita del 13,8% rispetto a quello conseguito nel primo semestre 2003.
A cambi costanti e a perimetro di consolidamento omogeneo, il margine commerciale presenta una crescita organica del 9,0%, l'acquisizione di Barbero 1891 S.p.A. ha contribuito un ulteriore 8,5% alla crescita complessiva, mentre l'effetto cambi negativo si quantifica nel 3,7%.

Le **spese generali e amministrative** mantengono un'incidenza sulle vendite nette sostanzialmente invariata, passando dal 7,1% al 7,2%, ma evidenziano un incremento abbastanza significativo (11,9%) rispetto allo scorso anno.
Tra le voci più significative all'origine di tale aumento vi sono il canone per la locazione dell'immobile di Via Filippo Turati a Milano, di importo superiore rispetto all'ammortamento dello stabile, che gravava in conto economico precedentemente alla cessione (intervenuta nel luglio 2003), nonché il venire meno di rilevanti sopravvenienze attive operative, rilevate nella voce spese generali e amministrative del primo semestre 2003.

La voce **altri ricavi operativi** penalizza significativamente il confronto tra il primo semestre 2004 e quello dello scorso anno in quanto si rilevano proventi per soli € 0,3 milioni rispetto a € 3,5 milioni del semestre 2003.
Lo scorso anno, questa linea del conto economico beneficiava di € 2,3 milioni relativi alle *royalties* corrisposte a Skyy Spirits, LLC da SABMiller per il *ready-to-drink* SKYY Blue, prodotto e distribuito da SABMiller negli Stati Uniti, di € 0,2 milioni relativi ad altre *royalties* percepite dal Gruppo, e infine di € 1,0 milioni relativi ad altri proventi di natura operativa.
Nel primo semestre del 2004, l'importo di € 0,3 milioni include esclusivamente *royalties* non relative a Skyy Spirits, LLC.
L'accordo tra Skyy Spirits, LLC e SABMiller, da quest'anno esteso al nuovo *brand* SKYY Sport, prevede che il proprietario della marca (Skyy Spirits, LLC) percepisca *royalties* in misura proporzionale alle vendite del prodotto sul mercato statunitense e che corrisponda al licenziatario (SABMiller) una contribuzione correlata agli investimenti promozionali e pubblicitari da quest'ultimo sostenuti; tale contribuzione, in nessun caso, può eccedere il valore delle *royalties* maturate.
Relativamente ai primi due anni dell'accordo, ovvero il 2002 e il 2003, Skyy Spirits, LLC ha beneficiato di un minimo garantito di *royalties* nette pari a US$ 5 milioni per anno.

L'ammortamento relativo all'avviamento e ai marchi è di € 17,6 milioni e presenta un incremento di € 3,7 milioni al confronto col primo semestre dello scorso anno,
La variazione netta di questa voce è imputabile, per € 3,5 milioni, al maggiore ammortamento di avviamento relativo all'acquisizione di Barbero 1891 S.p.A. e, per la parte restante, all'ammortamento dei marchi e dell'avviamento di Riccadonna e di Coutsicos S.A., recentemente acquistati.

Il semestre chiude con un **risultato operativo prima degli oneri non ricorrenti** pari a € 60,4 milioni, in crescita del 5,1% rispetto allo scorso anno.

Nel periodo in oggetto si rilevano **oneri non ricorrenti** per € 2,1 milioni, di cui € 1,5 milioni relativi a spese legali straordinarie e € 0,6 milioni relativi a costi straordinari per il personale; nel primo semestre dello scorso anno tali oneri ammontavano a soli € 0,5 milioni ed erano relativi al personale.
Si rammenta che gli oneri straordinari del personale recepiti in questa voce del conto economico non sono relativi al piano di riorganizzazione industriale in atto.
Relativamente a tale piano, nell'esercizio 2002 era stato accantonato un fondo specifico di € 10,0 milioni e, al 30 giugno 2004, l'utilizzo di tale fondo è stato pari a € 4,1 milioni.

L'**EBIT**, ovvero il risultato operativo dopo gli oneri non ricorrenti, nel semestre è stato di € 58,3 milioni, evidenziando un'incidenza percentuale sulle vendite pari al 15,9%.
Rispetto allo scorso anno la crescita è stata del 2,4%.

I due indicatori **EBITA** ed **EBITDA** mostrano una crescita superiore a quella rilevata a livello di risultato operativo (EBIT), in particolare:

- L'EBITA, ovvero il risultato operativo prima dell'ammortamento dell'avviamento e dei marchi, pari a € 75,9 milioni, evidenzia una crescita del 7,1%, superiore di 4,7 punti percentuali rispetto a quella conseguita a livello di EBIT, che subisce l'impatto del maggior ammortamento dell'avviamento relativo all'acquisizione di Barbero 1891 S.p.A.
- L'EBITDA, ovvero il risultato operativo prima di tutti gli ammortamenti, materiali e immateriali, pari a € 84,7 milioni, evidenzia una crescita del 7,4% rispetto al primo semestre 2003; l'ulteriore miglioramento della crescita dell'EBITDA rispetto all'EBITA, pari a 0,3 punti percentuali, è generato dall'incremento degli ammortamenti materiali del nuovo stabilimento di Novi Ligure.

Gli indicatori di redditività EBITA e EBITDA, rilevati prima dei costi non ricorrenti, evidenziano valori assoluti e tassi di crescita superiori a quelli degli stessi indicatori esposti al netto di detti oneri non ricorrenti, in quanto nel primo semestre 2004 tali costi straordinari sono stati notevolmente superiori a quelli registrati nel 2003.

Per quanto concerne le voci del conto economico comprese tra il risultato operativo e l'utile ante imposte, ovvero gli oneri finanziari, le differenze cambio e gli altri proventi (oneri) non operativi, vale quanto segue.

Gli **oneri finanziari** netti del semestre, pari a € 3,9 milioni, sono più contenuti rispetto al corrispondente periodo dello scorso anno, in cui ammontavano a € 5,0 milioni.
Nonostante il confronto della posizione finanziaria media netta dei due periodi evidenzi per il 2004 un incremento dell'indebitamento, il semestre ha beneficiato di un livello di tassi d'interesse sensibilmente inferiore rispetto a quello registrato nel 2003.
In particolare, nel primo semestre 2003, la parte del debito relativo al *private placement* realizzato da Redfire, Inc. nel luglio 2002, risultava ancora strutturata a tasso fisso, mentre nel primo semestre 2004 la quasi totalità del debito del Gruppo ha scontato tassi variabili.
Nella seconda parte del 2003, infatti, cogliendo le opportunità offerte dall'evoluzione dei tassi di interesse, anche tale quota di indebitamento è stata portata a tasso variabile, tramite un'operazione di *interest rate swap.*

La voce **differenze cambio** presenta un saldo pari a zero, in quanto guadagni e perdite si compensano integralmente nel semestre; lo scorso anno il valore negativo, di € 0,5 milioni, era relativo a perdite operative realizzate.

Gli altri **oneri e proventi non operativi** del semestre evidenziano un saldo positivo di € 0,6 milioni, rispetto a un saldo pari a zero relativo al primo semestre dello scorso anno, quando oneri e proventi si bilanciavano.

La somma delle tre componenti di reddito non operative sopra analizzate porta a un valore negativo di € 3,3 milioni ma, rapportata al corrispondente semestre 2003, determina minori oneri per € 2,2 milioni; conseguentemente l'**utile prima delle imposte e degli interessi di minoranza**, pari a € 55,0 milioni, mostra una crescita più sostenuta rispetto a quanto rilevato per l'EBIT, ovvero il 7,0%.

La deduzione degli **interessi di minoranza** nel primo semestre 2004 è stata di € 6,3 milioni, molto più contenuta rispetto allo scorso anno, in cui era pari a € 7,8 milioni.
La differenza è imputabile sia alla lieve diminuzione dell'utile di Skyy Spirits, LLC, sia all'impatto cambi che ha ulteriormente ridotto detto utile.
L'entità delle partecipazioni di minoranza nella società americana è rimasta immutata nel semestre.

L'**utile prima delle imposte di pertinenza del Gruppo** è stato di € 48,7 milioni, e, beneficiando di una minor quota di utile di terzi, evidenzia una crescita del 11,8 % rispetto a quello conseguito lo scorso anno.

Infine, dopo le **imposte** del periodo, quantificabili in € 17,8 milioni, l'**utile netto di pertinenza del Gruppo** è stato pari a € 30,9 milioni, evidenziando una crescita del 10,7% rispetto al primo semestre del 2003.

Redditività per area di business

Il margine commerciale consolidato del primo semestre 2004 è stato pari a € 104,1 milioni ed è risultato in crescita del 13,8% rispetto a quello realizzato nel corrispondente periodo del 2003, pari a € 91,5 milioni.

La redditività per area di *business* viene analizzata partendo dai margini commerciali dei singoli *brand*, ovvero dal livello di profittabilità generato da ricavi e costi a essi direttamente imputabili, che poi è oggetto di aggregazione nei quattro segmenti di attività del Gruppo.

Si rammenta che il nuovo stabilimento di Novi Ligure, che sarà a regime solo nella seconda parte del 2005, quando accoglierà le produzioni di Campari e CampariSoda, oggi realizzate a Sesto San Giovanni, nel primo semestre dell'anno ha generato costi indiretti (prevalentemente ammortamenti) per € 1,0 milioni, non allocabili alle produzioni di Cinzano, Cynar, Jägermeister e Biancosarti.
Al fine di fornire una più corretta rappresentazione della reale evoluzione della redditività dei singoli *business*, si è ritenuto opportuno evidenziare il margine commerciale delle aree di *business* prima dei costi indiretti di produzione non allocati, per contro inclusi nel conto economico consolidato sopra analizzato; terminata l'attuale fase transitoria, tali costi verranno allocati alle produzioni di Campari e CampariSoda.

La redditività generata dalle aree di *business* è stata pertanto di € 105,1 milioni e ha evidenziato una crescita del 14,9%, rispetto al primo semestre 2003.

La tabella seguente presenta l'evoluzione del margine commerciale per ciascuna area di *business* e la riconciliazione con il margine consolidato del Gruppo.

Margine commerciale	Primo semestre 2004		Primo semestre 2003		2004 / 2003
	€ milioni	% su totale	€ milioni	% su totale	var %
Spirits	82,2	78,2%	71,6	78,3%	14,7%
Wines	6,0	5,7%	6,2	6,8%	-3,5%
Soft drinks	16,1	15,3%	13,5	14,7%	19,7%
Altro	0,8	0,8%	0,2	0,2%	382,4%
Margine commerciale delle aree di *business*	**105,1**	**100,0%**	**91,5**	**100,0%**	**14,9%**
Costi di produzione non allocati	(1,0)		(0,0)		
Margine commerciale consolidato	**104,1**		**91,5**		**13,8%**

Per ciascuno dei quattro segmenti, di seguito vengono presentate due tabelle: la prima mostra l'evoluzione della redditività, indicando i valori assoluti in milioni di Euro, l'incidenza percentuale sulle vendite nette e la variazione percentuale intercorsa fra i due periodi; la seconda mostra invece la scomposizione delle variazioni percentuali nelle tre componenti di variazione organica, effetto cambio ed effetto variazione di perimetro.
La redditività delle aree di *business* viene sintetizzata nelle tabelle seguenti con l'analisi di tre linee del conto economico:

- vendite nette;
- margine lordo (ovvero vendite nette meno costo del venduto);
- margine commerciale (ovvero margine lordo meno i costi di pubblicità e promozioni e di vendita e distribuzione).

Redditività spirits

	Primo semestre 2004		Primo semestre 2003		Variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	240,6	100,0%	217,8	100,0%	10,4%
Margine lordo	162,3	67,5%	146,8	67,4%	10,5%
Margine commerciale	82,2	34,2%	71,6	32,9%	14,7%

Analisi della variazione % della redditività spirits	Variazione % totale del semestre	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	10,4%	3,8%	–4,1%	10,7%
Margine lordo	10,5%	2,4%	–3,8%	12,0%
Margine commerciale	14,7%	8,6%	–4,1%	10,2%

Nel primo semestre dell'anno gli *spirits* hanno generato un margine commerciale pari a € 82,2, milioni, che corrisponde a una redditività del 34,2% sulle vendite nette, in crescita del 14,7% rispetto al semestre corrispondente.
Come evidenziato nella seconda tabella, hanno contribuito all'ottenimento della crescita totale sopra indicata lo sviluppo organico delle attività, che è stato del 8,6% prima dei cambi, nonché il margine commerciale incrementale generato dagli *spirits* di Barbero 1891 S.p.A., quantificabile nel 10,2%; il cambio sfavorevole ha invece generato un'erosione del 4,1% del margine commerciale dell'area.
Per quanto concerne la parte organica del *business*, l'apporto più significativo alla crescita della redditività è derivato da CampariSoda e da SKYY Vodka, che, prima dell'effetto cambio, mostra una progressione della redditività.
È opportuno considerare che, complessivamente, gli *spirits* di Barbero 1891 S.p.A. presentano una marginalità in linea con gli elevati livelli del *business spirits* organico del Gruppo; tant'è che una variazione di perimetro pari al 10,7% a livello di vendite nette si riflette in una quasi analoga variazione del margine commerciale (10,2%).

Redditività wines

	Primo semestre 2004		Primo semestre 2003		Variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	44,7	100,0%	36,4	100,0%	22,9%
Margine lordo	20,1	44,9%	17,4	47,7%	15,7%
Margine commerciale	6,0	13,3%	6,2	17,0%	-3,5%

Analisi della variazione % della redditività *Wines*	Variazione % totale del semestre	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	22,9%	14,9%	–1,7%	9,7%
Margine lordo	15,7%	12,1%	–2,8%	6,4%
Margine commerciale	–3,5%	–3,4%	–6,1%	6,0%

Nel primo semestre del 2004 gli *wines* hanno realizzato un margine commerciale di € 6,0 milioni, pari al 13,3% delle vendite nette, in leggera contrazione (–3,5%) rispetto allo scorso anno.
La variazione negativa è imputabile a una analoga flessione percentuale organica (–3,4%), la variazione di perimetro ha apportato inoltre al margine commerciale dello scorso anno un incremento del 6,0% ma l'effetto cambio ha annullato completamente questo impatto positivo.
Per quanto riguarda il *business* organico, il conto economico degli *wines* del periodo recepisce gli effetti connessi all'avvio della produzione di spumanti e *vermouth* Cinzano nel nuovo stabilimento di Novi Ligure, scontando pertanto le fisiologiche conseguenze sui costi di uno *start up* industriale così complesso.
Inoltre l'internalizzazione delle produzioni di Cinzano, nel 2003 interamente affidate a terzi, ha determinato

il passaggio da una struttura di costi variabili, definiti contrattualmente su base media annua, a una struttura di costi fissi, che penalizza il primo semestre dell'anno, caratterizzato da una più bassa stagionalità delle vendite e delle produzioni.
A seguito di quanto indicato, la crescita organica del margine lordo è limitata al 12,1% a fronte di una variazione delle vendite nette del 14,9%.
La variazione negativa del 3,4% rilevata per il margine commerciale è invece correlata a un più che proporzionale aumento degli investimenti pubblicitari e promozionali, registrato in particolare per il *vermouth* Cinzano e per i vini Sella & Mosca.
La crescita esterna generata dagli *wines* di Barbero 1891 S.p.A., relativa sostanzialmente ai vini Mondoro ed Enrico Serafino, porta agli *wines* del Gruppo una marginalità inferiore rispetto a quella generata dal portafoglio prodotti esistente.

Redditività soft drinks

	Primo semestre 2004		Primo semestre 2003		Variazione
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	77,7	100,0%	75,5	100,0%	3,0%
Margine lordo	36,0	46,4%	33,7	44,6%	7,1%
Margine commerciale	16,1	20,8%	13,5	17,8%	19,7%

Analisi della variazione % della redditività soft drinks	Variazione % totale del semestre	di cui variazione organica lorda	di cui effetto cambio	di cui variazione perimetro
Vendite nette	3,0%	3,0%	0,0%	0,0%
Margine lordo	7,1%	7,1%	0,0%	0,0%
Margine commerciale	19,7%	19,7%	0,0%	0,0%

Il margine commerciale dei *soft drinks* è stato pari a € 16,1 milioni, con un'incidenza sulle vendite nette del 20,8% e un tasso di crescita, rispetto al corrispondente periodo dello scorso anno, del 19,7%.
Il positivo risultato economico conseguito nel primo semestre dell'anno è principalmente riconducibile alla buona *performance* di Crodino, che, tra i *brand* di quest'area di *business*, evidenzia la più alta marginalità. All'interno del segmento infatti la crescita complessiva delle vendite nette, pari al 3,0%, è stata determinata da una solida crescita di Crodino e da una flessione dei *soft drinks* propriamente detti (con la sola eccezione di Lipton Ice Tea).
Per quanto concerne la spesa promozionale e pubblicitaria del semestre, l'investimento destinato a Crodino, pur incrementato in valore assoluto, ha avuto un'incidenza percentuale sulle vendite inferiore allo scorso anno, mentre gli altri *soft drinks* hanno ridotto l'investimento anche in termini assoluti.

Redditività altre vendite

	Primo semestre 2004		Primo semestre 2003		variazione
	e milioni	incidenza % sulle vendite del segmento	e milioni	incidenza % sulle vendite del segmento	in %
Vendite nette	4,4	100,0%	3,0	100,0%	44,9%
Margine lordo	1,0	22,4%	0,2	5,4%	501,7%
Margine commerciale	0,8	17,9%	0,2	5,4%	382,4%

La redditività del segmento complementare "altre vendite", nel semestre ha beneficiato del margine aggiuntivo relativo alla produzione del *brand* Frangelico, realizzata da Barbero 1891 S.p.A. per conto del gruppo Cantrell & Cochrane, proprietario della marca.

La contrazione delle vendite dovuta all'interruzione della produzione per terzi realizzata in Brasile è stata pertanto ampiamente controbilanciata dalla variazione di perimetro di cui sopra.

Rendiconto finanziario riclassificato

La tabella seguente espone il rendiconto finanziario del Gruppo in forma riclassificata e sintetica rispetto al prospetto riportato negli allegati alla relazione.
La riclassificazione consiste nell'evidenziare i fattori che hanno contribuito alla variazione della posizione finanziaria netta consolidata anziché alla variazione del saldo "cassa e banche": pertanto tale rendiconto, rispetto all'allegato alla relazione, non espone i flussi finanziari relativi alle variazioni di indebitamento, a breve e a lungo termine e di investimento in titoli negoziabili.

	30 giugno 2004 a perimetro costante	30 giugno 2003	31 dicembre 2003
Utile ante imposte	48,8	43,5	120,2
Ammortamenti	26,4	22,0	47,0
Plusvalenze da cessioni di immobilizzazioni	(0,4)	(0,4)	(34,4)
Altre voci (accantonamenti, utilizzi fondi, trattamento fine rapporto)	3,9	0,9	5,8
Imposte di esercizio e differite	(16,7)	(17,3)	(37,2)
Variazioni di debiti e crediti fiscali	(15,4)	10,9	5,3
Flusso di cassa da attività operative escluse variazioni nel capitale circolante	**46,6**	**59,5**	**106,7**
Capitale circolante netto	(0,0)	(37,9)	(30,8)
Flusso di cassa generato dalle attività operative	**46,6**	**21,5**	**75,9**
Acquisizione immobilizzazioni materiali	(8,8)	(16,5)	(28,4)
Debiti verso fornitori Novi Ligure	(0,0)	(17,0)	(17,0)
Acquisizione immobilizzazioni immateriali	(1,6)	(4,2)	(7,4)
Proventi da cessioni di immobilizzazioni materiali	1,0	1,0	40,3
Flussi di cassa da attività di investimento	**(9,4)**	**(36,7)**	**(12,5)**
Free cash flow	**37,2**	**(15,2)**	**63,4**
Acquisizioni e variazioni di perimetro	(14,1)	(0,0)	(155,6)
Altre attività di investimento	0,6	(4,7)	0,3
Dividendi	(24,7)	(24,7)	(24,7)
Flusso di cassa generato dalle altre attività	**(38,2)**	**(29,4)**	**(180,0)**
Differenze cambio e altri movimenti	(4,9)	10,4	18,4
Variazione posizione finanziaria netta	(5,9)	(34,2)	(98,3)

La gestione operativa, se considerata prima delle variazioni intervenute nel capitale circolante netto, ha generato un flusso di cassa di € 46,6 milioni, inferiore a quello del primo semestre 2003 (pari a € 59,5 milioni), per effetto delle variazioni dei debiti fiscali.
In particolare nel primo semestre dello scorso anno, in occasione del versamento del saldo delle imposte relative al 2002 e degli acconti relativi al 2003, la Capogruppo e Campari-Crodo S.p.A. hanno potuto

utilizzare delle eccedenze di crediti per acconti di imposte, generati dalle agevolazioni Tremonti *bis* e *Dual Income Tax,* in compensazione degli acconti dovuti sull'esercizio in corso, riducendo pertanto l'assorbimento di liquidità determinato dalla scadenza fiscale in oggetto.
I flussi di cassa del primo semestre 2004 hanno scontato al contrario il pagamento del saldo delle imposte dell'esercizio 2003 e dell'acconto di imposte dell'esercizio corrente.

La variazione di capitale circolante netto ha avuto percontro un impatto molto positivo sui flussi di cassa del periodo in esame: a fine giugno 2004 infatti il livello di *operating working capital* è rimasto invariato rispetto a quello di dicembre 2003; diversamente, a fine giugno 2003 si evidenziava un aumento di € 37,9 milioni rispetto al dicembre 2002.
Pertanto, i flussi di cassa complessivamente generati dalle attività operative risultano di € 46,6 milioni, evidenziando un forte aumento rispetto al corrispondente periodo del 2003, in cui ammontavano a € 21,5 milioni.

Le attività di investimento del periodo hanno assorbito risorse per € 9,4 milioni contro € 36,7 milioni del primo semestre 2003.
Gli investimenti in beni materiali, che nell'esercizio precedente si riferivano in buona parte al completamento dello stabilimento di Novi Ligure, si riducono in maniera consistente.

Il *free cash flow* generato dal Gruppo, grazie al combinato effetto dei maggiori flussi di cassa generati dalle attività operative e delle minori attività di investimento, risulta pertanto positivo per € 37,2 milioni, mentre nel primo semestre 2003 l'effetto netto comportava un assorbimento di risorse per € 15,2 milioni.

La voce "acquisizioni e variazioni di perimetro", globalmente ha determinato un assorbimento di risorse per € 14,1 milioni, relativi principalmente all'acquisto dei marchi Riccadonna per € 11,3 milioni; la parte restante è imputabile all'acquisizione di Coutsicos S.A. e agli effetti del consolidamento di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile Immobilière du Domaine de la Margue.

Infine, i dividendi distribuiti agli azionisti della Capogruppo per € 24,7 milioni e gli effetti cambio portano a una variazione finale di flussi finanziari negativa per € 5,9 milioni, valore che corrisponde all'aumento dell'indebitamento netto del Gruppo nel corso del periodo.
Alla fine del primo semestre 2003, tale variazione netta risultava negativa per € 34,2 milioni.

Posizione finanziaria netta

La posizione finanziaria netta del Gruppo, che evidenzia un indebitamento di € 303,0 milioni al 30 giugno 2004, si compone come segue:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Cassa e disponibilità presso banche	173,5	55,6	133,6
Titoli a breve negoziabili	7,8	1,9	1,9
Indebitamento verso banche	(49,8)	(120,3)	(30,1)
Indebitamento per *leasing* immobiliare	(3,1)	(2,1)	0,0
Rateo interessi su *private placement*	(4,5)	(2,9)	(4,4)
Posizione finanziaria netta a breve termine	**123,9**	**(67,8)**	**101,0**
Debiti verso banche	(4,2)	(4,4)	(3,9)
Indebitamento per *leasing* immobiliare	(23,2)	(10,3)	0,0
Debiti obbligazionari	(258,0)	-	(258,0)
Private placement	(139,9)	(148,8)	(134,6)
Altri debiti finanziari	(1,6)	(1,6)	(1,6)
Posizione finanziaria netta a medio-lungo termine	**(426,9)**	**(165,1)**	**(398,1)**
Posizione finanziaria netta	**(303,0)**	**(232,9)**	**(297,1)**
Posizione finanziaria netta di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile Immobilière du Domaine de la Margue		(1,0)	(0,9)
Posizione finanziaria netta	**(303,0)**	**(233,9)**	**(298,0)**

Ai fini di una maggiore omogeneità, nella tabella sopra esposta la posizione finanziaria netta al 30 giugno 2003 e al 31 dicembre 2003 è stata rettificata includendo i valori di Qingdao Sella & Mosca Winery Co. Ltd. e di Société Civile Immobilière du Domaine de la Margue, entrambe entrate nel perimetro di consolidamento dal 1 gennaio 2004.
Si ricorda che nei tre periodi posti a confronto la posizione finanziaria non include le azioni proprie detenute dalla Capogruppo e iscritte tra le immobilizzazioni finanziarie.

L'aumento dell'indebitamento registrato al 30 giugno 2004 subisce l'effetto negativo della rivalutazione del Dollaro USA rispetto al 31 dicembre 2003: ciò comporta un aumento del controvalore del debito a lungo termine di Redfire, Inc. (*private placement*), denominato in tale valuta e convertito al cambio di fine periodo.

Per quanto riguarda la composizione dell'indebitamento nei tre periodi posti a confronto, si segnala che i debiti per *leasing* al 30 giugno 2004 riguardano il contratto stipulato nel corso del semestre da Campari-Crodo S.p.A. sull'immobile industriale di Novi Ligure, mentre al 30 giugno 2003 si riferivano al *leasing* finanziario in essere in capo a Davide Campari-Milano S.p.A. e relativo all'immobile di Via Filippo Turati a Milano.
Quest'ultimo contratto era stato estinto nel corso del mese di luglio 2003 tramite il riscatto anticipato dell'immobile, che è stato successivamente ceduto a terzi.

Situazione patrimoniale

La tabella che segue riporta la situazione patrimoniale consolidata riclassificata al fine di dare evidenza delle fonti di finanziamento utilizzate dal Gruppo e degli impieghi a cui sono state destinate.

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Rimanenze	125,7	104,2	106,4
Crediti verso clienti	177,9	164,7	174,2
Debiti verso fornitori	(147,6)	(117,0)	(127,6)
Capitale circolante netto	**156,0**	**151,9**	**153,0**
Altre attività e passività a breve	(29,1)	(30,1)	(34,1)
Capitale di funzionamento	**126,9**	**121,8**	**118,9**
Trattamento di fine rapporto	(15,3)	(13,3)	(15,6)
Saldo netto imposte anticipate e differite	2,0	1,8	(0,2)
Altre passività non correnti	(19,0)	(17,8)	(21,8)
Totale altre passività nette	**(32,3)**	**(29,3)**	**(37,6)**
Immobilizzazioni materiali nette	158,9	154,2	152,4
Immobilizzazioni immateriali	567,0	442,5	571,6
Immobilizzazioni finanziarie	35,8	42,1	44,7
Totale immobilizzato	**761,7**	**638,8**	**768,7**
Capitale investito	**856,3**	**731,3**	**850,0**
Patrimonio netto di Gruppo	**(550,3)**	**(494,2)**	**(548,2)**
Patrimonio netto di terzi	(3,0)	(4,2)	(4,7)
Posizione finanziaria netta	**(303,0)**	**(232,9)**	**(297,1)**
Fonti di finanziamento	**(856,3)**	**(731,3)**	**(850,0)**

Ai fini del confronto dei tre periodi presentati, si ricorda che i dati patrimoniali al 30 giugno 2003 non includevano Barbero 1891 S.p.A., acquisita nel mese di dicembre dello stesso esercizio.

La struttura patrimoniale del Gruppo alla data della presente relazione è caratterizzata da un capitale investito netto di € 856,3 milioni, a fronte di un patrimonio netto di Gruppo di € 550,3 milioni e di un indebitamento finanziario netto di € 303,0 milioni.
Rispetto al 31 dicembre 2003, il capitale investito aumenta di € 6,3 milioni per effetto dei fattori seguenti:

- Il capitale circolante netto aumenta di € 3,0 milioni, ma unicamente per effetto delle variazioni di perimetro di consolidamento (€ 2,4 milioni) e dei cambi (€ 0,6 milioni); a perimetro e cambi omogenei, come più sopra esposto nel rendiconto finanziario riclassificato, il capitale circolante netto non subisce alcuna variazione in quanto all'aumento stagionale delle rimanenze di prodotti finiti e, seppur in minor misura, dei crediti verso clienti, si contrappone un corrispondente aumento dei debiti verso fornitori; conseguentemente, l'incidenza del capitale circolante netto sulle vendite nette dei 12 mesi mobili si riduce, passando dal 22,1% al 30 giugno 2003 al 20,8% al 30 giugno 2004;
- le altre passività a breve si riducono di € 5,0 milioni, sostanzialmente per il pagamento nel corso del semestre dei debiti tributari dell'esercizio precedente e degli acconti di imposte sull'esercizio in corso;
- le altre passività nette si riducono di € 5,3 milioni per la riclassifica da parte della Capogruppo di € 2,7 milioni da fondi rischi a debiti correnti e, per l'importo residuo, per le variazioni intervenute nelle imposte differite;

- le immobilizzazioni si riducono complessivamente di € 7,0 milioni, dopo essersi movimentate principalmente per effetto degli investimenti del periodo per € 21,7 milioni e, con segno opposto, degli ammortamenti per € 26,4 milioni; per quanto riguarda gli effetti delle variazioni del perimetro di consolidamento, essi hanno portato un aumento delle immobilizzazioni materiali e immateriali di € 7,3 milioni, e una riduzione delle immobilizzazioni finanziarie di € 7,0 milioni; fino al 31 dicembre 2003, tale voce accoglieva le partecipazioni del Gruppo in Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile Immobilière du Domaine de la Margue.

Per quanto riguarda le fonti di finanziamento utilizzate dal Gruppo, oltre ai movimenti della posizione finanziaria netta già commentati, si segnala:

- un aumento del patrimonio netto di Gruppo di € 2,1 milioni pari al saldo netto dei dividendi distribuiti per € 24,7 milioni, dell'utile del periodo di € 30,9 milioni e della movimentazione della riserva di conversione consolidata;
- la riduzione del patrimonio netto di terzi imputabile alla distribuzione, da parte di Skyy Spirits, LLC di acconti sui dividendi dell'esercizio in corso.

INVESTIMENTI

Gli investimenti del periodo in immobilizzazioni materiali e immateriali sono ammontati a € 21,7 milioni.
In particolare, gli investimenti in immobilizzazioni materiali sono stati pari a € 8,8 milioni e si riferiscono essenzialmente per € 4,4 milioni a Campari-Crodo S.p.A., che ha investito € 3,7 milioni principalmente in impianti e macchinari presso il nuovo stabilimento di Novi Ligure, e per € 1,7 milioni a Sella & Mosca S.p.A. per impianti di vinificazione e vigneti.
Gli investimenti in immobilizzazioni immateriali, pari a € 12,9 milioni, includono l'acquisto dei marchi Riccadonna più sopra commentato per € 11,3 milioni; i rimanenti investimenti riguardano il sistema informativo da parte delle società del Gruppo, prevalentemente legati a SAP.

ATTIVITÀ DI RICERCA E SVILUPPO

L'attività di ricerca e sviluppo ha riguardato esclusivamente l'ordinaria attività produttiva e commerciale; di conseguenza i relativi costi sono stati interamente spesati nel periodo.

ALTRE INFORMAZIONI

La Capogruppo

Il risultato semestrale della Capogruppo evidenzia un utile pari a € 113,2 milioni, in significativa crescita rispetto allo stesso periodo dell'esercizio precedente, positivamente influenzato dalla gestione finanziaria, in particolare dai proventi da partecipazioni.

I dati economici più significativi del primo semestre del 2004, confrontati con quelli dello stesso periodo dell'esercizio precedente, sono di seguito riportati:

	30 giugno 2004	30 giugno 2003
Valore della produzione	47,8	53,0
Costi della produzione	45,9	47,6
Differenza tra valore e costi della produzione	1,9	5,4
Totale proventi e oneri finanziari	107,8	(1,0)
Totale delle partite straordinarie	1,8	0,7
Risultato prima delle imposte	111,6	5,0
Imposte sul reddito del periodo	(1,7)	0,9
Risultato del periodo	113,2	4,2

I principali fattori che hanno caratterizzato l'andamento economico del primo semestre 2004, possono essere così sintetizzati:

- il risultato della gestione finanziaria pari a € 107,8 milioni è fortemente influenzato dai proventi da partecipazioni, generati in parte dai dividendi percepiti dalle società controllate, pari a € 47,0 milioni, e in parte dalle plusvalenze sulla cessione delle partecipazioni in Campari Schweiz A.G. e Campari Finance Teoranta a DI.CI.E.Holding B.V., pari complessivamente a € 66,8 milioni;
- il risultato della gestione operativa, pari a € 1,9 milioni, in flessione rispetto allo stesso periodo dello scorso anno, risente principalmente del valore della produzione inferiore, a seguito della ristrutturazione e riorganizzazione industriale del Gruppo, che, in particolare, ha comportato un diverso impegno produttivo dello stabilimento di Sesto San Giovanni rispetto agli altri impianti;
- il totale delle partite straordinarie, pari a € 1,8 milioni, include proventi per € 1,9 milioni e oneri per € 0,1 milioni;
- infine, le imposte sul reddito, positive per € 1,7 milioni, beneficiano della rilevazione di imposte anticipate sulla perdita fiscale del periodo, iscritte anche in considerazione della prossima fusione con Campari-Crodo S.p.A., che evidenzia un utile fiscale.

Campari in borsa

Azioni e Azionisti

Il capitale sociale di Davide Campari-Milano S.p.A. ammonta a € 29.040.000 suddiviso in 29.040.000 azioni del valore nominale di € 1,00 ciascuna.

Al 30 giugno 2004, i principali azionisti risultano essere:

Azionista (1)	Numero di azioni ordinarie	% di possesso
Alicros S.p.A.	14.809.600	50,997%
Morgan Stanley Investment Management	1.616.187	5,565%
Cedar Rock Capital	1.009.378	3,476%
Davide Campari-Milano S.p.A.(2)	940.941	3,240%
Lazard Asset Management	603.687	2,079%

(1) *Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob n. 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.*

(2) *Acquisto di azioni proprie finalizzate a servire il piano di* stock option.

Si segnala che, a seguito di notificazioni pervenute successivamente alla chiusura del semestre, alla data dell'approvazione della Relazione Semestrale, gli azionisti che risultano detenere una partecipazione al capitale superiore al 2% sono i seguenti:

Azionista (1)	Numero di azioni ordinarie	% di possesso
Alicros S.p.A.	14.809.600	50,997%
Cedar Rock Capital	1.009.378	3,476%
Davide Campari-Milano S.p.A.(2)	935.191	3,220%
Lazard Asset Management	603.687	2,079%
Fidelity Investments	584.797	2,013%

(1) *Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob n. 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.*

(2) *Acquisto di azioni proprie finalizzate a servire il piano di* stock option.

Andamento della quotazione

Nel corso del primo semestre 2004, il titolo Campari ha registrato un incremento in termini assoluti del 5,5% rispetto al prezzo di chiusura al 31 dicembre 2003 e una *performance* relativa del -0,4% rispetto all'indice di mercato (Mibtel), del +3,4% rispetto all'indice relativo alle società di media capitalizzazione (Midex) e del -7,8% rispetto all'indice di settore (FTSE 300 Eurotop Beverages).

Il 13 maggio 2004 è stato distribuito agli azionisti un dividendo di € 0,88 per azione, pari a quello dell'esercizio precedente.

Tale dividendo rappresenta un rendimento, calcolato allo stacco della cedola (10 maggio 2004), pari a circa il 2,3%.

La trattazione al MTA (Mercato Telematico Azionario) delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 1,7 milioni e un volume medio giornaliero di 44.587 azioni.

Al 30 giugno 2004 la capitalizzazione di borsa risulta pari a € 1.179 milioni.

Andamento del titolo Campari da gennaio 2004 a oggi


Prezzo azione Campari (Euro)
52 51 50 49 48 47 46 45 44 43 42 41 40 39 38 37 36 35 34 33 32 31 30
480 440 400 360 320 280 240 200 160 120 80 40 0
Q.t scambiate (migliaia di azioni)
gen-04 feb-04 mar-04 apr-04 mag-04 giu-04 lug-04
Campari (Q.t scambiate)
Campari (prezzo azione)
Midex (relativo)
Mibtel (relativo)
FTSE 300 Eurotop Beverages (relativo)

Fonte: Bloomberg

Dati azionari		1°semestre 2004	2003	2002	2001 (2)
Prezzo di chiusura [1]	€	40,59	38,46	30,00	26,37
Prezzo massimo [2]	€	41,08	38,48	37,77	31,00
Prezzo minimo [2]	€	35,68	27,41	25,28	21,84
Prezzo medio [2]	€	38,06	33,02	31,63	27,16
Capitalizzazione borsistica [2]	€ migliaia	1.178.734	1.116.878	871.200	765.785
Controvalore medio giornaliero	€ migliaia	1.703	1.261	1.695	2.066
Volume medio giornaliero	Numero di azioni	44.587	37.894	53.093	72.375

Fonte: Bloomberg

(1) *Al 31 dicembre per gli esercizi 2001, 2002 e 2003; al 30 giugno per il primo semestre 2004.*

(2) *Prezzo di chiusura.*

(3) Initial Public Offering *avvenuta il 6 luglio 2001 al prezzo di collocamento di € 31 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 42.260 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.*

Possesso e acquisto di azioni proprie e della controllante

Al 30 giugno 2004, la Capogruppo possiede 940.941 azioni proprie del valore nominale di € 1,00, la cui parte di capitale corrispondente è pari a € 940.941, il 3,24% circa del capitale sociale.
Tali azioni proprie sono da destinarsi al piano di *stock options*.

Nel corso del periodo e fino alla data della presente relazione non sono state detenute, né direttamente né indirettamente, azioni o quote della controllante.

Rapporti con società controllate non consolidate, controllanti e loro controllate

Ai sensi dell'articolo 2428 cod. civ. e delle comunicazioni Consob 97001574 del 20 febbraio 1997 e 98015375 del 27 febbraio 1998, vengono di seguito indicati tutti i rapporti del Gruppo con imprese controllate non incluse nell'area di consolidamento, nonché con società collegate, controllanti e imprese sottoposte al controllo di queste ultime, con particolare riferimento agli eventuali effetti economici, se significativi.
Tutte le operazioni sottoelencate sono regolate a prezzi e condizioni di mercato.

Voce di bilancio	€ milioni	Descrizione delle operazioni
Ricavi delle vendite	8,5	Ricavi delle vendite alle collegate M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e Summa S.L. per fornitura prodotti da parte di Campari International S.A.M.
Altri ricavi e proventi	0,06	Canoni di affitto in relazione ai contratti di sublocazione per uso uffici aventi oggetto parte degli immobili di via Bonaventura Cavalieri 4, 20121 Milano e di Via Filippo Turati 25, 20121 Milano, stipulati rispettivamente tra la Capogruppo e la controllante Alicros S.p.A. e tra la Capogruppo e la collegata Longhi & Associati S.r.l.
	0,01	Ricavi diversi di Campari Italia S.p.A. verso la collegata Longhi & Associati S.r.l.
Costi per servizi	3,0	Costi per attività promozionale e pubblicitaria sostenuti dalle collegate M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. e Summa S.L. e riaddebitati a Campari International S.A.M.
	0,3	Commissioni di acquisto di mezzi pubblicitari addebitate a Campari Italia S.p.A. dalla collegata Longhi & Associati S.r.l.
Proventi finanziari	0,03	Interessi attivi di competenza di Campari Finance Teoranta relativamente al prestito in essere nei confronti della collegata Fior Brands Ltd. pari a GBP 1,0 milioni e regolato ad un tasso d'interesse legato al Libor GBP

EVENTI SUCCESSIVI ALLA CHIUSURA DEL SEMESTRE

Lancio di SKYY Orange negli Stati Uniti

A luglio il Gruppo, tramite Skyy Spirits, LLC, ha annunciato il lancio di SKYY Orange; il nuovo *brand* è un'ulteriore *line extension* di SKYY Vodka (oltre alle già esistenti SKYY Berry, SKYY Citrus, SKYY Melon, SKYY Spiced e SKYY Vanilla) che rafforza il posizionamento della società nel segmento delle *flavoured* vodka.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

Le previsioni per la seconda parte dell'anno sono più che mai orientate a una giusta cautela.

In Italia, si può confermare la situazione di solidità di tutti i marchi principali e l'attesa di risultati ancora brillanti per Aperol, il *brand* entrato a dicembre 2003 nel portafoglio del Gruppo con l'acquisizione di Barbero 1891 S.p.A.
È tuttavia indispensabile constatare che il contesto congiunturale si fa sempre più sfavorevole, con un persistente basso livello del clima di fiducia della famiglie e con pesanti ricadute sulla propensione al consumo.

In Europa, lo scenario presenta ancora qualche criticità sull'importante mercato tedesco che, dopo una seconda metà del 2003 positiva, ha avuto un inizio anno difficile, non solo per il persistere di un quadro marcoeconomico tutt'altro che favorevole ma anche per condizioni climatiche che, nei mesi di primavera ed estate, contrariamente all'anno precedente non hanno favorito il consumo di bevande.
Un moderato ottimismo accompagna invece le previsioni sugli altri principali mercati europei, nei quali alcuni recenti accordi distributivi stanno portando risultati concreti.

Relativamente agli Stati Uniti, la consueta incertezza sull'evoluzione dei tassi di cambio è ulteriormente accentuata dalla imminente scadenza elettorale.
Per quanto attiene più specificatamente il *core business* di Skyy Spirits, LLC, nonostante il crescente aumento della pressione competitiva all'interno del segmento della *vodka premium*, in cui si colloca SKYY Vodka, lo stato di salute della marca trova conferma nei tassi di crescita delle *depletions* realizzati.

In Brasile, a parte le inevitabili considerazioni legate alla possibile evoluzione della valuta, in un contesto economico che è comunque prematuro definire stabilizzato, l'evoluzione del *business* di Campari do Brasil Ltda. non desta particolari preoccupazioni.
Inoltre, a partire dalla seconda metà del 2004 verranno meno i diritti di licenza di terzi relativi al marchio Cynar per il mercato brasiliano; conseguentemente il *brand*, che in Brasile gode di una posizione di *leadership* nella sua categoria, sarà prodotto e distribuito localmente dal Gruppo tramite Campari do Brasil Ltda.

ALLEGATI

STATO PATRIMONIALE CONSOLIDATO RICLASSIFICATO

(€ migliaia)	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Attività			
Cassa e banche	173.491	55.568	133.583
Titoli negoziabili	7.790	1.864	1.910
Crediti finanziari, quota a breve	258	256	781
Crediti verso clienti (*)	177.914	164.691	174.238
Crediti verso l'Erario	10.645	6.004	9.893
Imposte anticipate	15.102	11.388	15.792
Rimanenze	125.713	104.234	106.363
Altre attività correnti	25.660	22.337	28.963
Totale attività correnti	**536.573**	**366.342**	**471.523**
Immobilizzazioni materiali nette	158.864	154.156	152.427
Differenza da consolidamento, al netto dell'ammortamento	536.477	427.616	552.198
Altre immobilizzazioni immateriali, al netto dell'ammortamento	30.495	14.866	19.379
Partecipazioni	69	7.598	7.822
Azioni proprie	29.958	31.000	31.000
Altre attività	5.801	3.461	5.771
Totale attività non correnti	**761.664**	**638.697**	**768.597**
Totale attività	**1.298.237**	**1.005.039**	**1.240.120**
Passività e patrimonio netto			
Debiti verso banche	49.754	120.300	30.112
Leasing immobiliare, quota corrente	3.148	2.101	0
Debiti verso altri finanziatori	0	0	1
Debiti verso fornitori (*)	147.606	116.985	127.580
Imposte sul reddito	4.095	5.168	14.186
Debiti verso l'erario	17.671	22.566	18.737
Altre passività correnti	48.405	33.833	45.206
Totale passività correnti	**270.679**	**300.953**	**235.822**
Trattamento di fine rapporto	15.311	13.277	15.628
Debiti verso banche	4.199	4.401	3.863
Leasing immobiliare, meno quota corrente	23.218	10.290	0
Debiti verso obbligazionisti	257.954	0	257.954
Private placement	139.860	148.770	134.600
Debiti verso altri finanziatori (non correnti)	1.625	1.636	1.625
Debiti verso l'Erario non correnti	2.132	2.314	2.018
Imposte differite	13.143	9.573	15.979
Altre passività non correnti	16.842	15.515	19.752
Interessi di minoranza	3.019	4.153	4.668
Totale passività non correnti	**477.303**	**209.929**	**456.087**
Capitale	29.040	29.040	29.040
Riserve	521.215	465.117	519.171
Totale patrimonio netto	**550.255**	**494.157**	**548.211**
Totale passività e patrimonio netto	**1.298.237**	**1.005.039**	**1.240.120**

(*) *Si segnala che, a partire dal 31 dicembre 2003, i crediti e debiti commerciali verso società collegate sono stati riclassificati rispettivamente nei crediti verso clienti e nei debiti verso fornitori; per omogeneità sono stati ugualmente riclassificati i dati al 30 giugno 2003.*

CONTO ECONOMICO CONSOLIDATO RICLASSIFICATO

(€ migliaia)	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Vendite nette	**367.377**	**332.681**	**714.148**
Costo dei materiali	(122.432)	(113.901)	(256.330)
Costi di produzione	(26.499)	(20.743)	(44.907)
Totale costo del venduto	**(148.931)**	**(134.644)**	**(301.237)**
Margine lordo	**218.446**	**198.037**	**412.911**
Pubblicità e promozioni	(71.459)	(69.206)	(143.748)
Costi di vendita e distribuzione	(42.932)	(37.365)	(76.077)
Margine commerciale	**104.055**	**91.466**	**193.086**
Spese generali e amministrative	(26.383)	(23.583)	(46.851)
Altri ricavi operativi	317	3.519	6.912
Ammortamento avviamento e marchi	(17.605)	(13.942)	(28.458)
Risultato operativo = EBIT prima dei costi non ricorrenti	**60.384**	**57.460**	**124.689**
Costi non ricorrenti	(2.069)	(531)	(2.477)
Risultato operativo = EBIT	**58.315**	**56.929**	**122.212**
Proventi (oneri) finanziari netti	(3.946)	(4.938)	(8.843)
Utili (perdite) su cambi netti	16	(538)	1.622
Altri proventi (oneri) non operativi	614	(38)	23.130
Utile prima delle imposte	**54.999**	**51.415**	**138.121**
Interessi di minoranza	(6.273)	(7.829)	(17.851)
Utile prima delle imposte del Gruppo	**48.726**	**43.586**	**120.270**
Imposte	(17.772)	(15.629)	(40.448)
Utile netto	**30.954**	**27.957**	**79.822**
EBITDA prima dei costi non ricorrenti	86.815	79.426	171.674
EBITDA	84.745	78.895	169.197
EBITA prima dei costi non ricorrenti	77.990	71.402	153.147
EBITA	75.920	70.871	150.670

RENDICONTO FINANZIARIO CONSOLIDATO

(€ migliaia)	30 giugno 2004 a perimetro costante	30 giugno 2003	31 dicembre 2003
Flusso di cassa da attività operative			
Utile ante imposte	48.784	43.533	120.171
Ammortamenti	26.430	21.966	46.984
Plusvalenze da cessioni di immobilizzazioni	(430)	(448)	(34.447)
Altre voci che non determinano movimenti di cassa	356	29	10.512
Utilizzo di fondi	(579)		(4.080)
Imposte di esercizio	(17.830)	(15.576)	(40.349)
Variazioni del fondo trattamento di fine rapporto	(317)	140	(63)
Imposte differite	1.178	(1.767)	3.180
Variazioni debiti e crediti fiscali	(15.377)	10.884	5.297
Altre variazioni dei crediti e debiti, escluse le variazioni del capitale circolante	4.406	691	(522)
Flusso di cassa generato dalle attività operative prima delle variazioni del capitale circolante	**46.621**	**59.452**	**106.682**
Crediti verso clienti	(2.785)	(27.977)	(19.013)
Rimanenze	(16.893)	(9.861)	(6.339)
Debiti verso fornitori	19.675	(64)	(5.409)
Variazioni del capitale circolante netto	**(3)**	**(37.902)**	**(30.761)**
Flusso di cassa generato dalle attività operative	**46.618**	**21.550**	**75.921**
Flusso di cassa da attività di investimento			
Acquisizione di immobilizzazioni materiali	(8.801)	(16.488)	(28.414)
Variazione dei debiti verso fornitori per immobilizzazioni (Novi Ligure)		(17.020)	(17.020)
Proventi da cessioni di immobilizzazioni materiali	961	966	40.332
Acquisizione di immobilizzazioni immateriali	(12.924)	(4.188)	(7.447)
Acquisizione di nuove controllate	(2.828)		(155.604)
Variazione netta delle partecipazioni	736	1.076	270
Acquisto e vendita di azioni proprie	1.042		
Variazione netta dei titoli	(5.880)	2.371	2.325
Variazione dei crediti finanziari	493	42	58
Variazione del patrimonio netto di terzi	(1.649)	(5.831)	745
Flusso di cassa generato dalle attività di investimento	**(28.850)**	**(39.072)**	**(164.756)**
Flusso di cassa da attività di finanziamento			
Accensione di *leasing*	27.564		
Rimborso debito per *leasing*	(1.198)	(994)	(14.208)
Variazione netta dei debiti verso banche a breve termine	19.642	193	(89.995)
Interessi su prestiti obbligazionari e *private placement*	94	(475)	1.074
Emissione di prestito obbligazionario			257.954
Variazione netta debiti finanziari-quota non corrente	336	(511)	(1.060)
Dividendi	(24.675)	(24.675)	(24.675)
Flusso di cassa generato dalle attività di finanziamento	**21.763**	**(26.462)**	**129.090**
Differenze cambio sul capitale circolante netto	(563)	(583)	4.120
Altre differenze cambio e altri movimenti	940	(3.345)	(14.273)
Differenze cambio e altri movimenti	**377**	**(3.928)**	**(10.153)**
Aumento (diminuzione) netta cassa e banche	**39.908**	**(47.912)**	**30.103**
Cassa e banche all'inizio del periodo	133.583	103.480	103.480
Cassa e banche alla fine del periodo	**173.491**	**55.568**	**133.583**

CAMPARI



CRITERI DI REDAZIONE

La presente relazione semestrale è stata predisposta ai sensi della delibera Consob 11971 del 14 maggio 1999 e successive modifiche.
In particolare, ai sensi dell'articolo 81, 2° comma, della delibera Consob 11971, sono state predisposte anche le note relative ai prospetti contabili della Capogruppo, ai fini di una più corretta informazione del pubblico.
Sempre in conformità con quanto consentito dall'articolo 81 della delibera Consob 11971, il contenuto dello stato patrimoniale è limitato alle sole voci precedute da numeri romani e il contenuto del conto economico alle sole voci precedute da numeri arabi (articolo 81, 4° comma); inoltre, il risultato di periodo è indicato al netto delle imposte (articolo 81, 7° comma).
I prospetti contabili e le tabelle di dettaglio incluse nelle note illustrative sono espressi in migliaia di Euro mentre i commenti sono espressi in milioni di Euro a livello consolidato e in migliaia di Euro per la Capogruppo.
Ogni singola voce dello stato patrimoniale e del conto economico è comparata con il corrispondente valore del primo semestre 2003 e con il bilancio chiuso al 31 dicembre 2003.
I principi contabili e i criteri di valutazione, ispirati alla prudenza e competenza, non si discostano rispetto a quelli adottati nella predisposizione del bilancio di esercizio al 31 dicembre 2003, cui si rimanda, e della situazione relativa al primo semestre 2003.

AREA DI CONSOLIDAMENTO

L'area di consolidamento al 30 giugno 2004 include la Capogruppo e tutte le società italiane ed estere di cui la Capogruppo controlla direttamente o indirettamente la maggioranza dei voti esercitabili nell'assemblea ordinaria.
Successivamente al 31 dicembre 2003, sono avvenute le seguenti variazioni nel perimetro di consolidamento del Gruppo:

- Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile Immobilière du Domaine de la Margue, società controllate da Sella & Mosca S.p.A. rispettivamente al 93,66% e al 100%, sono state consolidate con il metodo integrale, mentre venivano precedentemente incluse con il metodo del patrimonio netto;
- Coutsicos S.A., acquisita nel mese di gennaio da N. Kaloyannis Bros. A.E.B.E., è stata pertanto consolidata dalla data di acquisizione;
- Sovinac S.A. è uscita dal perimetro di consolidamento per avvenuta cessione.

Rispetto al corrispondente periodo dello scorso esercizio posto a raffronto, si ricorda inoltre che l'acquisizione di Barbero 1891 S.p.A. è avvenuta nel mese di dicembre 2003 e pertanto tale società non faceva parte del perimetro di consolidamento al 30 giugno 2003.

Criteri e cambi applicati nella conversione dei bilanci

I cambi applicati per la conversione in Euro dei bilanci espressi in valute estere non appartenenti all'area Euro sono i seguenti:

	periodo chiuso al					
	30 giugno 2004		30 giugno 2003		31 dicembre 2003	
	cambio medio	cambio finale	cambio medio	cambio finale	cambio medio	cambio finale
Dollaro USA	1,2277	1,2155	1,1050	1,1427	1,1309	1,2630
Franco svizzero	1,5533	1,5242	1,4921	1,5544	1,5208	1,5579
Real brasiliano	3,6418	3,7838	3,5693	3,2961	3,4712	3,6627
Pesos uruguayano	35,9127	35,9727	30,8109	29,7959	31,1722	36,0649
Renmimbi cinese	10,1651	10,0643	9,1447	9,4615	9,3615	10,4576

BILANCIO CONSOLIDATO

PROSPETTI CONTABILI

STATO PATRIMONIALE

(€ migliaia)	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Attivo			
A Crediti verso soci per versamenti ancora dovuti	–	–	–
B Immobilizzazioni, con separata indicazione di quelle concesse in locazione finanziaria			
I Immateriali	566.972	442.482	571.577
II Materiali	158.864	154.156	152.427
III Finanziarie	31.918	41.047	41.050
Totale immobilizzazioni	**757.754**	**637.685**	**765.054**
C Attivo circolante			
I Rimanenze	125.713	104.234	106.363
II Crediti	224.741	199.707	229.407
III Attività finanziarie che non costituiscono immobilizzazioni	7.790	1.864	1.910
IV Disponibilità liquide	173.491	55.568	133.583
Totale attivo circolante	**531.735**	**361.373**	**471.263**
D Ratei e risconti	**11.436**	**5.981**	**9.289**
Totale attivo	**1.300.925**	**1.005.039**	**1.245.606**
Passivo e patrimonio netto			
A Patrimonio netto			
I Capitale	29.040	29.040	29.040
II Riserva sovrapprezzo azioni	0	0	0
III Riserva di rivalutazione	0	0	0
IV Riserva legale	5.808	5.808	5.808
V Riserve statutarie	0	0	0
VI Riserva per azioni proprie in portafoglio	29.958	31.000	31.000
VII Altre riserve	453.453	400.352	402.541
VIII Utili (Perdite) portati a nuovo	1.042	0	0
IX Utile (Perdita) del periodo	30.954	27.957	79.822
Totale patrimonio netto di pertinenza del Gruppo	**550.255**	**494.157**	**548.211**
Di spettanza di terzi			
Capitale e riserve	–3.254	–3.675	–13.182
Utile (perdita) del periodo	6.273	7.828	17.850
Totale patrimonio netto di pertinenza di terzi	**3.019**	**4.153**	**4.668**
Totale patrimonio netto	**553.274**	**498.310**	**552.879**
B Fondi per rischi e oneri	**32.117**	**27.402**	**37.749**
C Trattamento di fine rapporto di lavoro subordinato	**15.311**	**13.277**	**15.628**
D Debiti	**677.682**	**457.344**	**618.141**
E Ratei e risconti passivi	**22.541**	**8.706**	**21.209**
Totale passivo	**1.300.925**	**1.005.039**	**1.245.606**
Conti d'ordine			
1 Garanzie verso altre imprese	44.853	27.880	37.007
2 Impegni verso altre imprese	18.559	11.186	18.514
3 Rischi verso altre imprese	38	0	87
Totale conti d'ordine	**63.450**	**39.066**	**55.608**

CONTO ECONOMICO

(€ migliaia)	30 giugno 2004	30 giugno 2003	31 dicembre 2003
A Valore della produzione			
1 Ricavi delle vendite e delle prestazioni	427.760	397.310	851.991
2 Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	13.787	4.611	2.113
4 Incrementi di immobilizzazioni per lavori interni	428	425	845
5 Altri ricavi e proventi (di cui contributi in conto esercizio = 0)	13.804	18.433	36.513
Totale valore della produzione	**455.779**	**420.779**	**891.462**
B Costi della produzione			
6 Per materie prime, sussidiarie, di consumo e merci	159.051	143.834	297.801
7 Per servizi	119.709	111.388	228.465
8 Per godimento di beni di terzi	4.048	2.020	5.439
9 Per il personale	38.027	34.644	68.458
10 Ammortamenti e svalutazioni	26.987	22.457	47.440
11 Variazione delle rimanenze di materie prime, sussidiarie di consumo e merci	–3.097	–5.115	–4.621
12 Accantonamenti per rischi	0	1	1.075
13 Altri accantonamenti	35	28	0
14 Oneri diversi di gestione	53.658	56.012	127.334
Totale costi della produzione	**398.418**	**365.269**	**771.391**
Differenza tra valore e costi della produzione	**57.361**	**55.510**	**120.071**
C Proventi e oneri finanziari			
15 Proventi da partecipazioni	0	71	71
16 Altri proventi finanziari	20.630	5.685	21.001
17 Interessi e altri oneri finanziari	–24.553	–10.587	–27.311
17*bis* Utili e perdite su cambi	14	–538	–828
Totale proventi e oneri finanziari	**–3.909**	**–5.369**	**–7.067**
D Rettifiche di valore di attività finanziarie			
18 Rivalutazioni	0	0	33
19 Svalutazioni	–732	–492	–643
Totale rettifiche di valore di attività finanziarie	**–732**	**–492**	**–610**
E Proventi e oneri straordinari			
20 Proventi	4.887	2.769	38.028
21 Oneri	–2.550	–1.057	–12.401
Totale proventi e oneri straordinari	**2.337**	**1.712**	**25.627**
Risultato prima delle imposte	**55.057**	**51.361**	**138.021**
22 Imposte sul reddito del periodo	17.830	15.575	40.349
23 Risultato del periodo	**37.227**	**35.786**	**97.672**
Risultato netto di competenza di terzi	6.273	7.829	17.850
Risultato del Gruppo	**30.954**	**27.957**	**79.822**

NOTE ESPLICATIVE E INTEGRATIVE

ATTIVO

Immobilizzazioni immateriali

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Costi di impianto e di ampliamento	2.393	26	2.665
Diritti di brevetto industriale, utilizzo delle opere dell'ingegno	1.573	1.874	1.749
Concessioni, licenze, marchi e diritti simili	21.619	10.952	11.160
Differenza da consolidamento	536.477	427.616	552.198
Immobilizzazioni in corso e acconti	349	8	787
Altre	4.561	2.006	3.018
Totale	**566.972**	**442.482**	**571.577**

Nel corso del semestre si sono verificate le seguenti variazioni:

	Costi di impianto e di ampliamento	Diritti di brevetto industriale, utilizzo opere dell'ingegno	Concessioni, licenze, marchi e diritti simili	Differenza da consolidamento	Immobilizzazioni in corso e acconti	Altre	Totale
Valore di carico iniziale	4.294	5.268	23.518	639.975	787	12.088	685.930
Fondo ammortamento iniziale	(1.629)	(3.519)	(12.358)	(87.777)		(9.070)	(114.353)
Saldo iniziale	**2.665**	**1.749**	**11.160**	**552.198**	**787**	**3.018**	**571.577**
Variazione perimetro		18		1.040		113	1.171
Investimenti	16	281	11.300		756	571	12.924
Decrementi		(2)					(2)
Ammortamenti del periodo	(289)	(477)	(843)	(16.762)		(452)	(18.823)
Riclassificazioni da immobilizzazioni in corso		18			(1.211)	1.306	113
Differenze cambio e altri movimenti	1	(14)	2	1	17	5	12
Saldo finale	**2.393**	**1.573**	**21.619**	**536.477**	**349**	**4.561**	**566.972**
Valore di carico finale	4.312	5.514	33.285	641.016	349	13.819	698.295
Fondo ammortamento finale	(1.919)	(3.941)	(11.666)	(104.539)		(9.258)	(131.323)

Le variazioni di perimetro di riferiscono alle società neo-consolidate Qingdao Sella & Mosca Winery Co. Ltd., Société Civile Immobilière du Domaine de la Margue e Coutsicos S.A.; la variazione della differenza da consolidamento è imputabile a quest'ultima.
Gli incrementi del periodo alla voce "concessioni, licenze, marchi e diritti simili" si riferisce all'acquisto del marchio Riccadonna per € 11,3 milioni il marchio è ora detenuto da Barbero 1891 S.p.A.
Gli altri incrementi sono riferiti all'acquisizione da parte delle società italiane di *software* diversi e di licenze SAP, nonché a interventi evolutivi sul sistema SAP R/3, e all'avvio da parte di Skyy Spirits, LLC di SAP R/3 nel corso del primo semestre.

Il dettaglio dei valori residui a fine periodo dei marchi e delle differenze di consolidamento, suddivisi per acquisizione, è il seguente:

	30 giugno 2004		30 giugno 2003		31 dicembre 2003	
	Concessioni, licenze, marchi, e diritti simili	Differenza da consolidamento	Concessioni, licenze, marchi, e diritti simili	Differenza da consolidamento	Concessioni, licenze, marchi, e diritti simili	Differenza da consolidamento
Prodotti ex Bols	1.808	3.136	2.210	6.087	1.941	4.612
Ouzo 12	7.182	8.638	7.665	9.233	7.418	8.936
Cinzano	746	49.751	797	53.162	823	51.457
Acquisizione brasiliana	–	64.011	–	67.871	–	65.941
Skyy Spirits, LLC	–	219.858	255	232.421	75	226.140
Zedda Piras S.p.A. e Sella & Mosca S.p.A.	16	55.667	26	58.842	24	57.254
Barbero 1891 S.p.A.		134.397	–	–	–	137.859
Riccadonna	11.017	–	–	–	–	–
Altro	850	1.017	–	–	880	–
	21.619	**536.477**	**10.952**	**427.616**	**11.160**	**552.198**

Immobilizzazioni materiali

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Terreni e fabbricati	78.920	52.526	76.975
Impianti e macchinari	62.191	38.654	59.993
Attrezzature industriali e commerciali	2.953	6.326	2.137
Altri beni	6.026	4.878	4.768
Immobilizzazioni in corso e acconti	8.774	51.772	8.554
Totale	**158.864**	**154.156**	**152.427**

I movimenti rilevanti intervenuti nel corso del semestre sono i seguenti:

	Terreni e fabbricati	Impianti e macchinari	Attrezzature industriali e commerciali	Altri beni	Immobilizzazioni in corso e acconti	Totale
Valore di carico iniziale	118.160	166.089	35.834	19.264	8.554	347.901
Fondo ammortamento iniziale	(41.185)	(106.096)	(33.697)	(14.496)		(195.474)
Saldo iniziale	**76.975**	**59.993**	**2.137**	**4.768**	**8.554**	**152.427**
Effetto perimetro	3.253	703	1.028	1.014	171	6.169
Investimenti	221	1.678	281	1.089	5.532	8.801
Disinvestimenti	52	(324)	(106)	(52)	(101)	(531)
Ammortamenti del periodo	(1.783)	(4.530)	(405)	(889)		(7.607)
Riclassificazioni da immobilizzazioni in corso	10	4.948	72	238	(5.381)	(113)
Differenze cambio e altri movimenti	192	(277)	(54)	(142)	(1)	(282)
Saldo finale	**78.920**	**62.191**	**2.953**	**6.026**	**8.774**	**158.864**
Valore di carico finale	122.580	169.985	37.091	21.331	8.774	359.761
Fondo ammortamento finale	(43.660)	(107.794)	(34.138)	(15.305)		(200.897)

L'inclusione delle società neo-consolidate ha comportato un effetto perimetro di € 6,2 milioni sulle immobilizzazioni materiali, imputabile per € 4,5 milioni a Société Civile Immobilière du Domaine de la Margue, per € 1,0 milioni a Qingdao Sella & Mosca Winery Co. Ltd. e per € 0,7 milioni a Coutsicos S.A.

Nel corso del semestre gli investimenti del Gruppo sono stati pari a € 8,8 milioni, tra i quali i più significativi riguardano Campari-Crodo S.p.A. per € 4,4 milioni e Sella & Mosca S.p.A. per € 1,7 milioni.
In particolare, gli investimenti presso lo stabilimento di Novi Ligure ammontano a € 3,7 milioni e si riferiscono principalmente a impianti e macchinari, mentre gli investimenti di Sella & Mosca S.p.A. sono afferenti a impianti di vigneto e impianti di vinificazione.

Il contratto di *leasing* immobiliare stipulato sull'immobile di Novi Ligure da parte di Campari-Crodo S.p.A. ha prodotto un disinvestimento per la società di € 27,4 milioni e, a livello consolidato, un corrispondente incremento dei cespiti per effetto della rappresentazione finanziaria dell'operazione di *leasing*.
L'operazione non ha generato alcun effetto economico, a eccezione delle rettifiche proprie a tale rappresentazione; pertanto i movimenti di vendita e riacquisto, di pari importo, sono stati compensati nella tabella precedente.

Al 30 giugno 2004, i beni in *leasing* riclassificati secondo la rappresentazione con il metodo finanziario ammontano a € 27,6 milioni quasi interamente relativi al complesso immobiliare di Novi Ligure.
Il corrispondente debito residuo alla stessa data, pari a € 26,4 milioni, è iscritto alla voce "debiti verso banche".
Il totale delle rivalutazioni riguardanti le immobilizzazioni materiali esistenti a fine periodo è di € 9,3 milioni, al netto dei relativi ammortamenti; il dettaglio è il seguente:

	Terreni e fabbricati	Impianti e macchinari	Altre immobilizzazioni materiali	Totale
Legge 2 dicembre 1975 n.576	78	250		328
Legge 19 marzo 1983 n. 72	710	2.276	98	3.084
Legge 30 dicembre 1991 n. 413	5.898			5.898
Totale	**6.686**	**2.526**	**98**	**9.310**

Immobilizzazioni finanziarie

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Partecipazioni			
in imprese controllate		7.081	7.026
in imprese collegate	(148)	349	584
in altre imprese	217	168	212
Crediti verso altre imprese			
entro 12 mesi	258	256	554
oltre 12 mesi	1.633	1.966	1.447
Altri titoli			
entro 12 mesi			227
oltre 12 mesi		227	
Azioni proprie	29.958	31.000	31.000
Totale	**31.918**	**41.047**	**41.050**

I movimenti intervenuti nel corso del periodo sono i seguenti:

	Partecipazioni in imprese controllate	Partecipazioni in imprese collegate	Partecipazioni in altre imprese	Crediti altre imprese entro 12 mesi	Crediti altre imprese oltre 12 mesi	Altri titoli	Azioni proprie
Saldo al 31 dicembre 2003	**7.026**	**584**	**212**	**554**	**1.447**	**227**	**31.000**
Effetto perimetro	(7.026)						
Incrementi			5		186		4.606
Rivalutazioni / svalutazioni		(732)					
Decrementi				(296)		(227)	(5.648)
Saldo al 30 giugno 2004		**(148)**	**217**	**258**	**1.633**	**0**	**29.958**
Composizione al 30 giugno 2004							
MCS S.c.a.r.l.		311					
International Marques V.o.f.		57					
Longhi & Associati S.r.l.		152					
Fior Brands Ltd.		(157)					
Summa S.L.		(511)					
Altre partecipazioni < 10%			217				
Finanziamento a S.I.A.M. Monticchio S.p.A.				258			
Erario per anticipo trattamento fine rapporto					538		
Azioni proprie							29.958
Altre voci					1.095		
Totale		**(148)**	**217**	**258**	**1.633**	**0**	**29.958**

Qingdao Sella & Mosca Winery Co. Ltd. e Société Civile Immobilière du Domaine de La Margue sono state consolidate dal 1 gennaio 2004; pertanto le due società, controllate da Sella & Mosca S.p.A., non figurano più tra le partecipazioni in imprese controllate al 30 giugno 2004.

Rispetto al 31 dicembre 2003, le partecipazioni in imprese collegate si movimentano per effetto della quota di pertinenza del Gruppo nei risultati di periodo delle singole società.

La voce "altri titoli" si decrementa per effetto dell'incasso di obbligazioni della società Idreg Piemonte S.p.A. detenute da Campari-Crodo S.p.A.

Le azioni proprie, pari a € 30,0 milioni, si riferiscono a n. 940.941 di azioni ordinarie, pari al 3,2% del capitale, per un valore nominale complessivo di € 0,9 milioni, acquistate a servizio dei piani di *stock option*. La movimentazione nel corso del semestre, avvenuta in seguito alla cessazione del mandato di dirigenti e amministratori, beneficiari del piano deliberato nel corso del 2001, e dell'acquisto di azioni destinato all'integrazione del piano stesso, è la seguente:

	Numero azioni	Valore
Saldo al 31 dicembre 2003	**1.000.000**	**31.000**
Incrementi	123.133	4.606
Decrementi	(182.192)	(5.648)
Saldo al 30 giugno 2004	**940.941**	**29.958**

ATTIVO CIRCOLANTE

Rimanenze

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Materie prime, sussidiarie e di consumo	37.089	29.694	33.349
Prodotti in corso di lavorazione e semilavorati	25.578	20.074	21.998
Prodotti finiti e merci	62.761	54.466	50.704
Acconti	285		312
Totale	**125.713**	**104.234**	**106.363**

Nei bilanci di esercizio delle società italiane e di talune società estere le rimanenze sono state valutate a LIFO.
Il maggior valore dovuto all'adozione del costo medio nel bilancio consolidato è di € 0,1 milioni.
I valori esposti sono al netto del fondo svalutazione magazzino che, al 30 giugno 2004, ammonta a € 1,0 milioni, in linea con il fondo al 31 dicembre 2003.
Al 30 giugno 2004, le rimanenze finali delle società neo-consolidate ammontano a € 2,2 milioni.
Le differenze di conversione hanno avuto globalmente un impatto negativo di € 0,4 milioni.

Crediti

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Verso clienti	174.998	160.574	171.840
Verso imprese collegate	7.597	5.716	9.690
Verso imprese controllanti	0	0	6
Crediti tributari	10.645	6.004	9.893
Imposte anticipate	15.102	11.388	15.792
Verso altri	16.399	16.025	22.186
Totale	**224.741**	**199.707**	**229.407**

Crediti verso clienti

I crediti verso clienti, che aumentano prevalentemente per le variazioni dei livelli di attività del Gruppo e per motivi di stagionalità della gestione corrente, sono al netto del fondo svalutazione crediti di € 4,6 milioni, così movimentato:

Fondo al 31 dicembre 2003	**5.604**
Utilizzi	(1.273)
Accantonamenti	523
Altri movimenti	(272)
Fondo al 30 giugno 2004	**4.582**

Crediti verso imprese collegate

I crediti verso imprese collegate includono, oltre ai crediti commerciali vantati dalle società del Gruppo verso tali società, un finanziamento concesso da Campari Finance Teoranta a Fior Brands Ltd., per un importo di GBP 1,0 milioni e regolato da condizioni di mercato con un tasso di interesse legato al Libor GBP.

Imposte anticipate

I crediti per imposte anticipate si riferiscono all'iscrizione da parte delle società del Gruppo di fondi tassati, quali fondi svalutazione magazzino, fondi svalutazione crediti e fondi rischi, a spese a deducibilità parzialmente differita, quali le spese di rappresentanza o di manutenzione, a costi deducibili in base a particolari disposizioni fiscali.
Inoltre includono perdite pregresse riportabili a nuovo per le quali esista ragionevole certezza di ottenere imponibili fiscali in futuro.

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Imposte anticipate su:			
– fondi tassati	6.507	8.479	8.138
– spese a deducibilità parzialmente differita	4.343	959	5.131
– spese deducibili per cassa	930	36	72
– perdite pregresse	3.322	1.914	2.451
Totale imposte anticipate	**15.102**	**11.388**	**15.792**

Altri crediti

Il saldo al 30 giugno 2004 dei crediti verso altri è così composto:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Anticipi e altri crediti verso fornitori	6.438	9.265	8.215
Crediti verso clienti diversi	2.714	2.309	3.491
Crediti verso agenti e centri di distribuzione	93	1.660	2.531
Altri	2.986	1.565	3.625
Altri crediti esigibili entro l'esercizio	**12.231**	**14.799**	**17.862**
Crediti verso agenti e centri di distribuzione	490	512	637
Altri	3.678	714	3.687
Altri crediti esigibili oltre l'esercizio	**4.168**	**1.226**	**4.324**
Totale altri crediti	**16.399**	**16.025**	**22.186**

Attività finanziarie che non costituiscono immobilizzazioni e disponibilità liquide

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Altri titoli	**7.790**	**1.864**	**1.910**
Depositi bancari e postali	173.400	55.494	133.535
Assegni, denaro e valori in cassa	91	74	48
Disponibilità liquide	173.491	55.568	133.583
Totale	**181.281**	**57.432**	**135.493**

Raccordo tra disponibilità liquide del Gruppo e posizione finanziaria netta consolidata

L'indebitamento finanziario netto pari a € 303,0 milioni si dettaglia come segue:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Disponibilità liquide	173.491	55.568	133.583
Obbligazioni	(257.954)	0	(257.954)
Debiti verso banche – entro 12 mesi	(52.902)	(122.401)	(30.112)
Debiti verso banche – oltre 12 mesi	(27.417)	(14.691)	(3.863)
Debiti verso altri finanziatori – oltre 12 mesi	(141.485)	(150.406)	(136.226)
Ratei per interessi passivi su prestito obbligazionario e *private placement*	(4.517)	(2.874)	(4.423)
Totale (esclusi titoli)	**(310.784)**	**(234.804)**	**(298.995)**
Altri titoli	7.790	1.864	1.910
Posizione finanziaria netta	**(302.994)**	**(232.940)**	**(297.085)**

Si rimanda alla relazione sulla gestione per un commento alla variazione dell'indebitamento finanziario del Gruppo nel corso del periodo e per un'analisi della composizione dello stesso.

Ratei e risconti attivi

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Ratei attivi			
– interessi attivi	7	14	38
– interessi su strumenti derivati	8.019	1.532	7.747
– altri ratei attivi	56	262	
Totale ratei	**8.082**	**1.808**	**7.785**
Risconti attivi			
– premi assicurativi	746	373	400
– affitti passivi	6	2	59
– altri risconti attivi	2.602	3.798	1.045
Totale risconti	**3.354**	**4.173**	**1.504**
Totale	**11.436**	**5.981**	**9.289**

PASSIVO

Patrimonio netto

Prospetto delle variazioni del patrimonio netto consolidato del Gruppo

	Saldo al 31 dicembre 2003	Dividendi	Trasferimenti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 30 giugno 2004
Capitale sociale	29.040					29.040
Riserva sovrapprezzo azioni	0					0
Riserva legale	5.808					5.808
Riserva per azioni proprie	31.000			(1.042)		29.958
Altre riserve	0					0
Riserva straordinaria	247.402	(4.180)				243.222
Riserva in sospensione d'imposta	3.041					3.041
Avanzo di fusione	5.687					5.687
Riserva da consolidamento	139.188		59.327			198.515
Riserva da conversione bilanci in valuta estera	7.223			(4.235)		2.988
Utili (perdite) portati a nuovo				1.042		1.042
Utile (perdita) del periodo	79.822	(20.495)	(59.327)		30.954	30.954
Totale Patrimonio Netto del Gruppo	**548.211**	**(24.675)**		**(4.235)**	**30.954**	**550.255**
Capitale e riserve di terzi	(13.182)		17.850	(7.922)		(3.254)
Utile (perdita) di competenza di terzi	17.850		(17.850)		6.273	6.273
Totale Patrimonio Netto di terzi	**4.668**			**(7.922)**	**6.273**	**3.019**
Totale Patrimonio Netto	**552.879**	**(24.675)**		**(12.157)**	**37.227**	**553.274**

L'assemblea degli azionisti della Capogruppo ha deliberato la distribuzione dell'utile di esercizio per € 20,5 milioni, e la parziale distribuzione della riserva straordinaria, per € 4,2 milioni, comportando un dividendo totale di € 24,7 milioni.
Al 30 giugno 2004, il capitale sociale è costituito da 29.040.000 azioni ordinarie da € 1,00 nominali cadauna.
La movimentazione della riserva di conversione bilanci in valuta estera si riferisce alle differenze cambi sui patrimoni netti di apertura delle società controllate, derivanti principalmente dalle oscillazioni della valuta brasiliana e del dollaro USA, nonché alla differenza risultante dai diversi cambi utilizzati per la conversione dello stato patrimoniale e del conto economico del periodo.

La riserva azioni proprie si è movimentata nel corso dell'esercizio come già citato al paragrafo relativo alle immobilizzazioni finanziarie; l'utilizzo è stato di € 5,6 milioni per l'esercizio delle opzioni da parte di dirigenti e amministratori dimissionari, mentre sono state acquistate ulteriori azioni per € 4,6 milioni.

Raccordo con il patrimonio netto e l'utile della Capogruppo Davide Campari-Milano S.p.A.

	30 giugno 2004		31 dicembre 2003	
	Patrimonio netto	Risultato del periodo	Patrimonio netto	Risultato dell'esercizio
Bilancio della Capogruppo	**433.426**	**113.212**	**344.890**	**20.975**
Differenza tra valore di carico delle partecipate consolidate e corrispondente patrimonio netto	141.221	47.738	225.388	118.835
Eliminazione dei dividendi distribuiti da società consolidate		(127.669)		(61.161)
Eliminazione degli utili intragruppo al netto dell'effetto fiscale	(12.733)	(1.092)	(11.641)	10.653
Allineamento dei criteri di valutazione	(8.159)	(1.235)	(6.926)	(5.980)
Altri	(3.500)		(3.500)	(3.500)
Bilancio consolidato	**550.255**	**30.954**	**548.211**	**79.822**

Patrimonio netto di competenza di terzi

Le quote di azionisti terzi, variate rispetto al 30 giugno 2003 e al 31 dicembre 2003 solo per effetto del consolidamento di Qingdao Sella & Mosca Winery Co.Ltd.,sono le seguenti:

% di competenza di terzi	30 giugno 2004	30 giugno 2003	31 dicembre 2003
O-Dodeca B.V.	25,00%	25,00%	25,00%
Skyy Spirits, LLC	41,10%	41,10%	41,10%
Qingdao Sella & Mosca Winery Co. Ltd.	6,33%		

In particolare, la movimentazione intervenuta successivamente al 31 dicembre 2003 può essere così riassunta:

	Saldo al 31 dicembre 2003	Variazione perimetro	Dividendi (*)	Trasferimenti	Differenze cambio e altri movimenti	Utile del periodo	Saldo al 30 giugno 2004
Capitale e riserve di terzi	(13.182)	120	(8.050)	17.850	8		(3.254)
Utile (perdita) di competenza di terzi	17.850			(17.850)		6.273	6.273
Totale patrimonio netto di competenza di terzi	**4.668**	**120**	**(8.050)**		**8**	**6.273**	**3.019**

(*) *include gli acconti su dividendi distribuiti sugli utili dell'esercizio 2004*

Fondi rischi e oneri

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Fondo trattamento per quiescenza e obblighi simili	4.322	2.563	3.574
Fondi imposte			
fondi per imposte	2.132	2.314	2.018
fondi per imposte differite	13.143	9.573	15.979
Altri fondi			
– oneri per ristrutturazione industriale	5.906	9.821	6.485
– rischi verso agenti	1.151	1.538	1.151
– altri	5.463	1.593	8.542
Totale altri fondi	12.520	12.952	16.178
Totale fondi rischi e oneri	**32.117**	**27.402**	**37.749**

Il fondo oneri per ristrutturazione industriale, accantonato dalla Capogruppo e da Campari-Crodo S.p.A. a fronte del piano, deliberato nel 2002, di riorganizzazione dei siti produttivi e di trasferimento di alcune attività nel nuovo stabilimento di Novi Ligure, è stato utilizzato nel corso del periodo per € 0,6 milioni per oneri relativi al personale e allo spostamento di impianti.

Gli altri fondi si riducono per la riclassifica di € 2,7 milioni, accantonati nell'esercizio 2003 a fronte di processi di rinnovamento e sostituzione di funzioni direttive e che, a seguito di delibera assembleare, sono diventati certi e hanno pertanto assunto natura di debito.

Il fondo imposte differite rappresenta il saldo delle imposte differite stanziate con riferimento alle appostazioni di carattere tributario presenti nei bilanci delle singole società del Gruppo, riferite essenzialmente ad ammortamenti anticipati e a rateizzazioni di plusvalenze patrimoniali, e delle imposte differite e anticipate relative alle scritture di consolidamento.
La composizione del saldo è la seguente:

	30 giugno 2004	31 dicembre 2003
Ammortamenti anticipati	2.629	3.516
Plusvalenze soggette a tassazione differita	1.580	1.557
Riserve soggette a tassazione in caso di distribuzione	8.331	8.331
Altre (incluse scritture di consolidamento)	603	2.575
Totale	**13.143**	**15.979**

Trattamento di fine rapporto di lavoro subordinato

La movimentazione del fondo di trattamento fine rapporto dal 31 dicembre 2003 è rappresentata di seguito.

Saldo al 31 dicembre 2003	15.628
Quota del periodo	1.147
Utilizzo del periodo e anticipazioni	(1.464)
Saldo al 30 giugno 2004	15.311

Debiti

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Obbligazioni – oltre 12 mesi	257.954		257.954
Banche – entro 12 mesi	52.902	122.401	30.112
Banche – oltre 12 mesi	27.417	14.691	3.863
Debiti verso altri finanziatori – entro 12 mesi	0	0	1
Debiti verso altri finanziatori – oltre 12 mesi	141.485	150.406	136.225
Acconti – entro 12 mesi	307	359	232
Fornitori – entro 12 mesi	147.714	115.799	130.465
Debiti verso imprese collegate – entro 12 mesi	2.580	1.186	2.601
Debiti tributari – entro 12 mesi	21.766	27.734	32.923
Istituti di previdenza e sicurezza sociale – entro 12 mesi	3.967	3.362	4.437
Altri debiti – entro 12 mesi	21.590	21.406	19.328
Totale	**677.682**	**457.344**	**618.141**

Debiti verso banche e altri finanziatori

La composizione e la scadenza dei debiti verso banche e altri finanziatori al 30 giugno 2004 si dettagliano come segue:

	30 giugno 2004				31 dicembre 2003
	entro 12 mesi	oltre 12 mesi	di cui oltre 5 anni	Totale	Totale
Debiti verso banche					
– indebitamento bancario	49.754	4.199	837	53.953	33.975
– San Paolo Leasint S.p.A. per *leasing* immobiliare	3.148	23.218	11.268	26.366	
Totale debiti verso banche	**52.902**	**27.417**	**12.105**	**80.319**	**33.975**
Debiti verso altri finanziatori					
Debiti verso obbligazionisti			**257.954**	**257.954**	**257.954**
– *private placement*	–	139.860	112.986	139.860	134.600
– altri finanziamenti	–	1.625	1.043	1.625	1.626
Debiti verso altri finanziatori		**141.485**	**114.028**	**141.485**	**394.180**

L'indebitamento bancario a breve termine è principalmente imputabile alle linee di finanziamento accese dalla Capogruppo e, in minor misura, da alcune controllate.
In particolare, Zedda Piras S.p.A. e Sella & Mosca S.p.A. hanno in essere dei finanziamenti, il cui debito residuo al 30 giugno 2004 ammonta a € 4,4 milioni, che sono assistiti da ipoteche su terreni e fabbricati e da privilegi su macchinari e impianti.
I debiti verso altri finanziatori, costituiti quasi esclusivamente dall'operazione di *private placement* posta in essere da Redfire, Inc., aumentano rispetto al 31 dicembre 2003 per effetto della conversione dello stesso debito, denominato in Dollari USA, al cambio del 30 giugno.

Il debito verso San Paolo Leasint S.p.A. rappresenta la quota capitale delle rate a scadere del *leasing* acceso da Campari-Crodo S.p.A nel corso del semestre, con scadenza 16 febbraio 2012, sul complesso immobiliare di Novi Ligure e contabilizzato secondo il metodo finanziario.

L'ammontare residuo delle rate a scadere per ogni esercizio fiscale è il seguente:

Anno	Importo
2004	1.474
2005	2.889
2006	2.968
2007	3.049
2008	3.132
2009	3.193
Oltre	9.661
Totale	26.366

Gli altri debiti verso altri finanziatori sono invece relativi ad un contratto di finanziamento in capo a Campari-Crodo S.p.A. con il Ministero dell'Industria, del Commercio e dell'Artigianato, il cui rimborso è previsto in 10 rate annuali a partire dal 15 febbraio 2006.

Debiti tributari

I debiti tributari entro 12 mesi si riferiscono a debiti di natura fiscale che le società del Gruppo dovranno pagare nei rispettivi paesi e sono composti come segue:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Imposte sul reddito	4.095	5.168	14.186
Imposta sul valore aggiunto	2.135	4.266	4.404
Imposta di fabbricazione sull'alcool	14.045	14.397	9.708
Ritenute e tasse diverse	1.491	3.903	4.625
Totale	21.766	27.734	32.923

Il debito per imposte sul reddito è esposto al netto di acconti e delle ritenute subite.

Nella voce ritenute e tasse diverse rientra il pagamento, da parte di Campari-Crodo S.p.A., di € 2,4 milioni relativi all'ultima rata delle imposte sostitutive generate dalla vendita di partecipazioni da parte di Cinzano Investimenti e Partecipazioni S.p.A., ora incorporata nella stessa Campari-Crodo S.p.A.

Altri debiti

La composizione della voce è la seguente:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Cauzioni imballi	2.973	6.746	4.234
Personale	9.687	7.373	8.818
Commissioni	716	1.358	1.706
Anticipi clienti	251	299	116
Altri	7.963	5.630	4.454
Totale	21.590	21.406	19.328

La voce "altri" aumenta per effetto della riclassifica di € 2,7 milioni, già commentata al paragrafo "fondi rischi" e connessa a debiti della Capogruppo per rinnovamento e sostituzione di funzioni direttive aziendali.

Ratei e risconti passivi

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Ratei passivi			
– Interessi su prestito obbligazionario e *private placement*	9.293	4.406	8.927
– *cross currency swap* su prestito obbligazionario	3.243		3.243
– altri interessi passivi	231	96	92
– altri ratei passivi	565	3.245	441
Totale ratei passivi	**13.332**	**7.747**	**12.703**
Risconti passivi			
– risconti per contributi in conto impianti	2.355	828	1.066
– risconti su plusvalenza cessione immobile	6.176		6.588
– altri risconti passivi	678	131	852
Totale risconti passivi	**9.209**	**959**	**8.506**
Totale ratei e risconti passivi	**22.541**	**8.706**	**21.209**

Conti d'ordine

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Garanzie verso altre imprese			
– uffici governati per accise	32.449	21.970	29.899
– I.V.A. a credito e transiti comunitari	0	69	69
– concorsi a premio	1.879	1.260	1.075
– contratti pluriennali	0	130	0
– fidejussioni Campari-Crodo S.p.A.per investimenti Novi Ligure	0	2.343	2.343
– altri	10.524	2.108	3.621
Totale garanzie verso altre imprese	**44.853**	**27.880**	**37.007**
Impegni verso altre imprese			
– impegni di durata ultrannuale per sponsorizzazioni	4.229	2.497	2.771
– impegni per contratti ad esecuzione differita	0	8.689	0
– altri impegni	14.330	0	15.743
Totale impegni verso altre imprese	**18.559**	**11.186**	**18.514**
Rischi verso altre imprese	38		87
Totale conti d'ordine	**63.450**	**39.066**	**55.608**

Le altre garanzie aumentano per effetto di una garanzia rilasciata dalla Capogruppo a favore di Redfire, Inc., a fronte di una linea di credito di US$ 7,0 milioni.

Gli impegni di durata ultrannuale per sponsorizzazioni sono relativi agli accordi sottoscritti da Campari-Crodo S.p.A per la sponsorizzazione del Gran Premio Motomondiale e da quelli sottoscritti dalla Capogruppo per spazi televisivi e musicali.

Gli altri impegni si riferiscono all'impegno della Capogruppo verso Core One S.r.l. relativamente al contratto di locazione dell'immobile di Via Filippo Turati in Milano per gli anni 2004-2009, non prevedendo tale contratto la facoltà di recesso dallo stesso.

CONTO ECONOMICO

Valore della produzione

La riconciliazione delle vendite nette commentate nella relazione sulla gestione e dei ricavi delle vendite e delle prestazioni è la seguente:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Vendite della produzione principale al netto di accise	367.377	332.681	714.148
Accise	59.999	58.486	122.336
Vendite di vini e mosti per lavorazione	1.151	6.144	16.482
Servizi di produzione per conto terzi			
(civilisticamente classificati nella voce A5)	(1.592)	(612)	(2.901)
Altri	825	611	1.926
Totale	**427.760**	**397.310**	**851.991**

La forte riduzione dei ricavi di vendita di vini e mosti per lavorazione è connessa all'avvio delle produzioni dei vini Cinzano nello stabilimento di Novi Ligure, attività precedentemente affidata a terzi.
La voce "altri" include principalmente gli omaggi, i contributi attivi su premi di fine anno e i recuperi di costi di trasporti.
Si rimanda alla relazione sulla gestione per un commento sull'andamento delle vendite, sulla loro articolazione per linea di prodotto e per area geografica.

Altri ricavi e proventi

Il dettaglio della voce è il seguente:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Contribuzioni pubblicitarie ricevute	7.020	9.210	15.913
Contributi attivi su premi di fine anno	805	360	691
Servizi di produzione per conto terzi	770	582	4.047
Royalties attive	317	2.488	4.950
Proventi immobiliari	91	320	431
Vendite diverse	2.860	1.904	3.753
Contributi in conto capitale	81	86	172
Plusvalenze su vendite di cespiti	201	93	480
Altri	1.659	3.390	6.076
Totale	**13.804**	**18.433**	**36.513**

Le *royalties* ricevute da terzi per l'utilizzo dei marchi del Gruppo, in forte riduzione, avevano beneficiato nell'esercizio precedente di un minimo garantito a Skyy Spirits, LLC da parte di SABMiller sulle vendite di SKYY Blue.
La voce altri, che comprende prevalentemente sopravvenienze attive, si riduce per effetto del riconoscimento a Campari-Crodo S.p.A., nel 2003, di una penale da parte di Diageo Operations S.p.A. connessa al conto lavorazione di Smirnoff Ice.

Costi della produzione

I costi della produzione sono così suddivisi:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Per materie prime, sussidiarie, di consumo e merci	159.051	143.834	297.801
Per servizi	119.709	111.388	228.465
Per godimento di beni di terzi	4.048	2.020	5.439
Per il personale	38.027	34.644	68.458
Ammortamenti e svalutazioni			
– ammortamento immobilizzazioni immateriali	18.823	15.217	31.565
– ammortamento immobilizzazioni materiali	7.607	6.749	15.419
– svalutazione dei crediti dell'attivo circolante e delle disponibilità liquide	557	491	456
Variazione delle rimanenze di materie prime, sussidiarie, di consumo e merci	(3.097)	(5.115)	(4.621)
Accantonamento per rischi	0	1	1.075
Altri accantonamenti	35	28	0
Oneri diversi di gestione	53.658	56.012	127.334
Totale	**398.418**	**365.269**	**771.391**

Nel confronto con i dati del primo semestre 2003, si segnala che i costi per godimento dei beni di terzi includono, dal mese di luglio 2003, i canoni di locazione dell'immobile di Via Filippo Turati a Milano conseguenti alla vendita dello stesso, precedentemente detenuto in *leasing* dalla Capogruppo.

Costi per servizi

Il dettaglio dei costi per servizi è il seguente:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Costi pubblicitari e promozionali	71.426	74.773	146.795
Trasporti	12.070	9.547	21.667
Provvigioni	10.031	7.839	15.421
Altri	26.182	19.229	44.582
Totale	**119.709**	**111.388**	**228.465**

Costi per il personale

Il dettaglio dei costi del personale è il seguente:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Salari e stipendi	29.041	24.886	50.731
Oneri sociali	6.573	6.016	12.422
Trattamento di fine rapporto	1.147	780	1.693
Trattamento di quiescenza e simili	97	105	193
Altri costi	1.169	2.857	3.419
Totale	**38.027**	**34.644**	**68.458**

Ammortamenti

I tassi di ammortamento, la composizione e la movimentazione sono stati già precedentemente illustrati. Si specifica di seguito l'ammortamento dei marchi e della differenza di consolidamento per *brand*:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Prodotti ex Bols	1.659	1.693	3.438
Cinzano	1.731	1.731	3.411
Ouzo 12	545	545	1.088
Acquisizione brasiliana	1.930	1.930	3.860
Skyy Spirits, LLC	6.359	6.526	12.908
Zedda Piras S.p.A. e Sella & Mosca S.p.A.	1.589	1.448	3.175
Barbero 1891 S.p.A.	3.461	0	577
Riccadonna	283	–	–
Altri	48	–	–
Totale	**17.605**	**13.873**	**28.458**

Oneri diversi di gestione

Sono così composti:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Accise e contrassegni	50.185	52.593	121.491
Minusvalenze da alienazione immobilizzazioni	264	109	487
Imposte indirette e tasse	714	762	1.269
Altri oneri	2.495	2.548	4.087
Totale	**53.658**	**56.012**	**127.334**

Proventi e oneri finanziari

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Proventi da partecipazioni			
– in altre imprese	0	71	71
Altri proventi finanziari da crediti iscritti nelle immobilizzazioni	0	4	18
Altri proventi finanziari da titoli iscritti nell'attivo circolante	6.543	300	1.536
Proventi diversi			
– da imprese collegate	34	34	68
– da altre imprese	14.053	5.347	19.379
Interessi e oneri finanziari da altre imprese	(24.553)	(10.587)	(27.311)
Utili e perdite su cambi	14	(538)	(828)
Totale	**(3.909)**	**(5.369)**	**(7.067)**

Nel corso del periodo, la Capogruppo ha effettuato investimenti di liquidità a breve termine che hanno generato ricavi per € 9,6 milioni, dei quali € 6,1 milioni iscritti tra i proventi da titoli, e oneri per € 9,5 milioni.

Al 30 giugno 2004, gli oneri finanziari su prestito obbligazionario e *private placement* e gli oneri e proventi finanziari su contratti derivati ad essi collegati si dettagliano come segue:

	30 giugno 2004				30 giugno 2003
	Capogruppo €	Redfire, Inc. US$	€	Totale €	Redfire, Inc. €
Oneri finanziari verso obbligazionisti	(5.599)	(5.394)	(4.394)	(9.992)	(4.851)
Oneri finanziari su *swap*	(3.529)			(3.529)	
Proventi finanziari su *swap*	5.599	3.706	3.019	8.618	1.676
Totale netto	**(3.529)**	**(1.688)**	**(1.375)**	**(4.904)**	**(3.175)**

Nella precedente tabella, i dati al 30 giugno 2003 posti a confronto si riferiscono unicamente a Redfire, Inc., dato che il prestito obbligazionario in capo a Davide Campari-Milano S.p.A. è stato emesso nel mese di luglio 2003.
Per quanto riguarda Redfire, Inc., si ricorda che il passaggio da fisso a variabile del tasso connesso alla *tranche* di US$ 100 milioni è avvenuto nel secondo semestre 2003, generando quindi interessi passivi più elevati nel primo semestre 2003 rispetto al corrispondente periodo del 2004.

Rettifiche di valore delle attività finanziarie

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Rivalutazioni di partecipazioni	0	0	33
Svalutazioni di partecipazioni	(732)	(492)	(643)
Totale	**(732)**	**(492)**	**(610)**

Le rettifiche di valore delle attività finanziarie includono, al 30 giugno 2004, unicamente le variazioni derivanti dal confronto dei valori delle partecipazioni in società collegate con i corrispondenti patrimoni netti; i dati dei due periodi posti a confronto includevano altresì i risultati di Qingdao Sella & Mosca Winery Co. Ltd.e Société Civile Immobilière du Domaine de la Margue, consolidate integralmente dal 1 gennaio 2004.

Proventi e oneri straordinari

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Plusvalenze da alienazioni	430	448	34.447
Proventi vari	4.457	2.321	3.581
Minusvalenze da alienazioni	6	(13)	(5)
Oneri vari	(2.469)	(989)	(12.213)
Imposte relative a esercizi precedenti	(87)	(55)	(183)
Totale	**2.337**	**1.712**	**25.627**

Imposte sul reddito del periodo

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Risultato prima delle imposte	55.057	51.361	138.021
Imposte sul reddito del periodo			
– correnti	16.652	17.343	37.169
– differite	1.178	(1.767)	3.180
Totale imposte sul reddito	**17.830**	**15.576**	**40.349**

ALTRE INFORMAZIONI

Risultati per aree di attività

Per i risultati e commenti per area di attività si rimanda alla relazione sulla gestione.

Dati relativi ai dipendenti

Il numero medio dei dipendenti delle imprese incluse nell'area di consolidamento è il seguente:

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Per categoria			
Dirigenti	76	64	62
Impiegati	831	761	773
Operai	618	545	555
Totale	**1.524**	**1.370**	**1.390**
Per area geografica			
Italia	862	726	747
Estero	663	644	643
Totale	**1.524**	**1.370**	**1.390**

ELENCO DELLE PARTECIPAZIONI

ai sensi dell'articolo 126 della delibera Consob 11971 del 14 maggio 1999 e successive modifiche

Impresa controllante

Denominazione, sede, attività	Capitale al 30 giugno 2004 Valuta	Importo
Davide Campari-Milano S.p.A. - Milano Società *holding* e di produzione	€	29.040.000

Imprese controllate consolidate con il metodo integrale

Denominazione, sede, attività	Capitale al 30 giugno 2004 Valuta	Importo	% posseduta dalla Capogruppo diretta	indiretta	soggetto azionista diretto
Italia					
Barbero 1891 S.p.A. Società di produzione e commerciale - Canale	€	22.350.000	100,00		
Campari Italia S.p.A. Società commerciale - Milano	€	1.220.076		100,00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Società *holding* e di produzione - Milano	€	61.000.000	100,00		
S.A.M.O. S.p.A. Società commerciale - Milano	€	104.000		100,00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Società di produzione e commerciale - Alghero	€	13.838.916		100,00	Zedda Piras S.p.A.
Zedda Piras S.p.A. Società di produzione e commerciale Cagliari (sede operativa Alghero)	€	3.276.000		100,00	Campari-Crodo S.p.A.
Europa					
Campari Deutschland GmbH Società commerciale - Monaco	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Società finanziaria - Dublino	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France S.A. Società di produzione - Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M. Società commerciale - Monaco	€	100.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G. Società commerciale - Zug	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
Coutsicos S.A. Società di produzione - Piraeus	€	1.438.150		75,00	N. Kaloyannis Bros. A.E.B.E.
DI.CI.E. Holding B.V. Società *holding* - Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V. Società *holding* - Amsterdam	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. A.E.B.E. Società commerciale - Argiropoulis, Attika	€	325.500		75,00	O-Dodeca B.V.
O-Dodeca B.V. Società *holding* - Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V.
Prolera LDA Società di servizi - Funchal	€	5.000	100,00		
Société Civile Immobilière du Domaine de la Margue Società di produzione e commerciale - Saint Gilles (Francia)	€	4.793.184		100,00	Sella & Mosca S.p.A.

Imprese controllate consolidate con il metodo integrale (segue)

Denominazione, sede, attività	Capitale al 30 giugno 2004 Valuta	Importo	% posseduta dalla Capogruppo diretta	indiretta	soggetto azionista diretto
Americhe					
Campari do Brasil Ltda. Società di produzione e commerciale Barueri	BRC	243.202.100	100,00		
Gregson's S.A. Società proprietaria di marchi - Montevideo	UYP	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc. Società *holding* - Wilmington, Delaware	US$	115.450.000	100,00		
Skyy Spirits, LLC Società commerciale - Wilmington, Delaware (sede operativa San Francisco)	US$	15.348.729		58,90	Redfire, Inc.
Altre					
Qingdao Sella & Mosca Winery Co. Ltd. Società di produzione e commerciale Qingdao (Cina)	US$	3.000.000		93,67	Sella & Mosca S.p.A.

Altre partecipazioni

Denominazione, attività, sede	Capitale al 30 giugno 2004 Valuta	Importo	% posseduta dalla Capogruppo diretta	Indiretta	soggetto azionista diretto	valore di carico € migliaia	Criterio di valutazione
Imprese collegate							
Fior Brands Ltd. Società commerciale - Stirling	GBP	100		50,00	DI.CI.E. Holding B.V.	–157	Patrimonio netto
International Marques V.o.f. Società commerciale Harleem	€	210.000		33,33	DI.CI.E. Holding B.V.	57	Patrimonio netto
Longhi & Associati S.r.l. Società di servizi Milano	€	10.400		40,00	Lacedaemon Holding B.V.	152	Patrimonio netto
M.C.S. S.c.a.r.l. Società commerciale Bruxelles	€	464.808		33,33	DI.CI.E. Holding B.V.	311	Patrimonio netto
SUMMA S.L. Società commerciale Madrid	€	342.000		30,00	DI.CI.E. Holding B.V.	–511	Patrimonio netto

BILANCIO DELLA CAPOGRUPPO DAVIDE CAMPARI-MILANO S.P.A.

PROSPETTI CONTABILI

STATO PATRIMONIALE

(€ migliaia)	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Stato patrimoniale attivo			
A) Crediti verso soci per versamenti ancora dovuti	0	0	0
B) Immobilizzazioni, con separata indicazione di quelle concesse in locazione finanziaria			
I. Immobilizzazioni immateriali	3.072	1.860	3.057
II. Immobilizzazioni materiali	11.480	13.540	12.106
III. Immobilizzazioni finanziarie	859.418	470.823	912.239
Totale immobilizzazioni	873.970	486.223	927.402
C) Attivo circolante			
I. Rimanenze	7.320	11.010	7.593
II. Crediti	50.415	76.087	44.260
III. Attività finanziarie che non costituiscono immobilizzazioni	0	0	0
IV. Disponibilità liquide	58.794	230	22.423
Totale attivo circolante	116.529	87.327	74.276
D) Ratei e risconti	5.717	3.198	5.029
Totale attivo	996.216	576.748	1.006.707
Stato patrimoniale passivo			
A) Patrimonio netto			
I. Capitale	29.040	29.040	29.040
II. Riserva sovrapprezzo azioni	0	0	0
III. Riserve di rivalutazione	0	0	0
IV. Riserva legale	5.808	5.808	5.808
V. Riserve statutarie	0	0	0
VI. Riserva per azioni proprie in portafoglio	29.958	31.000	31.000
VII. Altre riserve	254.366	258.067	258.066
– riserva straordinaria	243.222	247.403	247.402
– riserva da conferimento di partecipazione ex D.Lgs.544/92	3.041	3.041	3.041
– avanzo di fusione	5.687	5.687	5.687
– riserva da ammortamenti anticipati	1.883	1.931	1.931
– riserva tassata da ammortamenti anticipati	533	5	5
VIII. Utili (perdite) portate a nuovo	1.042	0	0
IX. Utile (perdita) dell'esercizio	113.212	4.156	20.975
Totale patrimonio netto	433.426	328.071	344.889
B) Fondi per rischi e oneri	4.912	6.165	8.238
C) Trattamento di fine rapporto	4.971	5.534	5.483
D) Debiti	538.115	236.552	632.999
E) Ratei e risconti	14.792	426	15.098
Totale passivo	996.216	576.748	1.006.707
Conti d'ordine			
2) Sistema improprio degli impegni	189.323	167.438	175.805
Totale conti d'ordine	189.323	167.438	175.805

CONTO ECONOMICO

(€ migliaia)	30 giugno 2004	30 giugno 2003	31 dicembre 2003
A) Valore della produzione			
1) Ricavi delle vendite e delle prestazioni	37.301	40.389	81.063
2) Variazione delle rimanenze di prodotti in corso di lavorazione, semilavorati e finiti	908	1.952	198
5) Altri ricavi e proventi	9.626	10.635	21.441
Totale valore della produzione	47.835	52.976	102.702
B) Costi della produzione			
6) Per materie prime, sussidiarie, di consumo e merci	26.790	30.333	55.760
7) Per servizi	6.447	6.169	13.000
8) Per godimento di beni di terzi	2.001	2.037	3.845
9) Per il personale	7.755	7.715	15.580
10) Ammortamenti e svalutazioni	1.363	1.874	4.033
11) Variazioni delle rimanenze di materie prime, sussidiarie, di consumo e merci	1.181	–876	788
12) Accantonamento per rischi	0	0	70
14) Oneri diversi di gestione	407	360	756
Totale costi della produzione	45.944	47.612	93.832
Differenza tra valore e costi di produzione (A – B)	1.891	5.364	8.870
C) Proventi e oneri finanziari			
15) Proventi da partecipazioni	113.799	1.282	1.283
16) Altri proventi finanziari	16.342	762	10.594
17) Interessi e oneri finanziari	22.306	3.066	13.700
17 *bis*) Utili e perdite su cambi	13	10	–11
Totale proventi e oneri finanziari (15 + 16 – 17+/–17 bis)	107.848	–1.012	–1.834
D) Rettifiche di valore di attività finanziarie			
Totale delle rettifiche (18 – 19)	0	0	0
E) Proventi e oneri straordinari			
20) Proventi straordinari	1.947	744	25.717
21) Oneri straordinari	125	65	3.580
Totale delle partite straordinarie (20 – 21)	1.822	679	22.137
Risultato prima delle imposte (A – B +/– C +/– D +/– E)	111.561	5.031	29.173
22) Imposte sul reddito del periodo	–1.651	875	8.198
23) Risultato del periodo	113.212	4.156	20.975

NOTE ESPLICATIVE E INTEGRATIVE

STATO PATRIMONIALE ATTIVO

Immobilizzazioni immateriali

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Immobilizzazioni immateriali	3.072	1.860	3.057

Totale movimentazione delle immobilizzazioni immateriali

Descrizione costi	*Valore* 31 dicembre 2003	*Incrementi* esercizio	*Decrementi* esercizio	*Ammortamenti* esercizio	*Valore* 30 giugno 2004
Costi di impianto e ampliamento	0	4			4
Software in licenza d'uso	240	145		87	298
Immobilizzazioni in corso e acconti	305	155	214		246
Altre	2.512	328		316	2.524
Totale	**3.057**	**632**	**214**	**403**	**3.072**

La componente più rilevante del saldo patrimoniale è relativa all'investimento nel *software* applicativo SAP R/3.
Nella voce *software* in licenza d'uso le acquisizioni sono relative a costi per l'aggiornamento del *software* di posta elettronica per € 49 mila, a licenze SAP per € 30 mila, a progetti di natura diversa per € 66 mila.
Tra gli incrementi iscritti nel gruppo "Altre" si evidenziano spese relative allo sviluppo di nuovi *packaging* per € 125 mila e spese per lavori di adeguamento dell'immobile in locazione della sede di Via Filippo Turati a Milano per € 178 mila.

Rivalutazioni delle immobilizzazioni immateriali

Non sono state fatte rivalutazioni monetarie e deroghe ai criteri di valutazione di cui all'articolo 2423 *bis*, 2° comma, cod. civ.

Immobilizzazioni in corso e acconti

La voce immobilizzazioni in corso include costi di *software* finalizzati allo sviluppo e aggiornamento del sistema informativo aziendale tramite progetti tuttora in corso di realizzazione, nonché lavori di adeguamento per la sicurezza dell'immobile di Via Filippo Turati a Milano.

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Immobilizzazioni in corso e acconti	246	8	305

Precedenti rivalutazioni, ammortamenti e svalutazioni

Il costo storico all'inizio dell'anno è così composto:

Descrizione costi	Costo storico	Fondo ammortamento	Rivalutazioni	Svalutazioni	Valore
Impianto e ampliamento	3.256	3.256			
Software in licenza d'uso	1.739	1.499			240
Immobilizzazioni in corso e acconti	305				305
Altre	9.641	7.129			2.512
Totale	**14.941**	**11.884**	**0**	**0**	**3.057**

Immobilizzazioni materiali

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Immobilizzazioni materiali	11.480	13.540	12.106

Terreni e fabbricati

La voce terreni e fabbricati accoglie immobili utilizzati per l'esercizio dell'impresa e fabbricati civili in locazione a terzi.

Descrizione	Importo
Costo storico	12.929
Rivalutazione monetaria	2.763
Ammortamenti degli esercizi precedenti	–9.775
Saldo al 31 dicembre 2003	**5.917**
Ammortamenti dell'esercizio	–229
Saldo al 30 giugno 2004	**5.688**

Impianti e macchinari

Descrizione	Importo
Costo storico	18.457
Rivalutazione monetaria	2.367
Ammortamenti degli esercizi precedenti	–16.261
Saldo al 31 dicembre 2003	**4.563**
Acquisizioni dell'esercizio	5
Cessioni dell'esercizio	–168
Rivalutazione monetaria su cessioni dell'esercizio	–2
Storno ammortamenti su cessioni dell'esercizio	135
Ammortamenti dell'esercizio	–413
Saldo al 30 giugno 2004	**4.120**

Attrezzature industriali e commerciali

Le acquisizioni sono principalmente imputabili all'acquisto di uno stampo per materiale pubblicitario.

Descrizione	Importo
Costo storico	665
Ammortamenti degli esercizi precedenti	–423
Saldo al 31 dicembre 2003	**242**
Acquisizioni dell'esercizio	128
Cessioni dell'esercizio	–3
Storno ammortamenti su cessioni dell'esercizio	3
Ammortamenti dell'esercizio	–53
Saldo al 30 giugno 2004	**317**

Altri beni (mobilio, macchine elettroniche, autovetture e automezzi)

Le acquisizioni più significative sono relative alla voce macchine elettroniche, in particolare al potenziamento ed espansione del sistema informatico per € 81 mila, all'acquisto di *personal computer*, stampanti e macchine elettroniche diverse per € 103 mila.
Si evidenzia inoltre l'acquisto di mobilio diverso per gli uffici della sede per € 22 mila.

Descrizione	Importo
Costo storico	7.193
Ammortamenti degli esercizi precedenti	–5.905
Saldo al 31 dicembre 2003	**1.288**
Acquisizioni dell'esercizio	206
Ammortamenti dell'esercizio	–264
Saldo al 30 giugno 2004	**1.230**

Immobilizzazioni in corso e acconti

Il saldo al 30 giugno 2004 è costituito principalmente da beni non ancora entrati in funzione presso l'unità produttiva di Sesto San Giovanni e la sede di Milano.

Descrizione	Importo
Saldo al 31 dicembre 2003	**96**
Incrementi dell'esercizio	122
Decrementi dell'esercizio	–93
Saldo al 30 giugno 2004	**125**

Totale rivalutazioni delle immobilizzazioni materiali alla fine dell'esercizio

Si elencano le rivalutazioni monetarie tuttora in essere effettuate sulle seguenti immobilizzazioni materiali iscritte nel bilancio della società al 30 giugno 2004.

Descrizione	Terreni e fabbricati	Impianti e macchinari	Totale
Legge 2 dicembre 1975 n. 576	6	250	256
Legge 19 marzo 1983 n. 72	134	2.115	2.249
Legge 39 dicembre 1991 n. 413	2.623		2.623
Totale	**2.763**	**2.365**	**5.128**

Immobilizzazioni Finanziarie

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Immobilizzazioni finanziarie	859.418	470.823	912.239

Partecipazioni

Descrizione	31 dicembre 2002	Incremento	Decremento	30 giugno 2004
Imprese controllate	880.901	122	51.845	829.178
Altre imprese	49			49
Totale	**880.950**	**122**	**51.845**	**829.227**

Descrizione	31 dicembre 2002	Incremento	Decremento	30 giugno 2004
Imprese controllate				
– Campari do Brasil Ltda.	114.738			114.738
– Prolera LDA	5			5
– Campari Schweiz A.G.	552		552	
– Campari Finance Teoranta	51.293		51.293	
– DI.CI.E. Holding B.V.	25.024			25.024
– Redfire, Inc.	153.824			153.824
– Barbero 1891 S.p.A.	222.415	122		222.537
– Campari-Crodo S.p.A.	313.050			313.050
	880.901	**122**	**51.845**	**829.178**
Altre imprese	49			49
	880.950	**122**	**51.845**	**829.227**

Nell'ambito del più ampio processo di razionalizzazione della struttura del Gruppo, nel corso del semestre sono state cedute alla controllata DI.CI.E. Holding B.V. le partecipazioni in Campari Finance Teoranta e Campari Schweiz A.G., rispettivamente a un valore pari a € 58.700 mila e € 59.900 mila, realizzando una plusvalenza complessiva di € 66.755 mila.
I valori di cessione sono stati determinati in base alla valutazione del capitale economico della società, applicando metodologie coerenti relativamente alla prassi corrente.
Infine, sono stati imputati alla partecipazione in Barbero 1981 S.p.A. ulteriori costi sostenuti in relazione all'acquisizione, avvenuta nel mese di dicembre 2003.

Altre imprese

Denominazione	Valuta	Valore di Bilancio
Istitututo ricerche biomediche Marxer	€	41
Ecolombardia 18	€	8
Totale		49

Altri crediti immobilizzati

Descrizione	31 dicembre 2002	Incremento	Decremento	30 giugno 2004
Verso altri oltre 12 mesi	289	3	59	233
	289	3	59	233

La voce "Verso altri" rappresenta il credito d'imposta per il trattamento di fine rapporto.

Azioni proprie

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Azioni proprie	29.958	31.000	31.000

Nel corso del semestre sono state cedute 182.192 azioni proprie in seguito alla cessazione del mandato di dirigenti e amministratori, beneficiari del piano di *stock option* deliberato nel corso del 2001, nonché acquistate 123.133 azioni proprie destinate all'integrazione del piano di *stock option* stesso.
La movimentazione del periodo è così dettagliata:

	numero azioni	€
Saldo al 1 gennaio 2004	1.000.000	31.000
Incrementi	123.133	4.606
Decrementi	–182.192	–5.648
Totale	**940.941**	**29.958**

ATTIVO CIRCOLANTE

Rimanenze

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Rimanenze	7.320	11.010	7.593

La valutazione adottata, inferiore rispetto a quella effettuata con il criterio dei costi correnti (costo medio dell'esercizio), differisce come segue:

	Costo acquisto	Costi correnti	Differenza
Materie prime	1.916	2.052	136
Materiali di confezionamento	905	940	35
Bancali	107	108	1
Materiale pubblicitario	84	86	2
Semilavorati	2.570	3.171	601
Prodotti finiti	1.738	1.794	56
Totale	**7.320**	**8.151**	**831**

Crediti

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Crediti	50.415	76.087	44.260

L'aumento dei crediti rispetto al 31 dicembre 2003 è principalmente imputabile a crediti verso l'Erario e per imposte anticipate del periodo.
Per quanto attiene invece il raffronto con il 30 giugno 2003, la considerevole diminuzione della situazione creditoria è attribuibile al decremento delle posizioni finanziarie di tesoreria *intercompany*.
Il saldo è così suddiviso secondo le scadenze.

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Verso imprese controllate	34.211			34.211
Verso imprese collegate	2			2
Crediti tributari	5.523			5.523
Imposte anticipate	7.168			7.168
Verso altri	615	2.896		3.511
Totale	47.519	2.896	0	50.415

La ripartizione secondo le aree geografiche è così composta:

Crediti	Italia	Altri paesi U.E.	Resto d'Europa	Resto del Mondo	Totale
– verso imprese controllate	28.955	4.450	57	749	34.211
– verso imprese collegate	2				2
– tributari	5.523				5.523
– imposte anticipate	7.168				7.168
– verso altri	3.511				3.511
Totale	**45.159**	**4.450**	**57**	**749**	**50.415**

I crediti verso imprese controllate sono così composti:

Società	Crediti commerciali	Tesoreria accentrata	I.V.A. di Gruppo	Crediti diversi	Totale
Campari Italia S.p.A.	3.463		656	307	4.426
Campari-Crodo S.p.A.	17		182	889	1.088
S.A.M.O. S.p.A.			6	3	9
Zedda Piras S.p.A.		12.981	44	77	13.102
Sella & Mosca S.p.A.		10.164	26	60	10.250
Barbero 1891 S.p.A.	80				80
Campari International S.A.M.	4.192			152	4.344
Campari France S.A.				3	3
Campari Schweiz A.G.				57	57
Campari Deutschland Gmbh				97	97
Campari do Brasil Ltda.				431	431
O-Dodeca B.V.				1	1
N. Kaloyannis Bros A.E.B.E.				5	5
Skyy Spirits, LLC				318	318
Totale	**7.752**	**23.145**	**914**	**2.400**	**34.211**

Attraverso la tesoreria accentrata vengono gestiti gli incassi e i pagamenti, rispettivamente ricevuti ed effettuati per conto delle Società italiane del Gruppo; alle posizioni creditorie e debitorie di queste ultime nei confronti della Società, vengono rispettivamente riconosciuti e applicati tassi di interesse di mercato collegati all' Euribor a tre mesi, rilevato il giorno precedente la fine di ciascun trimestre solare.
Nella voce diversi si evidenziano crediti per interessi, *royalty*, spese telefoniche, assicurazioni, riaddebiti per servizi informatici e ricavi di natura diversa.
I crediti verso imprese collegate sono nei confronti di Longhi & Associati S.r.l.

I crediti verso altri sono così composti:

Crediti verso dipendenti	77
Crediti verso istituti previdenziali	153
Crediti verso fornitori	85
Crediti verso clienti diversi	2.968
Crediti in sofferenza	104
meno fondo svalutazione crediti diversi	–104
Crediti prelievi agricoli	142
Crediti diversi	86
Totale	**3.511**

La variazione intervenuta nel saldo delle imposte anticipate, pari a € 2.212 mila, si è così movimentata:

Saldo iniziale imposte anticipate	4.956
Incremento imposte anticipate esercizio – IRES	3.479
Utilizzo per imposte anticipate – IRES	–1.236
Incremento imposte anticipate esercizio – IRAP	2
Utilizzo per imposte anticipate – IRAP	–33
Totale	**7.168**

Le imposte anticipate sono esclusivamente alimentate da differenze temporanee e sono principalmente costituite dall'iscrizione di fondi tassati, quali fondo svalutazione magazzini, fondo rischi e oneri diversi, spese di rappresentanza e costi deducibili in base a particolari disposizioni fiscali, quali imposte, compensi ad amministratori e corrispettivi per la revisione dei bilanci, nonché dalla rilevazione delle imposte attive sulla perdita fiscale del periodo.
Le aliquote applicate ai fini dello stanziamento delle imposte anticipate corrispondono a quelle in vigore in base alle normative vigenti, in particolare 33% IRES e 4,25% IRAP.
Gli importi accreditati e addebitati a detta voce sono interamente transitati dal conto economico del periodo.

I crediti tributari sono così costituiti:

Crediti verso Erario per imposte diverse in attesa di rimborso	23
Crediti verso Erario per IRPEG in attesa di rimborso	1.095
Erario conto I.V.A.	650
Erario conto IRES	3.529
Erario conto IRAP	72
Ritenuta su compensi percepiti	5
Ritenuta su interessi bancari	149
Totale	**5.523**

Disponibilità liquide

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Disponibilità liquide	58.794	230	22.423

Descrizione	30 giugno 2004	31 dicembre 2003
Depositi a termine	53.300	16.051
Depositi bancari e postali	5.484	6.363
Denaro e altri valori in cassa	10	9
Totale	**58.794**	**22.423**

Ratei e risconti attivi

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Ratei e risconti attivi	5.717	3.198	5.029

La composizione della voce è così dettagliata:

Descrizione	Importo
Ratei attivi	
Cross currency swap su prestito obbligazionario	5.155
	5.155
Risconti attivi	
Manutenzioni varie	290
Assicurazioni	161
Tasse e tributi diversi	15
Provvigioni assicurative	37
Quote associative e abbonamenti	36
Altri di natura diversa	23
Totale	**5.717**

PASSIVO

Patrimonio netto

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Patrimonio netto	433.426	328.071	344.889

Patrimonio netto	31 dicembre 2001	Incrementi	Utilizzi	31 dicembre 2002	Incrementi	Utilizzi	31 dicembre 2003	Incrementi	Utilizzi	30 giugno 2004
Capitale sociale	29.040			29.040			29.040			29.040
Riserva legale	5.808			5.808			5.808			5.808
Riserva per azioni proprie	31.000			31.000			31.000	4.606	5.648	29.958
Riserva straordinaria	7.982			7.982	239.420		247.402		4.180	243.222
Riserva conferimento partecipazione ex D.Lgs. 544/92	3.041			3.041			3.041			3.041
Riserva ammortamenti anticipati	666	688		1.354	577		1.931	480	528	1.883
Riserva tassata ammortamenti anticipati	0	5		5			5	528		533
Avanzo di fusione	5.687			5.687			5.687			5.687
Utili degli esercizi precedenti	123.361	7.042		130.403		130.403	0	5.648	4.606	1.042
	206.585	7.735	0	214.320	239.997	130.403	323.914	11.262	14.962	320.214
Utile dell'esercizio	32.410	134.270	32.410	134.270	20.975	134.270	20.975	113.212	20.975	113.212
	238.995	142.005	32.410	348.590	260.972	264.673	344.889	124.474	35.937	433.426

Patrimonio netto al 30 giugno 2004		Origine		Possibilità di utilizzo		Distribuibilità	
		Versamento soci	Utili	libero	vincolato	libero	vincolato
Capitale sociale	29.040	7.499	21.541		29.040		29.040
Riserva legale	5.808	1.500	4.308		5.808		5.808
Riserva per azioni proprie	29.958		29.958		29.958		29.958
Riserva straordinaria	243.222		243.222	243.222		243.222	
Riserva da conferimento partecipazione ex D.Lgs. 544/92	3.041		3.041	3.041		3.041	
Riserva ammortamenti anticipati	1.883		1.883		1.883		1.883
Riserva tassata ammortamenti anticipati	533		533	533		533	
Avanzo di fusione	5.687	1.508	4.179	5.687		5.687	
Utili degli esercizi precedenti	**1.042**		**1.042**	**1.042**		**1.042**	
	320.214						
Utile dell'esercizio	**113.212**						
	433.426	**10.507**	**309.707**	**253.525**	**66.689**	**253.525**	**66.689**

L'Assemblea del 29 aprile 2004 ha deliberato la destinazione dell'utile d'esercizio di € 20.975 mila:

- a riserva ammortamenti anticipati per € 480 mila;
- a dividendi agli azionisti per € 20.495 mila.

Inoltre è stata deliberata la parziale distribuzione della riserva straordinaria per € 4.180 mila a dividendo, il cui importo complessivo ammonta quindi a € 24.675 mila.
Nel corso dell'esercizio è stata utilizzata la riserva per azioni proprie per € 5.648 mila in conseguenza dell'erogazione di parte del piano di *stock option* ad amministratori e dirigenti dimissionari; inoltre a fronte dell'integrazione del precedente piano di *stock option*, sono state acquistate ulteriori azioni per € 4.606 mila, regolarmente accantonate a riserva per azioni proprie in portafoglio, mediante l'utilizzo di utili degli esercizi precedenti.

Il capitale sociale al 30 giugno 2004 è così composto:

Azioni	Numero	valore nominale (€)	€
Ordinarie	29.040.000	1	29.040

I titoli in circolazione, al netto delle azioni proprie, sono i seguenti: 28.099.059 azioni ordinarie

Fondi per rischi e oneri

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Fondi per rischi e oneri	4.912	6.165	8.238

Descrizione	31 dicembre 2003	Incrementi	Decrementi	30 giugno 2004
Per trattamento di quiescenza	177		9	168
Per imposte differite	927	77	299	705
Altri				
– oneri per ristrutturazione industriale	4.096		273	3.823
– oneri futuri	2.700		2.700	0
– diversi	50		39	11
– per contenziosi in corso	288		83	205
Totale	**8.238**	**77**	**3.403**	**4.912**

La variazione del periodo per imposte differite, pari a € 222 mila, si è così movimentata:

Saldo iniziale imposte differite	927
Incremento imposte differite dell'esercizio – IRES	68
Utilizzo imposte differite dell'esercizio – IRES	–269
Incremento imposte differite dell'esercizio – IRAP	9
Utilizzo imposte differite dell'esercizio – IRAP	–30
Totale	**705**

Le differenze temporanee che comportano la rilevazione del fondo imposte differite si riferiscono principalmente ad ammortamenti anticipati e rateizzazione di plusvalenze patrimoniali effettuate nei precedenti esercizi.
Le aliquote applicate per lo stanziamento di tali poste corrispondono a quelle in vigore in base alle norme vigenti.
Gli utilizzi del fondo imposte differite movimentano lo stato patrimoniale, senza transitare dal conto economico del periodo.
Gli altri fondi rischi accolgono le passività potenziali derivanti dai relativi contenziosi in essere alla fine del periodo.
L'esito delle controversie non è definibile in modo certo alla chiusura del periodo e pertanto l'ammontare iscritto rappresenta una prudente stima dell'onere presunto.

In particolare, il fondo ristrutturazione industriale accoglie la stima a fronte del piano deliberato nel corso del 2002, che prevede il trasferimento delle attività produttive dallo stabilimento di Sesto San Giovanni al nuovo impianto di Novi Ligure, iscritto nel bilancio di Campari-Crodo S.p.A.

Gli utilizzi del fondo nel corso del 2004 si riferiscono principalmente a oneri relativi al personale.

Gli oneri futuri, iscritti per € 2.700 mila, relativi ai processi di rinnovamento e sostituzione di funzioni direttive nell'ambito dell'attuale struttura societaria a seguito di delibera assembleare, sono diventati certi e pertanto iscritti nel passivo dello stato patrimoniale alla voce altri debiti.

Trattamento di fine rapporto di lavoro subordinato

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Trattamento di fine rapporto	4.971	5.534	5.483

La variazione è così costituita:

Variazioni	Importo
Incremento dell'esercizio	332
Decremento dell'esercizio	–844
	–512

Il fondo accantonato rappresenta l'effettivo debito della società al 30 giugno 2004 verso i dipendenti in forza a tale data, al netto degli anticipi corrisposti per € 251 mila in base alle vigenti disposizioni di legge e delle quote trasferite al fondo pensione complementare a capitalizzazione Alifond.

Debiti

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Debiti	538.115	236.552	632.999

La sostanziale diminuzione dei debiti rispetto al 31 dicembre 2003 è principalmente attribuibile al parziale rimborso di € 105.700 mila di un finanziamento acceso con DI.CI.E. Holding B.V.; per contro si rileva la diminuzione dei debiti tributari, come già indicato nell'attivo dello Stato Patrimoniale.
Il considerevole aumento della posizione debitoria rispetto al 30 giugno 2003 è imputabile al collocamento del prestito obbligazionario nel mercato istituzionale statunitense per US$ 300.000.000.
I debiti sono valutati al loro valore nominale e non sono assistiti da garanzie reali.

La scadenza degli stessi è così suddivisa:

Descrizione	Entro 12 mesi	Oltre 12 mesi	Oltre 5 anni	Totale
Obbligazioni			257.954	257.954
Debiti verso banche	43.500			43.500
Debiti verso fornitori	9.115			9.115
Debiti verso imprese controllate	220.698			220.698
Debiti tributari	1.455			1.455
Debiti verso istituti di previdenza	880			880
Altri debiti	4.513			4.513
Totale	**280.161**		**257.954**	**538.115**

La ripartizione secondo le aree geografiche è così composta:

Debiti	Italia	Altri paesi U.E.	Resto d'Europa	Resto del Mondo	Totale
– per obbligazioni				257.954	257.954
– verso banche	43.500				43.500
– verso fornitori	8.922	193			9.115
– verso imprese controllate	68.212	152.478	8		220.698
– tributari	1.455				1.455
– verso istituti di previdenza	880				880
– verso altri	4.513				4.513
Totale	127.482	152.679	8	257.954	538.115

I debiti verso controllate sono così costituiti:

Società	Debiti commerciali	Tesoreria accentrata	Diversi	Totale
Campari-Crodo S.p.A.	53	44.487		44.540
Campari Italia S.p.A.	86	5.324	86	5.496
S.A.M.O. S.p.A.		292	5	297
Barbero 1891 S.p.A.	24	17.662	182	17.868
Sella & Mosca S.p.A.			11	11
Lacedaemon Holding B.V.			40.000	40.000
Campari International S.A.M.	1		7	8
Campari France S.A.	4.178			4.178
DI.CI.E. Holding B.V.			108.300	108.300
Totale	4.342	67.765	148.591	220.698

Per quanto attiene ai rapporti di tesoreria accentrata si rimanda a quanto commentato nella voce crediti verso controllate.
Nella voce diversi si evidenziano il finanziamento contratto con Lacedaemon Holding B.V. rinnovabile entro 12 mesi, verso DI.CI.E. Holding B.V. scadente il 12 dicembre 2004, debiti per interessi su tesoreria accentrata ed altri di natura diversa per la rimanente parte.

I debiti tributari sono così composti:

Descrizione	
– Erario conto ritenute su retribuzioni	229
– Erario conto ritenute su compensi collaboratori	124
– Erario conto ritenute su liquidazioni	38
– Erario conto ritenute su TFR	8
– Ritenute d'acconto su fatture fornitori	102
– Erario conto UTF imposta di fabbricazione	914
– Erario conto imposte e tributi diversi	40
Totale	1.455

Le ritenute esposte sono correlate alle retribuzioni, liquidazioni e su fatture fornitori del mese di giugno.

I debiti verso istituti previdenziali sono così composti:

INPS	826
Altri istituti previdenziali	54
Totale	**880**

Tra gli altri debiti figurano posizioni debitorie verso dipendenti per mensilità aggiuntive, ferie, note spese e debiti di natura diversa per la rimanente parte.

Ratei e risconti passivi

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Ratei e risconti passivi	14.792	426	15.098

Descrizione	Importo
Ratei passivi	
Prestito obbligazionario-interessi verso obbligazionisti	5.156
Cross currency swap su prestito obbligazionario	3.242
Interessi su linee di credito bancario	218
	8.616
Risconti passivi	
Core One S.r.l. - plusvalenza su cessione immobile	6.176
	6.176
Totale	**14.792**

Conti d'ordine

Descrizione	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Sistema improprio degli impegni verso terzi	189.323	167.438	175.805
	189.323	**167.438**	**175.805**

I conti d'ordine sono così costituiti:

Sistema improprio degli impegni verso terzi

Fidejussioni a terzi:	
– SNAM a garanzia pagamento bollette metano	42
– Dogana di Milano a garanzia pagamento indennità doganali	1
– Dogana di Milano per diritti doganali su transiti comunitari	413
– Dogana di Milano a garanzia accise gravante su merce nel deposito fiscale	5.521
– Ministero del Commercio Estero a garanzia titolo di esportazione	317
– Ministero delle Attività Produttive a garanzia titolo di esportazione	1.625
– SAC a garanzia compravendita immobile in Roma, Via Oderisi da Gubbio 13	103
– Dogana di Milano a garanzia pagamento diritti doganali	5
– Dogana di Milano a garanzia presentazione bottiglie importate e contrassegnate	800
– Regione Lombardia canone concessione pozzi	4
– ENELI Trade a garanzia fornitura energia elettrica stabilimento Sesto San Giovanni	52
– San Paolo a garanzia linea di credito a favore di Redfire, Inc.	5.759
– San Paolo a garanzia linea di credito a favore di Cousticos S.A.	500
	15.142
Fidejussioni a Società del Gruppo:	
– Campari-Crodo S.p.A. a garanzia fidejussioni diverse a favore di terzi	15.950
– Campari Italia S.p.A. a garanzia fidejussioni diverse a favore di terzi	1.879
– S.A.M.O. S.p.A. a garanzia fidejussioni diverse a favore di terzi	69
	17.898
Impegni verso terzi	
– Core One S.r.l. impegno contrattuale locazione immobile sede Via Filippo Turati a Milano	14.330
– MTV impegno contrattuale spazi televisivi musicali	1.350
	15.680
Garanzie a terzi	
– Redfire, Inc. a garanzia finanziamento *private placement*	139.860
– Core One S.r.l. a garanzia contratto locazione sede Via Filippo Turati a Milano	743
	140.603
Totale	189.323

CONTO ECONOMICO

Valore della produzione

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Valore della produzione	47.835	52.976	102.702

Il valore della produzione è così composto:

Descrizione	30 giugno 2004	30 giugno 2003	Variazioni
Ricavi delle vendite e delle prestazioni	37.301	40.389	-3.088
Variazioni delle rimanenza dei prodotti	908	1.952	-1.044
Altri ricavi e proventi	9.626	10.635	-1.009
Totale	**47.835**	52.976	-5.141

Nei ricavi alle vendite sono comprese accise e contrassegni per € 7.249 mila.

Ricavi per area geografica

Area	Vendite
Italia	23.156
U.E.	8.943
Extra U.E.	5.202
Totale	**37.301**

I ricavi diversi sono così composti:

Vendite diverse	461
Vendita materiale e servizi pubbli/promozionali	1.622
Proventi immobiliari	216
Royalty	987
Servizi intrasocietari	5.319
Recupero spese di lavorazioni e di personale	137
Recupero spese accessorie estere	44
Recupero spese di trasporto	55
Ricavi e proventi diversi	784
Plusvalenza da alienazione immobilizzazioni	1
Totale	**9.626**

Le vendite diverse sono riferite a cessioni di bancali, materiale di recupero e diversi.

Tra i ricavi e proventi diversi si individuano rimborsi di prelievi agricoli e riaddebiti alle Società del Gruppo dei costi per l'utilizzo di linee telefoniche e dei collegamenti di rete.

Costi della produzione

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Costi della produzione	45.944	47.612	93.832

Descrizione	30 giugno 2004	30 giugno 2003	Variazioni
Materie prime, sussidiarie, di consumo e merci	26.790	30.333	–3.543
Servizi	6.447	6.170	277
Godimento di beni di terzi	2.001	2.037	–36
Salari e stipendi	5.458	5.395	63
Oneri sociali	1.764	1.780	–16
Trattamento di fine rapporto	412	360	52
Altri costi del personale	121	179	–58
Ammortamento delle immobilizzazioni immateriali	403	791	–388
Ammortamento delle immobilizzazioni materiali	960	1.083	–123
Variazione delle rimanenze delle materie prime	1.181	–876	2.057
Oneri diversi di gestione	407	360	47
Totale	**45.944**	**47.612**	**–1.668**

Costi per servizi

La voce comprende costi di manutenzioni per € 575 mila, costi di consulenze per € 638 mila, costi relativi a servizi informatici per € 417 mila, compensi per amministratori e sindaci per € 1.405 mila, spese di trasporto per € 211 mila, utenze per € 785 mila, costi pubblicitari istituzionali per € 445 mila, nonché costi legati all'attività produttiva e amministrativa per € 1.971 mila.

Costi godimento beni di terzi

Si evidenzia il canone di locazione per l'immobile della sede di Via Filippo Turati a Milano per € 1.664 mila, canoni noleggio di autovetture e fotocopiatrici per € 286 mila, noleggi di natura diversa per € 51 mila.

Costi per il personale

La voce comprende l'intera spesa per il personale dipendente ivi compreso i miglioramenti di merito, *bonus* di produzione, passaggi di categoria, costo delle ferie non godute e accantonamenti di legge e contratti collettivi.

Ammortamento delle immobilizzazioni materiali

Per quanto concerne gli ammortamenti si specifica che gli stessi sono stati calcolati sulla base della durata utile del cespite a quote costanti e del suo sfruttamento nella fase produttiva e che le aliquote

annuali utilizzate coincidono con quelle ammesse dalle normative fiscale vigenti come sotto specificato:

Fabbricati	3%
Serbatoi	10%
Impianti	10%
Costruzioni leggere	10%
Mobilio	12%
Macchine ufficio	12%
Attrezzatura minuta	20%
Macchine elettroniche	20%
Automezzi	20%
Autovetture	25%

Oneri diversi di gestione

Come da dettaglio sottostante:

Imposte e tasse deducibili	56
Imposte e tasse indeducibili	57
Spese gestione immobili affittati	4
Oneri di utilità sociale	66
Quote associative	31
Giornali, riviste e pubblicazioni	36
Spese di rappresentanza	18
Contributo CONAI su acquisti	40
Oneri diversi	99
	407

Proventi e oneri finanziari

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Proventi e oneri finanziari	107.848	–1.012	–1.834

Descrizione	30 giugno 2004	30 giugno 2003	Variazioni
Proventi da partecipazioni			
Dividendi da imprese controllate	47.044	1.212	45.832
Plusvalenza da alienazione di partecipazioni in imprese controllate	66.755		66.755
	113.799	**1.212**	**112.587**
Altri			
Plusvalenza alienazione partecipazioni altre imprese		70	–70
		70	–70
Totale	**113.799**	**1.282**	**112.517**

Descrizione	30 giugno 2004	30 giugno 2003	Variazioni
Da titoli iscritti nell'attivo circolante			
– dividendi	5.612	0	5.612
– utili da alienazioni titoli	490	0	490
	6.102	0	6.102
Proventi diversi dai precedenti			
Da controllate			
– Interessi su tesoreria accentrata	500	649	–149
	500	649	–149
Da altri			
– interessi su depositi a termine	519	14	505
– interessi su strumenti derivati	5.599	55	5.544
– proventi finanziari su strumenti derivati	3.542	0	3.542
– altri proventi finanziari	4	8	–4
– interessi attivi diversi	43	18	25
– interessi bancari e postali	33	18	15
	9.740	113	9.627
Totale	**16.342**	**762**	**15.580**

Descrizione	30 giugno 2004	30 giugno 2003	Variazioni
Interessi ed altri oneri finanziari			
Verso controllate			
– interessi su Tesoreria accentrata	848	579	269
– interessi su finanziamenti	2.351	692	1.659
	3.199	1.271	1.928
Verso altri			
– interessi passivi su finanziamenti	404	1.301	–897
– interessi passivi bancari	2	62	–60
– interessi passivi su obbligazioni	5.599		5.599
– oneri finanziari diversi	7	190	–183
– interessi passivi su strumenti derivati	3.559	221	3.338
– oneri finanziari su strumenti derivati	5.598		5.598
– perdite da alienazione titoli	3.890		3.890
– altri	48	21	27
	19.107	1.795	17.312
Totale	**22.306**	**3.066**	**19.240**

Descrizione	30 giugno 2004	30 giugno 2003	Variazioni
Utili e perdite su cambi realizzati			
– utili su cambi commerciali	19	14	5
– *utili su cambi finanziari*	55	9	46
– perdite su cambi commerciali	–6	–7	1
– perdite su cambi finanziari	–55	–6	–49
Totale	**13**	**10**	**3**

Proventi e oneri straordinari

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Proventi e oneri straordinari	1.822	679	22.137

Descrizione	30 giugno 2004
Sopravvenienze attive	1.535
Plusvalenze su alienazioni di immobili	412
	1.947
Sopravvenienze passive	125
	125
Totale	**1.822**

Imposte sul reddito dell'esercizio

	30 giugno 2004	30 giugno 2003	31 dicembre 2003
Imposte sul reddito dell'esercizio	–1.651	875	8.198

Il risultato prima delle imposte sul reddito dell'esercizio si dettaglia come segue:

	30 giugno 2004	31 dicembre 2003
Risultato prima delle imposte	111.561	29.173
Imposte sul reddito dell'esercizio		
Correnti	484	11.432
Differite	77	257
Anticipate	–2.212	–3.491
Totale	**–1.651**	**8.198**

ALTRE INFORMAZIONI

Organico	30 giugno 2004	30 giugno 2003	Variazioni
Dirigenti	23	21	2
Impiegati	154	165	–11
Operai	69	88	–19
Altri	1	1	0
	247	**275**	**–28**

Il contratto nazionale di lavoro applicato è quello dell'industria alimentare, a eccezione dei portieri degli immobili di proprietà per i quali si applica il contratto dei dipendenti da proprietari di fabbricati.

RENDICONTO FINANZIARIO DELLA CAPOGRUPPO

(€ migliaia)	30 giugno 2004
Flusso di cassa da attività operative	
Utile netto dell'esercizio	**113.212**
Rettifiche per riconciliare l'utile netto al flusso di cassa generato (assorbito) dalle attività operative	
Imposte anticipate e differite	(2.434)
Ammortamenti	1.363
Accantonamenti fondo trattamento fine rapporto	87
Accantonamento fondo svalutazione crediti	0
Accantonamenti per rischi	-
(Utilizzo fondo rischi e fondo imposte)	(3.095)
(Utili) perdite su vendite di immobilizzazioni e partecipazioni	1
Pagamenti del fondo trattamento fine rapporto	(598)
Variazione netta del credito d'imposta per acconto TFR	56
Variazioni nelle attività e passività operative	
Crediti verso controllanti	6
Rimanenze	273
Crediti verso controllate (a eccezione dei rapporti di tesoreria)	3.365
Crediti tributari	(4.415)
Altri crediti	(191)
Ratei e risconti attivi	(689)
Ratei e risconti passivi	(307)
Debiti verso fornitori	(618)
Debiti verso controllate (a eccezione dei rapporti di tesoreria)	6.289
Altri debiti	(7.337)
Flusso di cassa generato (assorbito) dalle attività operative	**104.968**
Flusso di cassa da attività di investimento	
Acquisti di immobilizzazioni materiali	(368)
Cessioni di immobilizzazioni materiali	33
Acquisti di immobilizzazioni immateriali	(418)
Cessioni di immobilizzazioni immateriali	-
Acquisti di partecipazioni	(122)
Cessioni partecipazioni	51.845
Acquisti di azioni proprie	(4.606)
Cessioni azioni proprie	5.648
Flusso di cassa generato da attività di investimento	**52.012**
Flusso di cassa da attività di finanziamento	
Variazione netta dei debiti finanziari a breve termine	19.500
Variazione netta dei rapporti di tesoreria con le controllate	(9.735)
Variazione netta dei rapporti di finanziamento con le controllate	(105.700)
Variazione netta per prestito obbligazionario	-
Pagamento dividendi	(24.675)
Flusso di cassa assorbito da attività di finanziamento	(120.610)
Aumento (diminuzione) netto delle disponibilità liquide	36.370
Disponibilità liquide all'inizio del periodo	22.424
Disponibilità liquide al termine del periodo	**58.794**

Il Presidente
del Consiglio di Amministrazione
Luca Garavoglia

ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

■ Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

DAVIDE CAMPARI - MILANO S.P.A.
RELAZIONE DELLA SOCIETA' DI REVISIONE
SULLA REVISIONE CONTABILE LIMITATA
DELLA RELAZIONE SEMESTRALE

Agli Azionisti
della Davide Campari - Milano S.p.A.

1. Abbiamo effettuato la revisione contabile limitata dei prospetti contabili e delle relative note esplicative ed integrative della Davide Campari Milano S.p.A. (società capogruppo) e consolidati inclusi nella relazione semestrale al 30 giugno 2004 della Davide Campari Milano S.p.A.. La responsabilità della redazione della relazione semestrale compete agli Amministratori della Davide Campari Milano S.p.A.. E' nostra la responsabilità della redazione della presente relazione in base alla revisione contabile limitata svolta. Abbiamo inoltre verificato la parte delle note relativa alle informazioni sulla gestione ai soli fini della verifica della concordanza con la restante parte della relazione semestrale.

2. Il nostro lavoro è stato svolto secondo i criteri per la revisione contabile limitata raccomandati dalla Consob con Delibera n. 10867 del 31 luglio 1997. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste dei prospetti contabili e sull'omogeneità dei criteri di valutazione tramite colloqui con la direzione della società, e nello svolgimento di analisi di bilancio sui dati contenuti nei prospetti contabili. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa svolta secondo gli statuiti principi di revisione. Di conseguenza, diversamente da quanto effettuato sul bilancio d'esercizio della società capogruppo e sul bilancio consolidato di fine esercizio, non esprimiamo un giudizio professionale di revisione sulla relazione semestrale.

3. Per quanto riguarda i dati comparativi relativi al bilancio d'esercizio ed al bilancio consolidato di fine esercizio ed alla relazione semestrale dell'anno precedente, si fa riferimento alle nostre relazioni rispettivamente emesse in data 8 aprile 2004 e in data 24 settembre 2003.

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

4. Sulla base di quanto svolto, non siamo venuti a conoscenza di variazioni e integrazioni significative che dovrebbero essere apportate ai prospetti contabili ed alle relative note esplicative ed integrative, identificati nel paragrafo 1 della presente relazione, per renderli conformi ai criteri di redazione della relazione semestrale previsti dal regolamento Consob adottato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni.

Milano, 22 settembre 2004

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)

Davide Campari - Milano S.p.A.

Half-year report
as at 30 June 2004

CONTENTS

Corporate officers 5

Directors' report 7

Introduction 9
Significant events 9
Basis of consolidation 11
Group performance 11
- Sales performance 11
- Consolidated profit and loss account 18
- Profitability by business area 22
- Cash flow statement 26
- Net debt 27
- Balance sheet 28

Investments 29
Research and development 30
Other information 30
- Parent Company 30
- Campari on the stock market 31
- Ownership and acquisition of own shares and those of the controlling shareholder 32
- Dealings with non-consolidated subsidiaries, the controlling shareholder and affiliated companies 33

Events taking place after the end of the period 33
Outlook 33
Attachments 35
- Reclassified consolidated balance sheet 35
- Reclassified consolidated profit and loss account 36
- Consolidated cash flow statement 37

Consolidated and Parent Company accounts 39

Structure and content of the consolidated and Parent Company accounts 41
Consolidated accounts 43
- Financial statements 43
- Notes to the accounts 45
- List of equity investments 63

Financial statements for the Parent Company Davide Campari-Milano S.p.A. 65
- Financial statements 65
- Notes to the accounts 67
- Cash flow statement 67

Auditors' report 88

This document contains the translation into English of the Half-year report of Davide Campari - Milano S.p.A. as at 30 June 2004, as well as relevant accompanying notes and reports.
The translation is provided for your convenience only, for any information in respect of Davide Campari- Milano S.p.A. the original Half-year report in Italian "Relazione semestrale al 30 giugno 2004" should be exclusively relied upon.

BOARD OF DIRECTORS (1)

Luca Garavoglia	Chairman
Vincenzo Visone	Managing Director and Chief Executive Officer
Stefano Saccardi	Managing Director and Legal Affairs and Business Development Officer
Paolo Marchesini	Managing Director and Chief Financial Officer
Luca Cordero di Montezemolo	Director
Cesare Ferrero (2)	Director and member of the Audit Committee
Franzo Grande Stevens (3)	Director and member of the Remuneration and Appointments Committee
Marco P. Perelli-Cippo (3)	Director and member of the Remuneration and Appointments Committee
Giovanni Rubboli (2) (3)	Director, member of the Audit Committee and member of the Remuneration and Appointments Committee
Renato Ruggiero	Director
Anton Machiel Zondervan (2)	Director and member of the Audit Committee

At the shareholders' meeting of 29 April 2004 Luca Garavoglia was confirmed in the post of Chairman for three years until approval of the 2006 accounts and granted powers in accordance with the law and the company's articles of association.

A reduction in the number of Directors from 14 to 11 was approved.
The Board of Directors' meeting of 10 May 2004 vested Managing Directors Vincenzo Visone, Stefano Saccardi and Paolo Marchesini with the following powers for three years until approval of the 2006 accounts:

- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS (4)

Umberto Tracanella	Chairman
Antonio Ortolani	Permanent Auditor
Alberto Lazzarini	Permanent Auditor
Alberto Garofalo	Deputy auditor
Giuseppe Pajardi	Deputy auditor
Paolo Proserpio	Deputy auditor

INDEPENDENT AUDITORS (5)

Reconta Ernst & Young S.p.A.

(1) *In post until approval of the 2006 accounts, in accordance with the resolution of Shareholders' Meeting held on 29 April 2004.*
(2) *Member of the Audit Committee nominated by the Board of Directors on 10 May 2004 and in post until the approval of the 2006 accounts.*
(3) *Member of the Remuneration and Appointments Committee nominated by the Board of Directors on 10 May 2004 and in post until the approval of the 2006 accounts.*
(4) *In post until approval of the 2006 accounts, in accordance with the resolution of the Shareholders' Meeting held on 29 April 2004.*
(5) *Appointed to audit the 2004, 2005 and 2006 accounts by the Shareholders' Meeting of 29 April 2004.*


CAMPARI


SKYY

INTRODUCTION

The Campari Group delivered a positive sales and profitability performance in the first half of 2004. Compared with the first half of 2003, sales were up 10.4%, EBITA up 7.1%, EBIT up 2.4% and Group net profit up 10.7%.

Figures for 1 January - 30 June (€ million)	2004	2003	% change
Sales net of discounts and excise duties	367.4	332.7	10.4%
Trading profit	104.1	91.5	13.8%
EBITDA	84.7	78.9	7.4%
EBITA	75.9	70.9	7.1%
EBIT = operating profit	58.3	56.9	2.4%
Profit before tax and minority interests	55.0	51.4	7.0%
Group profit before tax	48.7	43.6	11.8%
Group net profit	30.9	28.0	10.7%

First-half results reaped the full benefit of the consolidation of Barbero 1891 S.p.A. (acquired in December 2003), but suffered as a result of exchange rate trends.
The sections "Sales performance" and "Consolidated profit and loss" below provide a detailed analysis of the results, with particular emphasis on the three growth components: organic growth, changes in the basis of consolidation and the effect of exchange rate differences.

SIGNIFICANT EVENTS

Acquisition of the Riccadonna brand

In January 2004, the purchase of the Riccadonna brand from Sabevis S.r.l. was completed for € 11.3 million. In February, ownership of the Riccadonna brand was transferred to the Group company Barbero 1891 S.p.A. All Riccadonna sparkling wine and vermouth is now produced at the Barbero 1891 S.p.A. facility and Barbero 1891 S.p.A. also manages Italian distribution.

Acquisition of Coutsicos S.A.

In January 2004, N. Kaloyannis Bros A.E.B.E. purchased Greek company Coutsicos S.A., which is based in Piraeus and has production facilities in Volos.
The acquisition cost was € 2.8 million and includes some of the brands registered in December 2003.
Coutsicos S.A. owns a plant that the Group will use for the production of Ouzo 12, which is currently bottled by third parties.
The total investment in plant and machinery and building refurbishment is estimated at € 2.5 million.

Ongoing start-up at Novi Ligure.

After sparkling wines and vermouths entered production late last year, the Novi Ligure plant is now fully up and running for the production of Cynar, Jägermeister and Biancosarti, which were formerly bottled at the Termoli plant that closed in 2003.

Sale and lease-back of the Novi Ligure property

In February 2004, Campari-Crodo S.p.A. completed a sale and lease-back transaction with Sanpaolo Leasint S.p.A. on the industrial property in Novi Ligure, consisting of the factory building and directly associated plant.
The sale price was € 27.5 million.
The leasing contract, for which instalments also total € 27.5 million, took effect on the sale date (16 February 2004) and will run for eight years with an option to purchase the property at maturity for 10% of that amount.
Fixed interest on the monthly instalments is charged at the 3-month Euribor rate plus 59.5 basis points.

Sale of Sovinac S.A.

In March 2004, Sovinac S.A. (100% owned through Lacedaemon B.V.), which had become a dormant cash company after the sale of its Brussels property to third parties, was sold for the value of its cash holdings (€ 1.0 million).
The sale had no effect on the consolidated accounts.

Group rationalisation

During the first half of 2004 the Group further streamlined its structure.
In March, Group company Boards of Directors approved the following operations, which were then approved at their shareholders' meetings in April:

- merger of Campari-Crodo S.p.A. into Davide Campari-Milano S.p.A. (Campari-Crodo S.p.A. is a wholly-owned subsidiary of Davide Campari-Milano S.p.A., so no share swap is entailed);
- merger of S.A.M.O S.p.A. into Campari Italia S.p.A.

The mergers, to take place during the second half of the year, will be effective for accounting and corporate income tax purposes from 1 January 2004.
On 31 March 2004 the Parent Company sold its holdings in Campari Schweiz A.G. and Campari Finance Teoranta to DI.CI.E. Holding B.V.
The respective sale prices, supported by external appraisals, were € 59.9 million and € 58.7 million.
The mergers and sales described above have had no effect on the consolidated accounts, and will have no effect in the future.

US launch of SKYY Melon and SKYY Sport

In January, through Skyy Spirits, LLC, the Group announced a further line extension of SKYY Vodka (in addition to the existing flavours SKYY Berry, SKYY Citrus, SKYY Spiced and SKYY Vanilla).
The new arrival, SKYY Melon, strengthens the company's positioning in the flavoured vodka market.
In addition, the Group announced the launch of SKYY Sport, a new low-calorie ready-to-drink beverage.
SKYY Sport is produced and distributed by SABMiller, as is SKYY Blue, the ready-to-drink product introduced in 2002.

Launch of Campari Mixx Lime and Campari Mixx Peach

In February, in order to extend its range of ready-to-drink beverages, the Group launched Campari Mixx Lime and Campari Mixx Peach in Italy.
These fizzy, refreshing, low-alcohol drinks join the two other versions already available: Campari Mixx and Campari Mixx Orange.

Basis of consolidation

During the first half of 2004, the Group's basis of consolidation changed as follows with respect to 31 December 2003:

- Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue, subsidiaries of Sella & Mosca S.p.A. and previously consolidated using the equity method, have been consolidated on a line-by-line basis since the start of 2004;
- Coutsicos S.A, acquired at the beginning of 2004, has been consolidated on a line-by-line basis;
- Sovinac S.A. has been sold and is therefore no longer consolidated.

For the purposes of a proper comparison of the results, please note that Barbero 1891 S.p.A. was acquired on 3 December 2003 and that the company has therefore been consolidated since that date; however:

- the profit and loss account for the first half of 2004 fully incorporates that company's results, which the profit and loss for the first half of 2003 did not;
- the balance sheet and financial position for the year ending 31 December 2003 already reflected the acquisition whereas it was not included at 30 June 2003.

Group performance

Sales performance

All sales figures reported in this section (whether given as sales or net sales) are shown net of excise duties and discounts.

For the first half of 2004, Group consolidated sales increased by 10.4% to € 367.4 million, from € 332.7 million in the same period of 2003.
The table below breaks down sales growth into three components: external growth, organic growth and differences due to exchange rate effects.

Net sales performance	€ million	% change versus first half 2003
– sales: first half 2004	367.4	
– sales: first half 2003	332.7	
Total increase	**34.7**	**10.4%**
Of which:		
external growth	28.9	8.7%
organic growth before exchange rate effect	15.4	4.6%
exchange rate effect	–9.6	–2.9%
Total increase	**34.7**	**10.4%**

External growth came to 8.7% and is almost wholly attributable to sales of Barbero 1891 S.p.A. brands (mainly Aperol but also Aperol Soda, Barbieri liqueurs and Mondoro and Enrico Serafino wines) which totalled € 28.5 million in the first half.

Remaining external growth of € 0.4 million is from wine sales of Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue which, as mentioned above, were consolidated on a line-by-line basis for the first time in 2004.

Organic growth, valued at constant exchange rates compared with first half 2003, was 4.6%.
This positive trend was due to a sales increase in almost all main brands.

Exchange rate fluctuations had a negative impact of 2.9% on sales over the period, or € 9.6 million, due mainly to US dollar depreciation, which lost 10% of its value against the euro over the same period. However, depreciation of the Brazilian real was just 2.0%: following a substantial fall in the first half of 2003 it now seems to have regained – despite the occasional wobble – equilibrium against the euro.

The table below shows exchange rate trends in the most important currencies for the Campari Group.

Average first-half exchange rate	2004	2003	% change
US$ x 1 €	1.228	1.105	
€ x 1 US$	0.8145	0.9050	–10.0%
BRL x 1 €	3.642	3.569	
€ x 1 BRL	0.2746	0.2802	–2.0%
CHF x 1 €	1.553	1.492	
€ x 1 CHF	0.6438	0.6702	–3.9%

Sales by region

The increase in sales of 18.6% to € 200.7 million in the first half of 2004 was mainly due to a positive performance on the Italian market.
Italy benefited significantly from the first-time consolidation of Barbero 1891 S.p.A., as the country accounts for more than 80% of sales.
Around three quarters (13.7%) of the sales growth is due to sales of Aperol and other Barbero 1891 S.p.A. brands, with the remaining 4.9% coming from organic growth.
In the first half of 2004, Italy accounted for a larger proportion of Group sales at 54.6%, compared to 50.8% in the corresponding 2003 period.
The first of the tables below shows sales and growth by region and the second breaks down the total change in each region by external growth, organic growth and the exchange rate effect.

Sales by region	First half 2004		First half 2003		% change
	€ million	%	€ million	%	2004 / 2003
Italy	200.7	54.6%	169.1	50.8%	18.6%
Europe	62.7	17.1%	64.4	19.4%	–2.7%
Americas	95.0	25.9%	94.3	28.4%	0.7%
Rest of the world	9.0	2.5%	4.8	1.4%	88.1%
Total	**367.4**	**100.0%**	**332.7**	**100.0%**	**10.4%**

Breakdown of % change in sales by region	Total change in first half sales	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Italy	18.6%	13.7%	4.9%	0.0%
Europe	–2.7%	7.4%	–9.4%	–0.7%
Americas	0.7%	0.3%	9.3%	–8.9%
Rest of the world	88.1%	14.1%	89.8%	–15.8%
Total	10.4%	8.7%	4.6%	–2.9%

In **Europe** sales were down 2.7% to € 62.7 million, mainly due to a downturn in the organic part of the business (–9.4%), which was only partly offset by positive external growth (+7.4%).

The negative trend in organic business is mainly attributable to the German market.
First, distribution of Campari Mixx was suspended following the substantial increase in tax on ready-to-drink beverages, and second, poor weather in the second quarter slowed consumption of the two main brands, Campari and Asti Cinzano.
As for the other main European markets, a positive trend can be seen in Greece, Spain, France and the UK.
External growth of 7.4% was almost entirely generated by sales of Barbero 1891 S.p.A. brands, particularly Aperol, while the sparkling wine Mondoro sold well in Russia.
The exchange rate effect on first-half European sales was 0.7%, mainly due to the depreciation of the Swiss franc (–3.9%).

In the **Americas,** sales edged up by 0.7% to € 95.0 million.
Organic growth of 9.3% was almost completely offset by a negative exchange rate effect, while external growth, attributable to Barbero 1891 S.p.A. brands, was negligible.

The two tables below provide further details of sales data from the Americas.

Breakdown of sales in the Americas	First half 2004		First half 2003		% change
	€ million	%	€ million	%	2004 / 2003
US	69.9	73.5%	73.1	77.5%	–4.5%
Brazil	20.6	21.7%	17.9	19.0%	15.3%
Other countries	4.5	4.8%	3.3	3.5%	36.0%
Total	95.0	100.0%	94.3	100.0%	0.7%

Breakdown of % change in sales in the Americas	Total % change in first half	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
US	–4.5%	0.0%	6.1%	–10.6%
Brazil	15.3%	0.0%	17.6%	–2.3%
Other countries	36.0%	8.0%	35.5%	–7.5%
Total	0.7%	0.3%	9.3%	–8.9%

US sales of the subsidiary Skyy Spirits, LLC, grew in local currency by 6.1%. US dollar depreciation, which had a negative impact of 10%, meant sales fell by 4.5% on a consolidated basis.

Campari do Brasil Ltda. performed very well.
Sales increased in local currency by 17.6%, due to good results in all main brands, particularly Dreher and "admix" whiskies.
The depreciation of the Brazilian real had a lesser impact (–2.3%) than that of the US dollar, and therefore Brazilian sales expressed in euro rose significantly (+15.3%).

In other countries of the Americas, which account for a small proportion of sales, growth was sufficient to offset the negative exchange rate movements, which are predominantly linked to US dollar fluctuations.

In the **Rest of the world** sales were up 88.1% on the first half of 2003, at € 9.0 million.
The impact on overall Group business remains limited at 2.5% however.
Organic growth, at 89.8%, mainly relates to a major sales recovery on the principal market, Japan, where, throughout 2003, the local distributor had gradually reduced its stocks, a policy that dampened sales of Group brands over several quarters.
The sales trend has also been very good in Australia.
External growth in the Rest of the World was 14.1%, due partly to Barbero 1891 S.p.A. brands being exported and partly to Qingdao Sella & Mosca Winery Co. Ltd's first consolidation of wine sales in China.
The exchange rate effect had a negative impact on sales of 15.8% in this region.

Sales by business area

In the first half of 2004 all business areas made a positive contribution to Group sales growth, which came to 10.4% overall.
Spirits, wines and "other sales" all benefited from the inclusion of Barbero 1891 S.p.A., and thus showed a faster pace of growth than soft drinks.

The two tables below show sales and growth by business area and a breakdown of the total change in each business by external growth, organic growth and the exchange rate effect.

Sales by segment	First half 2004		First half 2003		% change
	€ million	%	€ million	%	2004 / 2003
Spirits	240.6	65.5%	217.8	65.5%	10.4%
Wines	44.7	12.2%	36.4	10.9%	22.9%
Soft drinks	77.7	21.1%	75.5	22.7%	3.0%
Other sales	4.4	1.2%	3.0	0.9%	44.9%
Total	367.4	100.0%	332.7	100.0%	10.4%

Breakdown of % change In sales by business	Total % change first half	of which external growth	of which organic growth before exchange rate effect	of which exchange rate effect
Spirits	10.4%	10.7%	3.8%	–4.1%
Wines	22.9%	9.7%	14.9%	–1.7%
Soft drinks	3.0%	0.0%	3.0%	0.0%
Other sales	44.9%	67.8%	–21.8%	–1.1%
Total	10.4%	8.7%	4.6%	–2.9%

Spirits

First-half sales of spirits were up 10.4% compared with the first half of 2003 to € 240.6 million, and again accounted for 65.5% of total Group sales.
This was due to organic growth of 3.8%, a negative exchange rate effect of 4.1% and external growth of 10.7%, wholly attributable to Barbero 1891 S.p.A. brand sales.

Sales of **Barbero 1891 S.p.A. spirits** totalled € 23.3 million, with Aperol contributing around two thirds of that amount.
All Barbero 1891 S.p.A. brands continued to perform well and based on 2003 figures provided by the company's management, **Aperol** recorded double-digit growth in volume sales of 18.8% in the first half.

Turning to the Group's main brands, sales of **Campari** rose by 6.0% at constant exchange rates, and by 4.1% at real exchange rates.

Italian market sales were slightly up at the end of the first half, which is satisfactory given that the sell-in rate for the first two months of the year was significantly affected by distributor stockpiling in December 2003 ahead of the increase in alcohol excise duty from 1 January 2004.

In Brazil, Campari sales continue to rise in the first half despite a slowdown in the second quarter following price increases.

Sales in Germany were down on the first half of 2003.
As expected, the second quarter of 2004 was affected by particularly unfavourable weather conditions, whereas the second quarter of 2003 benefited from exceptionally warm weather.

Also contributing to Campari's positive first half 2004 were other major markets, such as Japan, Spain, Greece, France and the Netherlands.

Sales of **CampariSoda**, which are almost entirely recorded in Italy, recovered from a slow first quarter and by the end of the first half were up 6.2%.

SKYY Vodka sales were up 2.8% on the first half of 2003 before the negative exchange rate effect.
The **SKYY flavoured** range (15% of SKYY brand sales), however, was down 17.3% on the first half of 2003, which saw the launch (in March) of SKYY Berry, SKYY Spiced and SKYY Vanilla to complement the existing SKYY Citrus flavour.
Second-quarter sales in 2003 therefore benefited from a greater sell-in rate, which is typical of the initial introduction of a new product on the market.
On this basis, 2004 sales figures cannot be compared with 2003 to give a true reflection of depletions (distributor sales to retailers) for the first half of 2004, which actually show double-digit growth.
Total SKYY sales (Vodka and the flavoured range) are down 0.7% before exchange rate effects, and down 10.2% due to US dollar depreciation of 9.5%.
On the export market, SKYY Vodka has moved deeper into the markets where it was already being sold, and outside the United States, sales have again recorded double-digit growth, albeit at a slower pace than last year.

Campari Mixx sales in the first half of 2004 fell by 39.7% compared with the first half of 2003, mainly as a result of the suspension of distribution in Germany, where it was launched in the first half of 2003.
As mentioned previously, substantial tax increases for this category of drinks led to the closure of the operation at the beginning of this year.

The Swiss operation has been closed for similar reasons, although the increases were less substantial.
Sales on the Italian market, on the other hand, were generally positive in the first half of the year, partly due to the launch of two new flavours (Campari Mixx Lime and Campari Mixx Peach) at the beginning of the year.
The second quarter has seen a slowdown, due partly to less favourable weather conditions compared with May and June 2003.

As for the Brazilian brands, **Dreher** *aguardiente* (+23.1% at constant exchange rates or +20.7% at real exchange rates) and **admix whiskies** Old Eight, Drury's and Gold Cup (+29.9% at constant exchange rates or +27.3% at real exchange rates) produced excellent first-half results.
For all the above brands, which were showing positive trends at the end of the first quarter, second-quarter sales benefited from stockpiling ahead of price increases.

Among other Group spirits, **Ouzo 12** had a good first half with sales up 9.8% on the first half of 2003, due to positive trends in its two main markets, Germany and in particular Greece.
Sales of **Cynar** were down 1.9% and **Zedda Piras** liqueurs were also down, attributable more to Sardinia than the rest of Italy.

First-half sales trends for **third-party brands** distributed by the Group were as follows:

- strong growth of 1800 Tequila sales in the US (30.7% at constant exchange rates or 17.8% at real exchange rates);
- a drop of 1.1% for Jägermeister;
- organic growth in Scotch whiskies of 6.4%, mainly due to an especially good performance by Cutty Sark in the US; the negative exchange rate impact was 8.8%, while external growth from whiskies distributed by Barbero 1891 S.p.A. contributed 3.3% to total growth (0.9%).

Wines

First-half wine sales rose by 22.9% versus the first six months of 2003, to € 44.7 million, due to gross organic growth of 14.9%, a moderate negative exchange rate effect of 1.7% and external growth of 9.7%.

The wines that were added to the Group's portfolio following the acquisition of Barbero 1891 S.p.A. produced sales of € 3.2 million and accounted for 8.7% of overall growth.
Asti Mondoro sparkling wine and Enrico Serafino wines (the most important brands) showed a mildly negative trend in the first half, solely on international markets.
As a result, a more focused business policy is being implemented to develop profitability rather than grow volumes.
Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue wines accounted for small part of external growth (1.0%) and are consolidated on a line-by-line basis for the first time.

For the organic part of the business the first half was positive for all the main brands.

Cinzano sparkling wines advanced by 4.9% at constant exchange rates (+3.9% after negative exchange rate effects), mainly due to good results on the Italian market where the brand showed vitality, despite the first half being a relatively "low season" for such products.
The relaunch of the sparkling wine Brachetto produced significant sales over the period.
The situation in Germany, the other main market, was very different.

Sales of Asti Cinzano in Germany slowed in the second quarter due to:

- increased competition in the market in general and in Asti's segment in particular, with competitors focusing on price-based advertising;
- unfavourable weather conditions, which affected consumption of all beverages.

First-half sales of Cinzano sparkling wines were particularly positive in Japan and Sweden.

Sales of **Cinzano vermouth** were up 5.5% at constant exchange rates or 2.2% after the negative exchange rate effect.
Growth came from positive sales trends in Japan and the main European markets.

Sella & Mosca wines, for which the Italian market represents over 80% of sales, were up in the first half by 12.2% at constant exchange rates or 11.7% after exchange rate effects, due to increased sales volumes and an improved sales mix, with more emphasis on higher priced wines.

Riccadonna, a brand distributed on the main international markets by the Group since 1995 and acquired recently, recorded a buoyant first-half performance (+33.3% at constant exchange rates, or +28.2% at real exchange rates), due to particularly good results in Australia and Denmark.
Sales of Riccadonna in Italy, managed since the beginning of 2004 by Barbero 1891 S.p.A., did not come under the Group's basis of consolidation last year.
In keeping with past policy, "external growth" in this analysis refers solely to that generated by owned or distributed brands that have entered the basis of consolidation for the first time.
Growth deriving from the extension of distribution activities to new markets, as in the case of Riccadonna in Italy, is not classified as external growth.

Soft drinks

Soft drink sales, almost entirely recorded on the Italian market, reached € 77.7 million in the first half of 2004, up 3.0% on the first half of 2003.
The performance of this business was affected by less favourable weather conditions than in 2003, when May and June temperatures were far hotter than the seasonal average.
In particular, sales of **Lemonsoda, Oransoda and Pelmosoda** were down 5.3%, while mineral water sales were down 6.6%.

The soft drinks segment was, however, generally positive, thanks to a good performance from the aperitif Crodino (+8.7%), which benefited from soft drink sales being less dependent on weather conditions and its strong brand, supported by an effective and coherent marketing mix.
Sales of Lipton Ice Tea (a third-party label distributed in Italy) were up 4.3% due to the positive impact of Green, a new green tea line.

Other Sales

Other sales include minor revenues from non-core activities such as co-packing and sales to third parties of raw materials and semi-finished products.

For the first half of 2004, other sales totalled € 4.4 million, an increase of 44.9% on the first half of 2003, entirely due to newly consolidated companies.

Following the acquisition of Barbero 1891 S.p.A., this category now includes the production of Frangelico for the Cantrell & Cochrane Group, which owns the brand, while sales consolidated previously suffered a significant downturn due to the suspension of third party production in Brazil.

Consolidated profit and loss account

Introduction on the effects of exchange rate changes

A summary of the results achieved by the Group in the first half of the year is shown in the table below. Real percentage changes (i.e. at effective exchange rates) compared with last year are shown, while for sales and profitability indicators the change at constant exchange rates is also given.
Stripping out the negative exchange rate effect resulting from the revaluation of the euro, the Group achieved double-digit growth on all its operating results, with the sole exception of EBIT, which showed more modest growth of 7.3% due to goodwill amortisation in respect of Barbero 1891 S.p.A.

First-half figures	at effective exchange rates 2004 € million	at effective exchange rates % change compared with 2003	at constant exchange rates 2004 € million	at constant exchange rates % change compared with 2003	exchange rate effect %
Sales net of discounts and excise duties	367.4	10.4%	377.0	13.3%	-2.9%
Trading profit	104.1	13.8%	107.4	17.5%	-3.7%
EBITDA	84.7	7.4%	89.2	13.1%	-5.7%
EBITA	75.9	7.1%	78.7	11.0%	-3.9%
EBIT	58.3	2.4%	61.1	7.3%	-4.9%
Profit before tax and minority interests	55.0	7.0%	58.2	13.1%	-6.1%
Profit before tax relating to the Group	48.7	11.8%	51.2	17.5%	-5.7%
Net attributable profit	30.9	10.7%	33.0	18.0%	-7.3%

As can be seen from the figures in the last column, the exchange rate effect has a greater negative impact on operating results than on sales.
This is due to two factors.
The main reason is the fact that there are two different types of exchange rate effect: "translation" and "transaction".
The former relates to the conversion into euro of financial statements prepared in foreign currencies by Group companies with expenses and income in foreign currencies, such as Skyy Spirits, LLC and Campari do Brasil Ltda, while the latter relates to Group companies which prepare their financial statements in euro having costs in euro but sales in foreign currencies.
Only translation effects show a corresponding effect on each line of individual companies' profit and loss accounts.

Transaction effects, on the other hand, have a greater impact on the company's operating results than on sales, since movements in sales are not offset by corresponding movements in costs.
Secondly, restricting our analysis to the translation effect only, the higher profit margins shown on the individual profit and loss accounts of Group companies affected by this can artificially inflate the exchange rate effect on consolidated operating results compared with sales.
The table below shows translation and transaction exchange rate effects for sales, EBIT and EBITA, a comparison with the previous six-month period and the transaction effect as a proportion of the total exchange rate effect.

Analysis of exchange rate effect	Net sales	EBIT	EBITA
First half 2004 figures (€ million)	367.4	58.3	75.9
First half 2003 figures (€ million)	332.7	56.9	70.9
Exchange rate effect compared with first half 2003:			
total exchange rate effect (€ million)	-9.6	-2.8	-2.8
- of which translation effect (€ million)	-8.3	-1.8	-1.8
- of which transaction effect (€ million)	-1.3	-1.0	-1.0
Total exchange rate effect (%)	-2.9%	-4.9%	-3.9%
- of which translation effect (%)	-2.5%	-3.1%	-2.5%
- of which transaction effect (%)	-0.4%	-1.7%	-1.4%
Transaction effect as a percentage of total exchange rate effect	13.5%	35.0%	36.0%

In order to offset the transaction effect, the Group entered into hedging contracts in the first half which had a positive effect of € 0.2 million on sales and, as a result, boosted EBIT and EBITA.

Reclassified profit and loss account

The table below shows the consolidated profit and loss accounts for the first half of 2003 and the first half of 2004, reclassified in accordance with internationally accepted accounting principles.

Reclassified profit and loss account	First half 2004		First half 2003		change
€ million	Value	%	€ million	%	2004 / 2003
Net sales	**367.4**	**100.0%**	**332.7**	**100.0%**	**10.4%**
Cost of materials	(122.4)	–33.3%	(113.9)	–34.2%	7.5%
Production costs	(26.5)	–7.2%	(20.7)	–6.2%	27.8%
Total cost of goods sold	**(148.9)**	**–40.5%**	**(134.6)**	**–40.5%**	**10.6%**
Gross margin	**218.5**	**59.5%**	**198.1**	**59.5%**	**10.3%**
Advertising and promotion	(71.5)	–19.5%	(69.2)	–20.8%	3.3%
Sales and distribution expenses	(42.9)	–11.7%	(37.4)	–11.2%	14.9%
Trading profit	**104.1**	**28.3%**	**91.5**	**27.5%**	**13.8%**
General and administrative expenses	(26.4)	–7.2%	(23.7)	–7.1%	11.9%
Other operating income	0.3	0.1%	3.5	1.1%	–91.0%
Goodwill and trademark amortisation	(17.6)	–4.8%	(13.9)	–4.2%	26.3%
Operating income = EBIT before non-recurring costs	**60.4**	**16.4%**	**57.4**	**17.3%**	**5.1%**
Non-recurring costs	(2.1)	–0.6%	(0.5)	–0.2%	289.7%
EBIT	**58.3**	**15.9%**	**56.9**	**17.1%**	**2.4%**
Net financial income (charges)	(3.9)	–1.1%	(5.0)	–1.5%	–20.1%
Net exchange rate gains (losses)	0.0	0.0%	(0.5)	–0.2%	
Other non-operating income (charges)	0.6	0.2%	0.0	0.0%	
Profit before tax	**55.0**	**15.0%**	**51.4**	**15.5%**	**7.0%**
Minority interests	(6.3)	–1.7%	(7.8)	–2.4%	–19.9%
Group profit before tax	**48.7**	**13.3%**	**43.6**	**13.1%**	**11.8%**
Tax	(17.8)	–4.8%	(15.6)	–4.7%	13.7%
Net profit	**30.9**	**8.4%**	**28.0**	**8.4%**	**10.7%**
Depreciation of tangible fixed assets	(7.6)	–2.1%	(6.8)	–2.0%	12.7%
Amortisation of intangible fixed assets	(18.8)	–5.1%	(15.2)	–4.6%	23.7%
Total depreciation and amortisation	**(26.4)**	**–7.2%**	**(22.0)**	**–6.6%**	**20.3%**
EBITDA before non-recurring costs	86.8	23.6%	79.4	23.9%	9.3%
EBITDA	**84.7**	**23.1%**	**78.9**	**23.7%**	**7.4%**
EBITA before non-recurring costs	78.0	21.2%	71.4	21.5%	9.2%
EBITA	**75.9**	**20.7%**	**70.9**	**21.3%**	**7.1%**

The **net sales** performance, boosted by the consolidation of Barbero 1891 S.p.A., is covered in detail in the previous section.
The other items in the profit and loss account are discussed below, with particular reference to their effect on net sales in percentage terms, rather than their change in absolute terms.

The **cost of goods sold** in the first half of 2004 remained unchanged on last year, at 40.5% of sales. However, the two items under this heading showed quite different results.
The cost of materials performed well, falling from 34.2% to 33.3% as a percentage of sales, while production costs increased by one percentage point on sales.
These two opposing trends were primarily caused by the production of vermouth and Cinzano sparkling wines being undertaken internally at the new Novi Ligure facility, which started operating in the second half of 2003.
This generated increased production costs, only partially offset by the decrease in bottling fees (recorded under cost of materials) previously paid to third parties.
With respect to production costs, note also that:

- running costs for the new Novi Ligure plant were only partly offset by the decrease in expenses at the Termoli site when production was transferred to the new plant in the second half of 2003.
- the Group will only benefit fully from the expected synergies when production lines are transferred to the Novi Ligure plant from Sesto San Giovanni in the second half of 2005, as part of the industrial restructuring plan currently nearing completion.

The cost of materials did not increase significantly as the unit costs of key raw materials, such as glass, alcohol and PET remained broadly flat.

Advertising and promotional costs increased by 3.3% in absolute terms, but fell as a percentage of sales from 20.8% in the first half of 2003 to 19.5% in the first half of 2004.
This slight decline was due partly to the deferral of marketing activities from the first to the second half of the year, and partly to reduced spending on promoting Campari Mixx on the German market.

Sales and distribution expenses rose slightly as a proportion of sales, from 11.2% in the first half of 2003, to 11.7% in 2004.
The increase was mainly due to the consolidation of Barbero 1891 S.p.A., whose sales and distribution expenses are higher as a percentage of sales than those of the Group's own brands.

The Group's **trading profit** for the first half increased by 13.8% compared to the first half of 2003 to € 104.1 million.
At constant exchange rates, and on a same structure basis, trading profit registered organic growth of 9.0%.
The acquisition of Barbero 1891 S.p.A. contributed a further 8.5% to overall growth, although this was offset by a negative exchange rate effect (–3.7%).

General and administrative expenses as a percentage of sales remained broadly unchanged, increasing from 7.1% to 7.2%.
However, they were sharply up in absolute terms, jumping 11.9%.
One of the most significant items under this heading was the leasing cost of the building in Via Filippo Turati, Milan, since expenses were higher than the depreciation of the building, which had a negative impact on the profit and loss account before its sale in July 2003.
The item also incorporated a decrease in windfall gains compared with the first half of 2003.

Other operating income in the first half of 2004 compared badly with the first half of last year, registering a figure of only € 0.3 million compared with € 3.5 million in 2003.
This item was boosted last year by € 2.3 million in royalties paid by SABMiller to Skyy Spirits, LLC for the ready-to-drink SKYY Blue, produced and distributed by SABMiller in the United States; by € 0.2 million for other royalties received by the Group and by € 1.0 million in respect of other operating income.

The € 0.3 million generated in the first half of 2004 only includes royalties not relating to Skyy Spirits, LLC.

Under the terms of the agreement between Skyy Spirits, LLC and SABMiller, which has this year been extended to the new SKYY Sport brand, the brand owner Skyy Spirits LLC receives royalties in proportion to the product's net US sales, while the licensee SABMiller receives a fee to help finance promotional and advertising expenses (which in any event may not exceed the value of the royalties accrued).
For the first two years of the agreement (2002 and 2003), Skyy Spirits, LLC collected a guaranteed minimum of US$ 5 million per year in royalties.

Goodwill and trademark amortisation stood at € 17.6 million, a rise of € 3.7 million compared to the first half of last year.
The net change in this item is due to two factors: € 3.5 million relates to the higher goodwill amortisation costs in respect of the acquisition of Barbero 1891 S.p.A., while the remainder is due to goodwill and trademark amortisation for Riccadonna and Coutsicos S.A., recently acquired by the company.

The first half closed with **EBIT before non-recurring costs** of € 60.4 million, up by 5.1% on last year.

Non-recurring costs of € 2.1 million, including € 1.5 million in extraordinary legal expenses and € 0.6 million in extraordinary personnel costs, were incurred during the period.
In the first half of last year these costs amounted to only € 0.5 million and related to personnel.
Note that the non-recurring personnel costs do not relate to the industrial restructuring plan currently under way.
A provision of € 10.0 million was made during 2002 for the restructuring programme, of which € 4.1 million had been used as of 30 June 2004.

Earnings after non-recurring expenses (**EBIT**) in the first half stood at € 58.3 million, or 15.9% of sales.
This represents a 2.4% increase on last year.

Both **EBITA** and **EBITDA** displayed higher growth than **EBIT**, for the following reasons:

- earnings before goodwill and trademark amortisation (EBITA), were up 7.1% at € 75.9 million; this growth was 4.7 percentage points higher than that shown by EBIT, which suffered from higher goodwill amortisation costs relating to the acquisition of Barbero 1891 S.p.A.
- earnings before depreciation and amortisation (EBITDA) rose 7.4% compared with the first half of 2003, to € 84.7 million; the fact that EBITDA grew by 0.3 percentage points more than EBITA was due to increased depreciation costs in respect of the new Novi Ligure plant.

EBITA and EBITDA before non-recurring costs show higher growth in absolute and percentage terms than when shown net of non-recurring charges, since in the first half of 2004 non-recurring costs were significantly higher than those recorded in 2003.

Financial charges, exchange rate movements and other non-operating income (charges) are discussed below.
Net **financial charges** stood at € 3.9 million this half, down on the figure of € 5.0 million recorded in the same period of last year.
Although net debt rose year on year, the Group benefited from significantly lower interest rates than in the first half of 2003.
Specifically, the debt relating to the private placement carried out by Redfire Inc. in July 2002 was still subject to fixed rates in the first half of 2003, while variable rates were applied to most Group debt in the first half of 2004.

To take advantage of low interest rates, the Group took out an interest rate swap contract in the second half of 2003, moving the private placement portion of the debt onto a variable rate.

Exchange rate movements showed a nil balance as gains and losses were completely offset in the period.
In the same period last year, the figure of –€ 0.5 million related to operating losses realised.

Other non-operating income and charges showed a positive balance of € 0.6 million for the period compared to a nil balance last year when income and charges were offset.

These three non-operating income items show an aggregate total of –€ 3.3 million, but charges were down by € 2.2. million compared with the first half of 2003.
As a result, **profit before tax and minority interests** (€ 55.0 million) grew by 7.0%, a rate significantly higher than EBIT growth.

Minority interests in the first half were € 6.3 million, much lower than the figure of € 7.8 million last year. The difference is due to the slight decrease in profit posted by Skyy Spirits, LLC, and to the negative exchange rate effect which further reduced its profit figure.
Minority interests in Skyy Spirits LLC remained unchanged during the period.

The **Group's profit before taxes** was € 48.7 million, up by 11.8% on last year's figure thanks to lower minority interests.

After deduction of **taxes** of € 17.8 million for the period, the **Group's net profit** stood at € 30.9 million, a rise of 10.7% on the first half of last year.

Profitability by business area

First-half consolidated trading profit was € 104.1 million, a 13.8% increase on the first half of 2003 (€ 91.5 million).

Profitability by business area is presented showing each brand's trading profit, which is calculated using directly attributable revenues and costs for each of the Group's four business segments.
The new Novi Ligure facility, which should be fully operational from the second half of 2005 when it is set to take over production of Campari and CampariSoda (currently produced at Sesto San Giovanni), generated indirect costs (mainly depreciation and amortisation) of € 1 million in the first half of 2004.
These costs cannot be allocated to Cinzano, Cynar, Jägermeister and Biancosarti production.
Trading profit before non-allocated or indirect production costs (which are included on the consolidated profit and loss account shown above) of each business area provides a more accurate representation of actual profitability trends.
At the end of the current transitional phase these costs will be allocated to Campari and CampariSoda production.

The overall trading profit for the four business areas combined was € 105.1 million, a 14.9% increase on the first half of 2003.

The table below shows trading profit performance for each business area and for the Group as a whole.

Trading profit	First half 2004		First half 2003		2004 / 2003
	€ million	% of total	€ million	% of total	% change
Spirits	82.2	78.2%	71.6	78.3%	14.7%
Wines	6.0	5.7%	6.2	6.8%	-3.5%
Soft drinks	16.1	15.3%	13.5	14.7%	19.7%
Other	0.8	0.8%	0.2	0.2%	382.4%
Trading profit - all segments	**105.1**	**100.0%**	**91.5**	**100.0%**	**14.9%**
Indirect production costs	(1.0)		(0.0)		
Consolidated trading profit	**104.1**		**91.5**		**13.8%**

Two tables are given below for each business segment.
The first sets out changes in profitability between the two periods, the percentage contribution to net sales and the percentage change versus the previous period.
The second table shows percentage changes in organic and external growth, and shows the effect of exchange rate movements.
The profitability of each business segment is summarised in the following tables in terms of three profit and loss account items:

- net sales;
- gross profit (net sales minus the cost of goods sold);
- trading profit (gross profit minus the cost of advertising and promotions, and sales and distribution costs).

Spirits

	First half 2004		First half 2003		
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	% change
Net sales	240.6	100.0%	217.8	100.0%	10.4%
Gross profit	162.3	67.5%	146.8	67.4%	10.5%
Trading profit	82.2	34.2%	71.6	32.9%	14.7%

Breakdown of % change in profitability of spirits	total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	10.4%	3.8%	-4.1%	10.7%
Gross profit	10.5%	2.4%	-3.8%	12.0%
Trading profit	14.7%	8.6%	-4.1%	10.2%

The trading profit for spirits in the first half of 2004 was € 82.2 million, up 14.7% on the first half of 2003, equivalent to 34.2% of net sales.
As the second table shows, organic growth was 8.6% at constant exchange rates, while the additional trading profit generated by Barbero 1891 S.p.A. spirits can be quantified at 10.2%.
Negative exchange rate movements reduced the trading profit by 4.1%.

As for the organic part of the business, the most significant contribution to profitability growth came from CampariSoda and SKYY Vodka, which delivered growth before exchange rate effects.
Overall, the profitability of Barbero 1891 S.p.A. spirits is in line with the high levels of the Group's organic spirits business.
The 10.7% external growth in net sales is reflected in the almost identical increase in trading profit (10.2%).

Wines

	First half 2004		First half 2003		% change
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	
Net sales	44.7	100.0%	36.4	100.0%	22.9%
Gross profit	20.1	44.9%	17.4	47.7%	15.7%
Trading profit	6.0	13.3%	6.2	17.0%	-3.5%

Breakdown of % change in profitability of wines	total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	22.9%	14.9%	-1.7%	9.7%
Gross profit	15.7%	12.1%	-2.8%	6.4%
Trading profit	-3.5%	-3.4%	-6.1%	6.0%

Trading profit for wines for the first half of 2004 was € 6.0 million (13.3% of net sales), slightly down (-3.5%) on the first half of 2003.
This was due to a similar organic percentage decrease (-3.4%); while external growth boosted trading profit by 6.0%, this was completely cancelled out by the exchange rate effect.
As for the organic business, the profit and loss account for wines over the period benefited from the start up of Cinzano sparkling wines and vermouth production at the new Novi Ligure plant, despite the natural cost increases involved in such a complex operation.
Cinzano production was undertaken entirely by third parties in 2003, and bringing this production in-house has meant switching from a variable cost structure defined contractually on an average annual basis to a fixed cost structure.
This has affected results in the first half of the year, when traditionally sales and production volumes are lower than later in the year.
As a result, organic growth at gross profit level was limited to 12.1%, compared with a net sales increase of 14.9%.
The 3.4% drop in trading profit relates to a more than proportional increase in advertising and marketing investment, particularly for Cinzano vermouth and Sella & Mosca wines.
External growth generated by Barbero 1891 S.p.A. wines, mostly due to Mondoro and Enrico Serafino wines, is lower in terms of profitability than for the Group's existing portfolio of wines.

Soft drinks

	First half 2004		First half 2003		% change
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	
Net sales	77.7	100.0%	75.5	100.0%	3.0%
Gross profit	36.0	46.4%	33.7	44.6%	7.1%
Trading profit	16.1	20.8%	13.5	17.8%	19.7%

Breakdown of % change in profitability of soft drinks	Total % change	of which organic growth before exchange rate effect	of which exchange rate effect	of which external growth
Net sales	3.0%	3.0%	0.0%	0.0%
Gross profit	7.1%	7.1%	0.0%	0.0%
Trading profit	19.7%	19.7%	0.0%	0.0%

Trading profit for soft drinks was 19.7% higher than in the first half of 2003, at € 16.1 million, or 20.8% of net sales.
This positive result was mainly due to a good performance from Crodino, which is the most profitable brand in this business area.
Overall net sales growth for this segment came to 3.0%, following a solid performance from Crodino and a slowdown in soft drinks (with the exception of Lipton Ice Tea).
As for first half promotional and advertising costs, the amount set aside for Crodino (which increased in absolute terms) accounted for a lower proportion than in 2003, while spending on other soft drinks decreased in absolute terms.

Other sales

	First half 2004		First half 2003		% change
	€ million	% contribution to segment sales	€ million	% contribution to segment sales	
Net sales	4.4	100.0%	3.0	100.0%	44.9%
Gross profit	1.0	22.4%	0.2	5.4%	501.7%
Trading profit	0.8	17.9%	0.2	5.4%	382.4%

First-half 2004 profitability of "other sales" benefited from additional profit from the Frangelico brand, produced by Barbero 1891 S.p.A. on behalf of the Cantrell & Cochrane group, which owns the brand.

The fall in sales due to the suspension of production for third parties in Brazil has been fully offset by external growth.

Cash flow statement

The table below shows a summary of the Group's reclassified cash flow statement (the full version is in the section containing the financial statements), which highlights the items that had a significant impact on the consolidated financial position rather than on the item "cash and bank": unlike the full cash flow statement, therefore, the summary table does not show financial flows relating to changes in short- or long-term debt, or investments in marketable securities.

	30 June 2004 same structure basis	30June 2003	31 December 2003
Profit before tax	48.8	43.5	120.2
Depreciation and amortisation	26.4	22.0	47.0
Gains on sales of fixed assets	(0.4)	(0.4)	(34.4)
Other items (provisions, use of funds, staff severance fund)	3.9	0.9	5.8
Tax for the period and deferred taxes	(16.7)	(17.3)	(37.2)
Changes in tax payables and receivables	(15.4)	10.9	5.3
Cash flow from operations before changes in net working capital	**46.6**	**59.5**	**106.7**
Net working capital	(0.0)	(37.9)	(30.8)
Cash flow from operations	**46.6**	**21.5**	**75.9**
Purchase of tangible fixed assets	(8.8)	(16.5)	(28.4)
Payables to suppliers (Novi Ligure)	(0.0)	(17.0)	(17.0)
Purchase of intangible fixed assets	(1.6)	(4.2)	(7.4)
Gains on sales of tangible fixed assets	1.0	1.0	40.3
Cash flow from investments	**(9.4)**	**(36.7)**	**(12.5)**
Free cash flow	**37.2**	**(15.2)**	**63.4**
Acquisitions and changes in the basis of consolidation	(14.1)	(0.0)	(155.6)
Other investments	0.6	(4.7)	0.3
Dividends	(24.7)	(24.7)	(24.7)
Cash flow from other activities	**(38.2)**	**(29.4)**	**(180.0)**
Exchange rate differences and other changes	(4.9)	10.4	18.4
Change in net debt	**(5.9)**	**(34.2)**	**(98.3)**

Cash flow from operations before changes in net working capital declined to € 46.6 million, from € 59.5 million in the first half of 2003 owing to changes in tax payables.
In particular, in the first half of last year, at the time of payment of taxes for 2002 and payments on account for 2003, the Parent Company and Campari-Crodo S.p.A. were able to use surplus tax credits from payments on account (generated by the "Tremonti bis" and Dual Income Tax breaks) to offset payments on account due for that year.
This reduced outgoings for tax payments.
However, cash flows in the first half of 2004 were hit by the payment of taxes for 2003 and pre-payments for 2004.

The change in net working capital had a positive effect on cash flows in the first half of this year: at the end of June 2004, the level of operating working capital was unchanged on December 2003, whereas the figure at the end of June 2003 was € 37.9 million higher than at December 2002.

Total cash flow from operations, at € 46.6 million, was therefore sharply up on the € 21.5 million generated in the same period of 2003.

The Group made investments totalling € 9.4 million in the first half of 2004, compared with € 36.7 million in the first half of 2003.
Investments in fixed assets, which in 2003 related chiefly to the completion of the facility at Novi Ligure, decreased significantly in the first half of this year.

Group free cash flow was therefore positive at € 37.2 million, thanks to the combined effect of increased cash flow from operations and reduced investment.
In the same period of last year, the Group absorbed cash of € 15.2 million.

The item "acquisitions and changes in the basis of consolidation" was negative to the tune of € 14.1 million.
This was due mainly to the acquisition of the Riccadonna brands for € 11.3 million, while the remainder was due to the acquisition of Coutsicos S.A. and to the effects of the consolidation of Qingdao Sella & Mosca Winery Co. Ltd. *and Société Civile Immobilière du Domaine de la Margue.*

Finally, the € 24.7 million in dividends distributed to the Parent Company's shareholders, together with the exchange rate effect of converting sums in foreign currency, caused the sum of all cash flow amounts for the period to decrease by € 5.9 million: this corresponds to the increase in Group net debt.
At the end of the first half of 2003, the change in the sum of all cash flow amounts was negative at € 34.2 million.

Net debt

At 30 June 2004, the Group had net debt of € 303.0 million, and its financial position comprised the following items:

	30 June 2004	30 June 2003	31 December 2003
Cash and bank	173.5	55.6	133.6
Marketable securities	7.8	1.9	1.9
Payables to banks	(49.8)	(120.3)	(30.1)
Real estate lease payables	(3.1)	(2.1)	0.0
Interest on private placement	(4.5)	(2.9)	(4.4)
Short-term financial position	**123.9**	**(67.8)**	**101.0**
Payables to banks	(4.2)	(4.4)	(3.9)
Real estate lease payables	(23.2)	(10.3)	0.0
Bonds	(258.0)	–	(258.0)
Private placement	(139.9)	(148.8)	(134.6)
Other financial payables	(1.6)	(1.6)	(1.6)
Medium-long-term debt	**(426.9)**	**(165.1)**	**(398.1)**
Net debt	**(303.0)**	**(232.9)**	**(297.1)**
Financial position of Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue		(1.0)	(0.9)
Net debt	**(303.0)**	**(233.9)**	**(298.0)**

For ease of comparison, in the table above the financial positions at 30 June 2003 and 31 December 2003 respectively have been adjusted to include the results for Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue, both of which were consolidated from 1 January 2004.
The financial position shown for the three periods does not include own shares held by the Parent Company, recorded under financial fixed assets.

The increase in debt registered at 30 June 2004 was partly due to the rise in the value of the US dollar compared with 31 December 2003; this led to a rise in the value of the long-term debt of Redfire, Inc. (private placement), which is denominated in US dollars and was converted into euro at the exchange rate at 30 June 2004.

With respect to the breakdown of debt, please note that leasing debt at 30 June 2004 related to the contract signed by Campari-Crodo S.p.A. during the period on the facility at Novi Ligure, while in the same period of last year the same item referred to the lease on the building at Via Filippo Turati in Milan, held by Davide Campari-Milano S.p.A.
This last was terminated early, in July 2003, and the building was subsequently sold to a third party.

Balance sheet

The table below shows the reclassified consolidated balance sheet, which highlights the Group's financing sources and how they have been employed.

	30 June 2004	30 June 2003	31 December 2003
Inventories	125.7	104.2	106.4
Receivables from customers	177.9	164.7	174.2
Payables to suppliers	(147.6)	(117.0)	(127.6)
Net working capital	**156.0**	**151.9**	**153.0**
Other short-term assets and liabilities	(29.1)	(30.1)	(34.1)
Working capital	**126.9**	**121.8**	**118.9**
Staff severance fund	(15.3)	(13.3)	(15.6)
Balance of pre-paid and deferred taxes	2.0	1.8	(0.2)
Other non-current liabilities	(19.0)	(17.8)	(21.8)
Other net liabilities	**(32.3)**	**(29.3)**	**(37.6)**
Net tangible fixed assets	158.9	154.2	152.4
Intangible fixed assets	567.0	442.5	571.6
Financial fixed assets	35.8	42.1	44.7
Total fixed assets	**761.7**	**638.8**	**768.7**
Invested capital	**856.3**	**731.3**	**850.0**
Shareholders' equity	**(550.3)**	**(494.2)**	**(548.2)**
Minority interests	(3.0)	(4.2)	(4.7)
Net debt	**(303.0)**	**(232.9)**	**(297.1)**
Net invested capital	**(856.3)**	**(731.3)**	**(850.0)**

For a clearer comparison between the three periods, please note that the results at 30 June 2003 did not include Barbero 1891 S.p.A., which was acquired in December of that year.

At the time of publication of this report, the Group had net invested capital of € 856.3 million, shareholders' equity of € 550.3 million and net debt of € 303.0 million.
Net invested capital was up by € 6.3 million compared with 31 December 2003, as a result of the following:

- net working capital rose by € 3.0 million, but this was due solely to the change in the basis of consolidation (€ 2.4 million) and exchange rate differences (€ 0.6 million); on a same structure basis, as the reclassified cash flow statement above shows, there was no change in net working capital, since the seasonal increase in stocks of finished products and, to a lesser extent, receivables from customers, were offset by a corresponding increase in payables to suppliers; as a result, the twelve-month moving average of net working capital over net sales fell from 22.1% at 30 June 2003 to 20.8% at 30 June 2004;
- other short-term liabilities fell by € 5.0 million, owing to the payment of taxes from last year and the payment on account of taxes for this year;
- other net liabilities declined by € 5.3 million, owing to the reclassification by the Parent Company of € 2.7 million of risk provisions as current payables, and to changes in deferred taxes;
- the value of fixed assets fell by € 7.0 million in total: this followed investments of € 21.7 million made during the period, and depreciation of € 26.4 million; changes in the basis of consolidation led to a rise of € 7.3 million in tangible and intangible fixed assets, and a reduction of € 7.0 million in financial fixed assets; note that until 31 December 2003, this item included the Group's shareholdings in Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue.

Looking now at the Group's financing sources, in addition to the changes in net debt already discussed above, please note:

- a € 2.1 million increase in the Group's shareholders' equity: this was the combined effect of a dividend payout of € 24.7 million, net profit of € 30.9 million and changes in the reserve for the conversion of accounts in foreign currency;
- a reduction in the value of minority interests following the advance payment of dividends for this year by Skyy Spirits, LLC.

Investments

Investments in tangible and intangible fixed assets totalled € 21.7 million during the period.
In particular, investments in tangible assets came in at € 8.8 million, with € 4.4 million relating to Campari-Crodo S.p.A. (which invested € 3.7 million mainly on plant and machinery at the new facility of Novi Ligure), and € 1.7 million to Sella & Mosca S.p.A. for wine-making equipment and vineyards.
The Group invested € 12.9 million in intangible fixed assets; the figure includes € 11.3 million for the purchase of the Riccadonna brands (as described above), while the remainder was invested by Group companies in IT systems and SAP software.

RESEARCH AND DEVELOPMENT

Research and development related solely to ordinary production and commercial activities; costs were therefore spread throughout the year.

OTHER INFORMATION

Parent Company

The Parent Company generated a net profit of € 113.2 million in the first six months of 2004. This was a significant increase on the result a year earlier, thanks to financial income, particularly from equity investments.
The table below shows the main figures for the first half of 2004, compared with those for the same period of last year:

	30 June 2004	30 June 2003
Value of production	47.8	53.0
Production costs	45.9	47.6
Difference between value of production and production costs	1.9	5.4
Total financial income and charges	107.8	(1.0)
Extraordinary items	1.8	0.7
Profit before tax	111.6	5.0
Corporate income tax	(1.7)	0.9
Net profit	113.2	4.2

The key factors affecting these results are summarised as follows:

- financial income and charges were positive, at € 107.8 million; a significant share of this was due to income from equity investments resulting from dividends of € 47.0 million paid to Group subsidiaries, and from the total capital gains of € 66.8 million from the sale of the shareholdings in Campari Schweiz A.G. and Campari Finance Teoranta to DI.CI.E.Holding B.V.;
- operating profit stood at € 1.9 million, a decrease on the same period of last year; this was principally due to lower value of production following the restructuring and reorganisation of the Group, which has entailed shifting some production away from Sesto San Giovanni to other plants;
- extraordinary income came in at € 1.8 million, and was the combined result of € 1.9 million in income and € 0.1 million in charges;
- finally, the Group paid € 1.7 million in income tax, as a result of pre-paid taxes on the tax loss for the period, recorded in view of the imminent merger with Campari-Crodo S.p.A., which has a tax credit.

Campari on the stock market

Shares and shareholders

The share capital of Davide Campari-Milano S.p.A. totals € 29,040,000, and is divided into 29,040,000 shares with a nominal value of € 1.00 each.

At 30 June 2004, the main shareholders were:

Shareholder [1]	Number of ordinary shares	% held
Alicros S.p.A.	14,809,600	50.997%
Morgan Stanley Investment Management	1,616,187	5.565%
Cedar Rock Capital	1,009,378	3.476%
Davide Campari-Milano S.p.A.[2]	940,941	3.240%
Lazard Asset Management	603,687	2.079%

(1) *No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.*

(2) *Purchase of own shares for the purposes of the stock option scheme.*

Please note that following notifications received subsequent to the end of the period (on the date of the approval of the half-year report), shareholders with shareholdings of over 2% comprised the following:

Shareholder [1]	Number of ordinary shares	% held
Alicros S.p.A.	14,809,600	50.997%
Cedar Rock Capital	1,009,378	3.476%
Davide Campari-Milano S.p.A. [2]	935,191	3.220%
Lazard Asset Management	603,687	2.079%
Fidelity Investments	584,797	2.013%

(1) *No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (as per article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.*

(2) *Purchase of own shares for the purposes of the stock option scheme.*

Share price performance

In the first half of 2004, Campari shares gained 5.5% on their closing price at 31 December 2003.

They underperformed the Mibtel index by 0.4% and the FTSE Eurotop 300 Beverages index by 7.8%, but outperformed the mid-cap Midex index by 3.4%.

On 13 May 2004, the Group paid shareholders a dividend of € 0.88 per share, the same as in the previous year.

This dividend represents a yield of around 2.3%, calculated on the ex date of 10 May 2004.

An average of 44,587 shares were traded daily on the Milan stock market (MTA), with an average daily value of € 1.7 million.

On 30 June 2004, the Group's stock market capitalisation stood at € 1,179 million.

Performance of Campari shares from January 2004 to date


Prezzo azione Campari (Euro)
Q.t scambiate (migliaia di azioni)
52 51 50 49 48 47 46 45 44 43 42 41 40 39 38 37 36 35 34 33 32 31 30
480 440 400 360 320 280 240 200 160 120 80 40 0
gen-04 feb-04 mar-04 apr-04 mag-04 giu-04 lug-04
Campari (Q.t scambiate)
Campari (prezzo azione)
Midex (relativo)
Mibtel (relativo)
FTSE 300 Eurotop Beverages (relativo)

Source: Bloomberg

Share data		1st half 2004	2003	2002	2001 (2)
Closing price(1)	€	40.59	38.46	30.00	26.37
Maximum price(2)	€	41.08	38.48	37.77	31.00
Minimum price(2)	€	35.68	27.41	25.28	21.84
Average price(2)	€	38.06	33.02	31.63	27.16
Stock market capitalisation(2)	€ thousand	1,178,734	1,116,878	871,200	765,785
Average daily trading value	€ thousand	1,703	1,261	1,695	2,066
Average daily trading volume	Number of shares	44,587	37,894	53,093	72,375

Source: Bloomberg

(1) *At 31 December for 2001, 2002 and 2003; at 30 June for the first half of 2004.*
(2) *Closing price.*
(3) *Initial Public Offering on 6 July 2001 at a price of € 31 per share; average daily volumes after the first week of trading were 42,260 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.*

Ownership and acquisition of own shares and those of the controlling shareholder

At 30 June 2004, the Parent Company had 940,941 own shares with a nominal value of € 1.00 each; the total value is therefore € 940,941, representing around 3.24% of the share capital.
These own shares are to be used in the Group's stock option scheme.

During the period, and at the time of publication of this report, the Group held no shares in its controlling shareholder, either directly or indirectly.

Dealings with non-consolidated subsidiaries, the controlling shareholder and affiliated companies

Pursuant to article 2428 of the Italian civil code and Consob circulars 97001574 of 20 February 1997 and 98015375 of 27 February 1998, the following table gives details of all Group dealings with non-consolidated subsidiaries, affiliated companies, main shareholders and companies controlled by the controlling shareholder, with particular reference to their effect on the Group's finances, where significant.
All the operations listed below were carried out at market prices and under market conditions.

Item	€ million	Operation
Revenues from sales	8.5	Revenues from the sale of products by Campari International S.A.M. to the affiliated companies M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and Summa S.L..
Other income	0.06	Leasing charges relating to sub-letting agreements on offices forming part of the property at Via Bonaventura Cavalieri 4, 20121 Milan, and Via Filippo Turati 25, 20121 Milan, signed respectively between the Parent Company and its controlling shareholder Alicros S.p.A., and between the Parent Company and its affiliate Longhi & Associati S.r.l.
	0.01	Other revenues of Campari Italia S.p.A. from the affiliate Longhi & Associati S.r.l.
Services costs	3.0	Promotional and advertising costs incurred by affiliates M.C.S. S.c.a.r.l., International Marques V.o.f., Fior Brands Ltd. and Summa S.L., and passed on to Campari International S.A.M.
	0.3	Commissions from the purchase of advertising space charged to Campari Italia S.p.A. by affiliate Longhi & Associati S.r.l.
Financial income	0.03	Interest receivable by Campari Finance Teoranta from affiliate Fior Brands Ltd. in respect of a GBP 1.0 million loan at an interest rate tied to the GBP Libor

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

Launch of SKYY Orange in the United States

In July, the Group, via Skyy Spirits, LLC, announced the launch of SKYY Orange, a SKYY Vodka line extension which joins the existing lines SKYY Berry, SKYY Citrus, SKYY Melon, SKYY Spiced and SKYY Vanilla.
The new product strengthens the company's position in the flavoured vodka segment.

OUTLOOK

Forecasts for the second half of the year more than ever reflect a generally cautious view.

All the main brands in Italy are again expected to put in a solid performance, with an outstanding contribution forecast from Aperol, which became a Campari Group brand in December 2003 following the acquisition of Barbero 1891 S.p.A.
It should however be noted that the macroeconomic climate is becoming increasingly difficult: consumer confidence is low and is having serious repercussions on the propensity to spend.

In Europe, the Group continues to experience problems on the important German market.
After a positive performance in the second half of 2003, the market had a difficult start to 2004, owing to both the continuing unfavourable economic backdrop and the weather, which unlike last year, did not help boost drinks sales in spring and summer.
Forecasts for the other main European markets are moderately optimistic, as recent distribution agreements have started to produce solid results.

In the United States, the usual uncertainty surrounding exchange rates has intensified in the run-up to the presidential elections.
In the core business of Skyy Spirits, LLC, the SKYY Vodka brand remains healthy despite increasingly tough competition in the premium vodka segment in which it operates, as can be seen from the rapid growth in depletions.

In Brazil, leaving aside the unavoidable concerns over the outlook for the real given that the economy cannot yet be considered completely stable, the performance of Campari do Brasil Ltda. raises no cause for particular concern.
Furthermore, in the second half of 2004, the third-party licensing rights to the Cynar brand on the Brazilian market will expire; as a result, the brand, which is category leader on the Brazilian market, will be produced and distributed locally by the Group via Campari do Brasil Ltda.

ATTACHMENTS

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(€ thousand)	30 June 2004	30 June 2003	31 December 2003
Assets			
Cash and bank	173,491	55,568	133,583
Marketable securities	7,790	1,864	1,910
Short-term financial receivables	258	256	781
Receivables from customers	177,914	164,691	174,238
Receivables from tax authorities	10,645	6,004	9,893
Pre-paid tax	15,102	11,388	15,792
Inventories	125,713	104,234	106,363
Other current assets	25,660	22,337	28,963
Total current assets	**536,573**	**366,342**	**471,523**
Net tangible fixed assets	158,864	154,156	152,427
Consolidation differences, net of depreciation	536,477	427,616	552,198
Other intangible fixed assets, net of depreciation	30,495	14,866	19,379
Equity investments	69	7,598	7,822
Own shares	29,958	31,000	31,000
Other assets	5,801	3,461	5,771
Total non-current assets	**761,664**	**638,697**	**768,597**
Total assets	**1,298,237**	**1,005,039**	**1,240,120**
Liabilities and shareholders' equity			
Payables to banks	49,754	120,300	30,112
Property leases, current portion	3,148	2,101	0
Payables to other financial organisations	0	0	1
Payables to suppliers (*)	147,606	116,985	127,580
Corporate income tax	4,095	5,168	14,186
Payables to tax authorities	17,671	22,566	18,737
Other current liabilities	48,405	33,833	45,206
Total current liabilities	**270,679**	**300,953**	**235,822**
Staff severance fund	15,311	13,277	15,628
Non-current payables to banks	4,199	4,401	3,863
Property leases, less current portion	23,218	10,290	0
Payables to bondholders	257,954	0	257,954
Private placement	139,860	148,770	134,600
Non-current payables to other financial organisations	1,625	1,636	1,625
Non-current payables to tax authorities	2,132	2,314	2,018
Deferred tax	13,143	9,573	15,979
Other non-current liabilities	16,842	15,515	19,752
Minority interests	3,019	4,153	4,668
Total non-current liabilities	**477,303**	**209,929**	**456,087**
Share capital	29,040	29,040	29,040
Reserves	521,215	465,117	519,171
Total shareholders' equity	**550,255**	**494,157**	**548,211**
Total liabilities and shareholders' equity	**1,298,237**	**1,005,039**	**1,240,120**

(*) *Please note that from 31 December 2003, trade receivables and payables to affiliated companies were reclassified under "Receivables from customers" and "Payables to suppliers" respectively; for ease of comparison, these items have also been reclassified for 30 June 2003.*

RECLASSIFIED CONSOLIDATED PROFIT AND LOSS ACCOUNT

€ thousand	30 June 2004	30 June 2003	31 December 2003
Net sales	**367,377**	**332,681**	**714,148**
Cost of materials	(122,432)	(113,901)	(256,330)
Production costs	(26,499)	(20,743)	(44,907)
Total cost of goods sold	**(148,931)**	**(134,644)**	**(301,237)**
Gross margin	**218,446**	**198,037**	**412,911**
Advertising and promotion	(71,459)	(69,206)	(143,748)
Sales and distribution costs	(42,932)	(37,365)	(76,077)
Trading profit	**104,055**	**91,466**	**193,086**
General and administrative expenses	(26,383)	(23,583)	(46,851)
Other operating income	317	3,519	6,912
Goodwill and trademark amortisation	(17,605)	(13,942)	(28,458)
EBIT before non-recurring costs	**60,384**	**57,460**	**124,689**
Non-recurring costs	(2,069)	(531)	(2,477)
EBIT	**58,315**	**56,929**	**122,212**
Net financial income (charges)	(3,946)	(4,938)	(8,843)
Net exchange rate gains (losses)	16	(538)	1,622
Other non-operating income (charges)	614	(38)	23,130
Profit before tax	**54,999**	**51,415**	**138,121**
Minority interests	(6,273)	(7,829)	(17,851)
Group profit before tax	**48,726**	**43,586**	**120,270**
Tax	(17,772)	(15,629)	(40,448)
Net profit	**30,954**	**27,957**	**79,822**
EBITDA before non-recurring costs	**86,815**	**79,426**	**171,674**
EBITDA	**84,745**	**78,895**	**169,197**
EBITA before non-recurring costs	**77,990**	**71,402**	**153,147**
EBITA	**75,920**	**70,871**	**150,670**

CONSOLIDATED CASH FLOW STATEMENT

€ thousand	30 June 2004 same structure basis	30 June 2003	31 December 2003
Cash flow from operations			
Profit before tax	48,784	43,533	120,171
Depreciation and amortisation	26,430	21,966	46,984
Gains on sales of fixed assets	(430)	(448)	(34,447)
Other non-cash items	356	29	10,512
Use of funds	(579)	0	(4,080)
Current tax	(17,830)	(15,576)	(40,349)
Changes in staff severance fund	(317)	140	(63)
Deferred tax	1,178	(1,767)	3,180
Changes in tax payables and receivables	(15,377)	10,884	5,297
Other changes in payables and receivables, excluding working capital	4,406	691	(522)
Cash flow from operations before changes in working capital	**46,621**	**59,452**	**106,682**
Receivables from customers	(2,785)	(27,977)	(19,013)
Inventories	(16,893)	(9,861)	(6,339)
Payables to suppliers	19,675	(64)	(5,409)
Changes in net working capital	**(3)**	**(37,902)**	**(30,761)**
Cash flow from operations	**46,618**	**21,550**	**75,921**
Cash flow from investments			
Purchase of tangible fixed assets	(8,801)	(16,488)	(28,414)
Change in payables to suppliers in respect of fixed assets (Novi Ligure)	0	(17,020)	(17,020)
Gains on sales of tangible fixed assets	961	966	40,332
Purchase of intangible fixed assets	(12,924)	(4,188)	(7,447)
Acquisition of new subsidiaries	(2,828)	0	(155,604)
Net change in equity investments	736	1,076	270
Purchase and sale of own shares	1,042	0	0
Net change in marketable securities	(5,880)	2,371	2,325
Change in financial receivables	493	42	58
Change in minority interests	(1,649)	(5,831)	745
Cash flow from investments	**(28,850)**	**(39,072)**	**(164,756)**
Cash flow from financing operations			
New leasing contracts	27,564		
Payment of lease instalments	(1,198)	(994)	(14,208)
Net change in short-term bank debt	19,642	193	(89,995)
Interest on bonds and private placement	94	(475)	1,074
Bonds	0	0	257,954
Net change in financial payables (non-current portion)	336	(511)	(1,060)
Dividends	(24,675)	(24,675)	(24,675)
Cash flow from financial operations	**21,763**	**(26,462)**	**129,090**
Effect of exchange rate differences on net working capital	(563)	(583)	4,120
Other exchange rate differences and changes	940	(3,345)	(14,273)
Exchange rate differences and other changes	**377**	**(3,928)**	**(10,153)**
Net increase (decrease) in cash and bank	**39,908**	**(47,912)**	**30,103**
Cash and bank at start of period	133,583	103,480	103,480
Cash and bank at end of period	**173,491**	**55,568**	**133,583**

CAMPARI


Un successo sempre più spritz
APEROL
Per un perfetto
Aperol Spritz:
6 cl prosecco, 4 cl Aperol,
spruzzo di seltz o soda,
fettina d'arancia,
cubetti di ghiaccio.
APEROL

[redacted]

PREPARATION CRITERIA

This half-year report has been prepared in accordance with Consob resolution 11971 of 14 May 1999 and subsequent amendments.
Specifically, notes to the Parent Company accounts have also been prepared pursuant to article 81, paragraph 2 of the resolution, in order to provide a complete and more accurate picture.
Again in compliance with article 81 of Consob resolution 11971, the items on the balance sheet are limited to those preceded by Roman numerals and items on the profit and loss account to those preceded by Arabic numerals (article 81, paragraph 4); furthermore, net profit is indicated after tax (article 81, paragraph 7).
The accounts and tables included in the notes to the accounts are expressed in thousand euro, while the comments are expressed in million euro at consolidated level and in thousand euro for the Parent Company.
Every individual balance sheet and profit and loss item is shown together with the corresponding figures for the first half of 2003 and those at 31 December 2003.
The accounting principles and valuation criteria, guided by prudence and competence, are the same as those used to prepare the accounts to 31 December 2003 (see annual report for 2003), and to those used in the first-half report of 2003.

BASIS OF CONSOLIDATION

The basis of consolidation to 30 June 2004 includes the Parent Company and all Italian and foreign subsidiaries in which the Parent Company controls, directly or indirectly, the majority of votes that may be exercised at shareholders' meeting.
The following changes have been made to the Group's basis of consolidation since 31 December 2003.

- Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de la Margue, subsidiaries of Sella & Mosca S.p.A. (held 93.66% and 100% respectively), are now consolidated on a line-by-line basis, while they were previously consolidated at equity;
- Coutsicos S.A., acquired in January from N. Kaloyannis Bros. A.E.B.E., has been consolidated since the acquisition date;
- Sovinac S.A. is no longer included in the basis of consolidation following its sale.

Compared to the same period last year, note too that Barbero 1891 S.p.A. was acquired in December 2003 and this company was not therefore included in the basis of consolidation at 30 June 2003.

Currency conversion criteria and exchange rates applied to the accounts

The exchange rates applied for the conversion into euro of accounts expressed in foreign currencies not belonging to the eurozone are given below.

	period ending					
	30 June 2004		30 June 2003		31 December 2003	
	Average rate	Final rate	Average rate	Final rate	Average rate	Final rate
US dollar	1.2277	1.2155	1.1050	1.1427	1.1309	1.2630
Swiss franc	1.5533	1.5242	1.4921	1.5544	1.5208	1.5579
Brazilian real	3.6418	3.7838	3.5693	3.2961	3.4712	3.6627
Uruguayan peso	35.9127	35.9727	30.8109	29.7959	31.1722	36.0649
Chinese renminbi	10.1651	10.0643	9.1447	9.4615	9.3615	10.4576

CONSOLIDATED ACCOUNTS

FINANCIAL STATEMENTS

BALANCE SHEET

(€ thousand)	30 June 2004	30 June 2003	31 December 2003
Assets			
A Capital contributions due from shareholders	–	–	–
B Fixed assets (leased assets are shown separately)			
I Intangible fixed assets	566,972	442,482	571,577
II Tangible fixed assets	158,864	154,156	152,427
III Financial fixed assets	31,918	41,047	41,050
Total fixed assets	757,754	637,685	765,054
C Current assets			
I Inventories	125,713	104,234	106,363
II Receivables	224,741	199,707	229,407
III Financial assets not listed under fixed assets	7,790	1,864	1,910
IV Cash and bank	173,491	55,568	133,583
Total current assets	531,735	361,373	471,263
D Accrued income and deferred charges	11,436	5,981	9,289
Total assets	1,300,925	1,005,039	1,245,606
Liabilities and shareholders' equity			
A Shareholders' equity			
I Share capital	29,040	29,040	29,040
II Share premium reserve	0	0	0
III Revaluation reserve	0	0	0
IV Legal reserve	5,808	5,808	5,808
V Statutory reserves	0	0	0
VI Reserve for own shares in portfolio	29,958	31,000	31,000
VII Other reserves	453,453	400,352	402,541
VIII Profit (loss) carried forward	1,042	0	0
IX Profit (loss) for the period	30,954	27,957	79,822
Total shareholders' equity - Group	550,255	494,157	548,211
Minorities			
Share capital and reserves	–3,254	–3,675	–13,182
Profit (loss) for the period	6,273	7,828	17,850
Total shareholders' equity - minorities	3,019	4,153	4,668
Total shareholders' equity	553,274	498,310	552,879
B Reserve for risks and charges	32,117	27,402	37,749
C Staff severance fund	15,311	13,277	15,628
D Payables	677,682	457,344	618,141
E Accrued liabilities and deferred income	22,541	8,706	21,209
Total liabilities	1,300,925	1,005,039	1,245,606
Memorandum accounts			
1 Guarantees to other companies	44,853	27,880	37,007
2 Pledges to other companies	18,559	11,186	18,514
3 Risks in respect of other companies	38	0	87
Total memorandum accounts	63,450	39,066	55,608

PROFIT AND LOSS ACCOUNT

(€ thousand)	30 June 2004	30 June 2003	31 December 2003
A Value of production			
1 Revenues from sales and services	427,760	397,310	851,991
2 Change in work in progress, semi-finished and finished products	13,787	4,611	2,113
4 Increases in fixed assets for internal work	428	425	845
5 Other revenues and income (contributions to operating account = 0)	13,804	18,433	36,513
Total value of production	**455,779**	**420,779**	**891,462**
B Production costs			
6 Raw materials, supplies, consumables and goods for resale	159,051	143,834	297,801
7 Services	119,709	111,388	228,465
8 Rental and leasing charges	4,048	2,020	5,439
9 Personnel	38,027	34,644	68,458
10 Depreciation and amortisation	26,987	22,457	47,440
11 Change in inventories of raw materials, supplies, consumables and goods for resale	–3,097	–5,115	–4,621
12 Risk provisions	0	1	1,075
13 Other provisions	35	28	0
14 Miscellaneous operating expenses	53,658	56,012	127,334
Total production costs	**398,418**	**365,269**	**771,391**
Difference between value of production and production costs	**57,361**	**55,510**	**120,071**
C Financial income and charges			
15 Income from equity investments	0	71	71
16 Other financial income	20,630	5,685	21,001
17 Interest and financial charges	–24,553	–10,587	–27,311
17 bis Exchange rate gains and losses	14	–538	–828
Total financial income and charges	**–3,909**	**–5,369**	**–7,067**
D Adjustments in value of financial assets			
18 Write-backs	0	0	33
19 Write-downs	–732	–492	–643
Total adjustments to the value of financial assets	**–732**	**–492**	**–610**
E Extraordinary income and charges			
20 Income	4,887	2,769	38,028
21 Charges	–2,550	–1,057	–12,401
Total extraordinary income and charges	**2,337**	**1,712**	**25,627**
Profit before tax	**55,057**	**51,361**	**138,021**
22 Corporate income tax for the period	17,830	15,575	40,349
23 Profit for the period	**37,227**	**35,786**	**97,672**
Net profit attributable to minorities	6,273	7,829	17,850
Net profit	**30,954**	**27,957**	**79,822**

NOTES TO THE ACCOUNTS

ASSETS

Intangible fixed assets

	30 June 2004	30 June 2003	31 December 2003
Start-up and expansion costs	2,393	26	2,665
Industrial patents and intellectual property rights	1,573	1,874	1,749
Concessions, licences, trademarks and similar rights	21,619	10,952	11,160
Consolidation differences	536,477	427,616	552,198
Intangible assets in progress and payments on account	349	8	787
Other	4,561	2,006	3,018
Total	**566,972**	**442,482**	**571,577**

The following changes occurred over the first half of 2004:

	Start-up and expansion costs	Industrial patents and intellectual property rights	Concessions, licences, trade-marks and similar rights	Consolidation differences	Intangible assets in progress and payments on account	Other	Total
Opening value	4,294	5,268	23,518	639,975	787	12,088	685,930
Depreciation reserve	(1,629)	(3,519)	(12,358)	(87,777)		(9,070)	(114,353)
Opening balance	**2,665**	**1,749**	**11,160**	**552,198**	**787**	**3,018**	**571,577**
Change in basis of consolidation		18		1,040		113	1,171
Investments	16	281	11,300		756	571	12,924
Disposals		(2)					(2)
Depreciation	(289)	(477)	(843)	(16,762)		(452)	(18,823)
Reclassification of intangible assets in progress		18			(1,211)	1,306	113
Exchange rate differences and other changes	1	(14)	2	1	17	5	12
Closing balance	**2,393**	**1,573**	**21,619**	**536,477**	**349**	**4,561**	**566,972**
Closing value	4,312	5,514	33,285	641,016	349	13,819	698,295
Depreciation reserve at the end of the period	(1,919)	(3,941)	(11,666)	(104,539)		(9,258)	(131,323)

The change in the basis of consolidation relates to the newly-consolidated companies Qingdao Sella & Mosca Winery Co. Ltd., Société Civile Immobilière du Domaine de la Margue and Coutsicos S.A.; the change in the consolidation difference is due to Coutsicos S.A.
The increase in the "concessions, licences, trademarks and similar rights" item relates to the purchase of the Riccadonna brand for € 11.3 million; this brand is now owned by Barbero 1891 S.p.A.
Other increases relate to the purchase by Italian companies of software and SAP licences, as well as upgrades to the SAP R/3 system and the launch of the SAP R/3 system at Skyy Spirits, LLC in the first half of the year.

The table below shows a breakdown of net brand values and consolidation differences by acquisition at the end of June 2004:

	30 June 2004		30 June 2003		31 December 2003	
	Concessions, licences, trademarks and similar rights	Consolidation difference	Concessions, licences, trademarks and similar rights	Consolidation difference	Concessions, licences, trademarks and similar rights	Consolidation difference
Former Bols brands	1,808	3,136	2,210	6,087	1,941	4,612
Ouzo 12	7,182	8,638	7,665	9,233	7,418	8,936
Cinzano	746	49,751	797	53,162	823	51,457
Brazilian acquisition	–	64,011	–	67,871	–	65,941
Skyy Spirits, LLC	–	219,858	255	232,421	75	226,140
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	16	55,667	26	58,842	24	57,254
Barbero 1891 S.p.A.		134,397	–	–	–	137,859
Riccadonna	11,017	–	–	–	–	–
Other	850	1,017	–	–	880	–
	21,619	**536,477**	**10,952**	**427,616**	**11,160**	**552,198**

Tangible fixed assets

	30 June 2004	30 June 2003	31 December 2003
Land and buildings	78,920	52,526	76,975
Plant and machinery	62,191	38,654	59,993
Industrial and commercial equipment	2,953	6,326	2,137
Other tangible fixed assets	6,026	4,878	4,768
Fixed assets in progress and payments on account	8,774	51,772	8,554
Total	**158,864**	**154,156**	**152,427**

The following changes occurred over the period:

	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other tangible fixed assets	Tangible assets in progress and payments on account	Total
Opening value	118,160	166,089	35,834	19,264	8,554	347,901
Depreciation reserve	(41,185)	(106,096)	(33,697)	(14,496)		(195,474)
Opening balance	**76,975**	**59,993**	**2,137**	**4,768**	**8,554**	**152,427**
Change in basis of consolidation	3,253	703	1,028	1,014	171	6,169
Investments	221	1,678	281	1,089	5,532	8,801
Disposals	52	(324)	(106)	(52)	(101)	(531)
Depreciation	(1,783)	(4,530)	(405)	(889)		(7,607)
Reclassification of tangible assets in progress	10	4,948	72	238	(5,381)	(113)
Exchange rate differences and other changes	192	(277)	(54)	(142)	(1)	(282)
Closing balance	**78,920**	**62,191**	**2,953**	**6,026**	**8,774**	**158,864**
Closing value	122,580	169,985	37,091	21,331	8,774	359,761
Depreciation reserve at the end of the period	(43,660)	(107,794)	(34,138)	(15,305)	0	(200,897)

The inclusion of newly-consolidated companies in the basis of consolidation added € 6.2 million to the tangible fixed assets figure, of which € 4.5 million related to Société Civile Immobilière du Domaine de la Margue, € 1.0 million to Qingdao Sella & Mosca Winery Co. Ltd. and € 0.7 million to Coutsicos S.A.

Investments during the first half totalled € 8.8 million, of which € 4.4 million related to Campari-Crodo S.p.A. and € 1.7 million to Sella & Mosca S.p.A..
Specifically, investments at the plant in Novi Ligure totalled € 3.7 million and chiefly relate to plant and machinery, while Sella & Mosca S.p.A. invested in vineyard and wine-making equipment.

The property lease contract for the production facility in Novi Ligure by Campari-Crodo S.p.A. generated € 27.4 million for the company and led to a corresponding increase in assets at consolidated level as the operation was classified as a finance lease.
The operation had no effect on the company's finances, except for the adjustments resulting from this classification; sales and repurchase changes of equal amounts therefore offset each other in the table above.

At 30 June 2004, leased assets reclassified using this method totalled € 27.6 million, almost all of which related to the Novi Ligure production facility.
The corresponding outstanding debt on the same date was € 26.4 million, and is included under the "payables to banks" item.
At the end of the first half, write-downs of tangible fixed assets totalled € 9.3 million, excluding the related depreciation, and break down as follows:

	Land and buildings	Plant and machinery	Other tangible assets	Total
Law 576 of 2 December 1975	78	250		328
Law 72 of 19 March 1983	710	2,276	98	3,084
Law 413 of 30 December 1991	5,898			5,898
Total	**6,686**	**2,526**	**98**	**9,310**

Financial fixed assets

	30 June 2004	30 June 2003	31 December 2003
Equity investments			
– subsidiaries		7,081	7,026
– affiliated companies	(148)	349	584
– other companies	217	168	212
Receivables from other companies			
due within 12 months	258	256	554
due after 12 months	1,633	1,966	1,447
Other securities			
due within 12 months			227
due after 12 months		227	
Own shares	29,958	31,000	31,000
Total	31,918	41,047	41,050

The following changes occurred over the period:

	Subsidiaries	Affiliates	Other companies	Receivables due within 12 months	Receivables due after 12 months	Other securities	Own shares
Balance at 31 December 2003	**7,026**	**584**	**212**	**554**	**1,447**	**227**	**31,000**
Change in basis of consolidation	(7,026)						
Increases			5		186		4,606
Write-backs / write-downs		(732)					
Disposals				(296)		(227)	(5,648)
Balance at 30 June 2004		**(148)**	**217**	**258**	**1,633**	**0**	**29,958**
Breakdown at 30 June 2004							
MCS S.c.a.r.l.		311					
International Marques V.o.f.		57					
Longhi & Associati S.r.l.		152					
Fior Brands Ltd.		(157)					
Summa S.L.		(511)					
Other shareholdings < 10%			217				
Loanto S.I.A.M. Monticchio S.p.A.				258			
Pre-payment of taxes for staff severance fund					538		
Own shares							29,958
Other items					1,095		
Total		**(148)**	**217**	**258**	**1,633**	**0**	**29,958**

Qingdao Sella & Mosca Winery Co. Ltd. and Société Civile Immobilière du Domaine de La Margue were consolidated from 1 January 2004; these two subsidiaries of Sella & Mosca S.p.A. are therefore no longer included under investments in subsidiaries at 30 June 2004.

Compared to 31 December 2003, changes in equity investments in affiliates were due to the proportion of net profit attributable to the Group.

"Other securities" fell as a result of the redemption of bonds of Idreg Piemonte S.p.A. held by Campari-Crodo S.p.A.

Own shares (€ 30.0 million) relate to 940,941 ordinary shares, corresponding to 3.2% of the share capital, with a total nominal value of € 0.9 million.
These were purchased for the purposes of the Company's stock option scheme.
The Company paid outgoing senior managers and directors who benefited from the plan approved in 2001, and also bought shares to service the plan. Changes over the period break down as follows:

	Number of shares	Value
Balance at 31 December 2003	**1,000,000**	**31,000**
Increases	123,133	4,606
Decreases	(182,192)	(5,648)
Balance at 30 June 2004	**940,941**	**29,958**

CURRENT ASSETS

Inventories

	30 June 2004	30 June 2003	31 December 2003
Raw materials, supplies and consumables	37,089	29,694	33,349
Work in progress and semi-finished products	25,578	20,074	21,998
Finished products and goods for resale	62,761	54,466	50,704
Payments on account	285	0	312
Total	125,713	104,234	106,363

In the accounts of some Italian and foreign companies, inventories have been valued using the LIFO method. The increase due to the use of the average cost method in the consolidated accounts is € 0.1 million.
The figures above do not include the inventory write-down reserve, which at 30 June 2004 totalled € 1.0 million, in line with the figure at 31 December 2003.
At 30 June 2004, the final inventories of newly-consolidated companies totalled € 2.2 million.
Exchange rate differences had a total negative impact of € 0.4 million.

Receivables

	30 June 2004	30 June 2003	31 December 2003
From customers	174,998	160,574	171,840
From affiliated companies	7,597	5,716	9,690
From parent companies	0	0	6
Tax credits	10,645	6,004	9,893
Pre-paid tax	15,102	11,388	15,792
From others	16,399	16,025	22,186
Total	224,741	199,707	229,407

Receivables from customers

Receivables from customers increased largely as a result of changes in the Group's levels of activity and the seasonal nature of the business, and do not include the inventory write-down reserve of € 4.6 million, which breaks down as follows:

Balance at 31 December 2003	**5,604**
Amounts used	(1,273)
Provisions	523
Other changes	(272)
Balance at 30 June 2004	4,582

Receivables from affiliated companies

Receivables from affiliated companies include trade receivables of Group companies in respect of affiliates, as well as a GBP 1.0 million loan granted by Campari Finance Teoranta to Fior Brands Ltd. under market conditions, at an interest rate tied to the GBP Libor.

Deferred tax

Deferred tax credits relate to the recording by Group companies of taxed reserves including provisions for stock write-downs, provisions for bad debts and risks, and costs that are partially deductible on a deferred basis, such as entertainment or maintenance expenses that are deductible because of certain tax measures in force.
They also include past losses carried forward, for which there is reasonable certainty that enough taxable revenues will be generated in future to absorb these losses.

	30 June 2004	30 June 2003	31 December 2003
Deferred tax credits on:			
– taxed reserves	6,507	8,479	8,138
– costs partially deductible on a deferred basis	4,343	959	5,131
– tax deductible costs (non-deferrable)	930	36	72
– past losses	3,322	1,914	2,451
Total deferred tax credits	**15,102**	**11,388**	**15,792**

Other receivables

At 30 June 2004, receivables from others broke down as follows:

	30 June 2004	30 June 2003	31 December 2003
Pre-payments and other receivables from suppliers	6,438	9,265	8,215
Receivables from other customers	2,714	2,309	3,491
Due from agents and distribution centres	93	1,660	2,531
Other	2,986	1,565	3,625
Other receivables due within the year	**12,231**	**14,799**	**17,862**
Due from agents and distribution centres	490	512	637
Other	3,678	714	3,687
Other receivables due after the year	**4,168**	**1,226**	**4,324**
Total other receivables	**16,399**	**16,025**	**22,186**

Financial assets not listed under fixed assets or cash and cash equivalents

	30 June 2004	30 June 2003	31 December 2003
Other securities	**7,790**	**1,864**	**1,910**
Bank and post office deposits	173,400	55,494	133,535
Cheques, cash and liquid assets	91	74	48
Cash and cash equivalents	**173,491**	**55,568**	**133,583**
Total	**181,281**	**57,432**	**135,493**

Liquid funds and consolidated net debt

Net debt totalled € 303.0 million and breaks down as follows:

	30 June 2004	30 June 2003	31 December 2003
Cash and cash equivalents	173,491	55,568	133,583
Bonds	(257,954)	0	(257,954)
Due to banks - within 12 months	(52,902)	(122,401)	(30,112)
Due to banks - after 12 months	(27,417)	(14,691)	(3,863)
Due to other financial institutions - after 12 months	(141,485)	(150,406)	(136,226)
Accrued interest on bondsand private placements	(4,517)	(2,874)	(4,423)
Total (excluding securities)	**(310,784)**	**(234,804)**	**(298,995)**
Other securities	7,790	1,864	1,910
Net debt	**(302,994)**	**(232,940)**	**(297,085)**

Please see the report on operations for comments on the change in the Group's debt over the period and its breakdown.

Accrued income and deferred charges

	30 June 2004	30 June 2003	31 December 2003
Accrued income			
– interest receivable	7	14	38
– interest on derivatives	8,019	1,532	7,747
– other accrued income	56	262	
Total accrued income	**8,082**	**1,808**	**7,785**
Deferred charges			
– insurance premiums	746	373	400
– rental payments	6	2	59
– other deferred charges	2,602	3,798	1,045
Total deferred charges	**3,354**	**4,173**	**1,504**
Total	**11,436**	**5,981**	**9,289**

LIABILITIES

Shareholders' equity

Changes to consolidated shareholders' equity

	Balance at 31 December 2003	Dividends	Transfers	Exchange rate differences and other changes	Profit for the period	Balance at 30 June 2004
Share capital	29,040					29,040
Share premium reserve	0					0
Legal reserve	5,808					5,808
Reserve for own shares	31,000			(1,042)		29,958
Other reserves	0					0
Extraordinary reserve	247,402	(4,180)				243,222
Suspended tax reserve	3,041					3,041
Merger surplus	5,687					5,687
Consolidation reserve	139,188		59,327			198,515
Reserve for conversion of results in foreign currency	7,223			(4,235)		2,988
Profit (loss) carried forward				1,042		1,042
Profit (loss) for the period	79,822	(20,495)	(59,327)		30,954	30,954
Total Group shareholders' equity	**548,211**	**(24,675)**		**(4,235)**	**30,954**	**550,255**
Minorities' share capital and reserves	(13,182)		17,850	(7,922)		(3,254)
Minorities' profit (loss)	17,850		(17,850)		6,273	6,273
Total minority shareholders' equity	**4,668**			**(7,922)**	**6,273**	**3,019**
Total shareholders' equity	**552,879**	**(24,675)**		**(12,157)**	**37,227**	**553,274**

The Parent Company shareholders' meeting approved dividends of € 20.5 million, and also voted to distribute € 4.2 million of the extraordinary reserve, making a total dividend pay-out of € 24.7 million.
At 30 June 2004, the share capital consisted of 29,040,000 ordinary shares with a nominal value of € 1 each.
The change in the reserve for the conversion of accounts in foreign currency was due to exchange rate differences on the opening shareholders' equity of subsidiaries, mainly resulting from fluctuations in the Brazilian real and the US dollar, as well as the changes resulting from the different exchange rate used to convert the balance sheet and profit and loss account for the period.

The reserve for own shares fell for the reasons outlined in the section on financial fixed assets: € 5.6 million was used to pay out part of a stock option plan for outgoing senior managers and directors, and the company bought shares totalling a further € 4.6 million to allocate to the reserve.

Shareholders' equity and profit of Parent Company Davide Campari-Milano S.p.A.

	30 June 2004		31 December 2003	
	Shareholders'	Profit for the period	Shareholders' equity	Profit for the period
Parent Company balance sheet	**433,426**	**113,212**	**344,890**	**20,975**
Difference between book value of consolidated subsidiaries and corresponding shareholders' equity	141,221	47,738	225,388	118,835
Elimination of dividends distributed by consolidated companies		(127,669)		(61,161)
Elimination of intercompany profits excluding tax effect	(12,733)	(1,092)	(11,641)	10,653
Alignment of accounting policies	(8,159)	(1,235)	(6,926)	(5,980)
Other	(3,500)	0	(3,500)	(3,500)
Consolidated balance sheet	**550,255**	**30,954**	**548,211**	**79,822**

Minorities' share capital

Relative to 30 June 2003 and 31 December 2003, minority interests changed solely owing to the consolidation of Qingdao Sella & Mosca Winery Co. Ltd. Minority interests are outlined below:

% owned by minorities	30 June 2004	30 June 2003	31 December 2003
O-Dodeca B.V.	25.00%	25.00%	25.00%
Skyy Spirits, LLC	41.10%	41.10%	41.10%
Qingdao Sella & Mosca Winery Co. Ltd.	6.33%		

The changes in minorities' share capital compared to 31 December 2003 can be summarised as follows:

	Balance at 31 December 2003	Change in basis of consolidation	Dividends (*)	Transfers	Exchange rate differences and other changes	Profit for the period	Balance at 30 June 2004
Minorities' share capital and reserves	(13,182)	120	(8,050)	17,850	8		(3,254)
Minorities' profit (loss)	17,850			(17,850)		6,273	6,273
Total minority shareholders' equity	**4,668**	**120**	**(8,050)**	**0**	**8**	**6,273**	**3,019**

(*) *includes advances on dividends paid in respect of 2004 profit*

Reserve for risks and charges

	30 June 2004	30 June 2003	31 December 2003
Pension provisions and similar obligations	4,322	2,563	3,574
Tax provisions			
– tax provisions	2,132	2,314	2,018
– deferred tax provisions	13,143	9,573	15,979
Other provisions:			
– industrial restructuring charges	5,906	9,821	6,485
– risks in respect of agents	1,151	1,538	1,151
– other	5,463	1,593	8,542
Total other provisions	12,520	12,952	16,178
Total reserves for risks and charges	**32,117**	**27,402**	**37,749**

Industrial restructuring provisions, earmarked by the Parent Company and Campari-Crodo S.p.A. in 2002 as part of the plan to overhaul the Group's production sites and transfer some operations to the new facility in Novi Ligure, were used over the period to cover personnel costs and the costs of transferring equipment (€ 0.6 million).

Other reserves fell as a result of the reclassification of € 2.7 million earmarked in 2003 to cover the costs of recruiting and replacing managers.
Following shareholder approval, this amount is now classified under payables.

Deferred tax provisions are those made in relation to tax entries present in the accounts of individual Group companies, and mainly refer to pre-paid depreciation and capital gains received in instalments, and the net balance of deferred and pre-paid taxes relating to consolidation entries.
The amount under this item comprises the following:

	30 giugno 2004	31 dicembre 2003
Pre-paid depreciation	2,629	3,516
Capital gains subject to deferred taxation	1,580	1,557
Reserves subject to taxation in the event of dividend payments	8,331	8,331
Other (including consolidation entries)	603	2,575
Total	**13,143**	**15,979**

Staff severance fund

The change to the staff severance fund compared to 31 December 2003 is shown below.

Balance at 31 December 2003	**15,628**
Provision for the period	1,147
Amounts used during the period and advances	(1,464)
Balance at 30 June 2004	**15,311**

Payables

	30 June 2004	30 June 2003	31 December 2003
Bonds – due after 12 months	257,954	0	257,954
Payables to banks – due within 12 months	52,902	122,401	30,112
Payables to banks – due after 12 months	27,417	14,691	3,863
Payables to other financial institutions – due within 12 months	0	0	1
Payables to other financial institutions – due after 12 months	141,485	150,406	136,225
Payments on account – due within 12 months	307	359	232
Payables to suppliers – due within 12 months	147,714	115,799	130,465
Payables to affiliated companies – due within 12 months	2,580	1,186	2,601
Payables to tax authorities – due within 12 months	21,766	27,734	32,923
Payables to social security and pension organisations – due within 12 months	3,967	3,362	4,437
Other payables – due within 12 months	21,590	21,406	19,328
Total	**677,682**	**457,344**	**618,141**

Payables to banks and other financial institutions

The breakdown and maturity of payables to banks and other financial institutions at 30 June 2004 is shown below:

	30 June 2004				31 December 2003
	due within 12 months	due after 12 months	of which after 5 years	Total	Total
Payables to banks					
– bank debt	49,754	4,199	837	53,953	33,975
– San Paolo Leasint S.p.A. for leasing of real estate	3,148	23,218	11,268	26,66	
Total payables to banks	**52,902**	**27,417**	**12,105**	**80,319**	**33,975**
Payables to other financial institutions					
Payables to bondholders			**257,954**	**257,954**	**257,954**
– private placement	–	139,860	112,986	139,860	134,600
– other loans	–	1,625	1,043	1,625	1,626
Payables to other financial institutions	–	**141,485**	**114,028**	**141,485**	**394,180**

Short-term bank debt consists primarily of credit lines taken out by the Parent Company and, to a lesser extent, by subsidiaries.
More specifically, Zedda Piras S.p.A. and Sella & Mosca S.p.A. have existing loans with a residual balance totalling € 4.4 million as of 30 June 2004.
These are secured by mortgages on land and buildings and by liens on machinery and plant.

Payables to other financial institutions relate almost entirely to the private placement issued by Redfire, Inc., and showed an increase compared with 31 December 2003 due to the conversion of the debt from US dollars to euro at the exchange rate at 30 June.

The amount payable to San Paolo Leasint S.p.A. relates to the capital part of the instalments falling due during the period by Campari-Crodo S.p.A. on the lease on the Novi Ligure building complex, with an expiry date of 16 February 2012, accounted for using the financing method.

The remaining instalments falling due for each year are shown below:

Year	Amount
2004	1,474
2005	2,889
2006	2,968
2007	3,049
2008	3,132
2009	3,193
After 2009	9,661
Total	26,366

Payables to other financial institutions relate to a loan granted to Campari-Crodo S.p.A. by the industry ministry, to be repaid in ten annual instalments commencing 15 February 2006.

Payables due to tax authorities

Payables due to tax authorities within 12 months relate to taxes payable by Group companies in their respective countries and consist of:

	30 June 2004	30 June 2003	31 December 2003
Corporate income tax	4,095	5,168	14,186
Value added tax	2,135	4,266	4,404
Tax on alcohol production	14,045	14,397	9,708
Withholding and other taxes	1,491	3,903	4,625
Total	21,766	27,734	32,923

Corporate income tax payable is shown net of advance payments and taxes withheld at source.

Withholding and other taxes include a payment by Campari-Crodo S.p.A. of € 2.4 million in respect of the final portion of the withholding taxes generated by the sale of shareholdings by Cinzano Investimenti e Partecipazioni S.p.A., now merged into Campari-Crodo S.p.A.

Other payables

The amount under this item comprises the following:

	30 June 2004	30 June 2003	31 December 2003
Deposits on packaging	2,973	6,746	4,234
Payroll	9,687	7,373	8,818
Commissions payable	716	1,358	1,706
Advances from customers	251	299	116
Other	7,963	5,630	4,454
Total	21,590	21,406	19,328

The item "other payables" increased due to the reclassification of € 2.7 million (already mentioned in the paragraph on "reserve for risks and charges"), to cover the costs incurred by the Parent Company to recruit and replace managers.

Deferred income and accrued charges

	30 June 2004	30 June 2003	31 December 2003
Accrued charges:			
– Interest on bond issue and private placement	9,293	4,406	8,927
– cross currency swap on bond issue	3,243		3,243
– other interest payable	231	96	92
– other accrued charges	565	3,245	441
Total accrued charges	**13,332**	**7,747**	**12,703**
Deferred income:			
– deferred income for plant expenses	2,355	828	1,066
– deferred income on real estate capital gains	6,176		6,588
– other deferred income	678	131	852
Total deferred income	**9,209**	**959**	**8,506**
Total deferred income and accrued charges	**22,541**	**8,706**	**21,209**

Memorandum accounts

	30 June 2004	30 June 2003	31 December 2003
Guarantees to third parties			
– customs offices for excise duty	32,449	21,970	29,899
– VAT credits and EU transits	0	69	69
– competition prizes	1,879	1,260	1,075
– multi-year contracts	0	130	0
– Campari-Crodo S.p.A. sureties for investments in Novi Ligure	0	2,343	2,343
– other	10,524	2,108	3,621
Total guarantees to third parties	**44,853**	**27,880**	**37,007**
Pledges to other companies			
– multi-year sponsorship pledges	4,229	2,497	2,771
– for deferred performance contracts	0	8,689	0
– other	14,330	0	15,743
Total pledges to other companies	**18,559**	**11,186**	**18,514**
Risks to other companies	38		87
Total memorandum accounts	**63,450**	**39,066**	**55,608**

The increase in other guarantees was due to a guarantee issued by the Parent Company in favour of Redfire, Inc., for a credit line of US$ 7.0 million.

Multi-year sponsorship pledges related to the agreements signed by Campari-Crodo S.p.A. to sponsor the World Motorcycle Grand Prix and for MTV sponsorship.

Other pledges referred to that by the Parent Company to Core One S.r.l. regarding the leasing of the office in Via Filippo Turati in Milan between 2004 and 2009, as this contract does not include a right of rescission.

PROFIT AND LOSS ACCOUNT

Value of production

A reconciliation between the net sales covered in the report on operations and revenues from sales and services is shown below:

	30 June 2004	30 June 2003	31 December 2003
Sales of core production net of excise duties	367,377	332,681	714,148
Excise duties	59,999	58,486	122,336
Sales of wines and musts for production	1,151	6,144	16,482
Production for third parties (classified under item A5)	(1,592)	(612)	(2,901)
Other revenues	825	611	1,926
Total	**427,760**	**397,310**	**851,991**

The sharp drop in revenue from the sale of wines and musts for production is due to the start-up of production of Cinzano wines at the Novi Ligure plant, a process previously undertaken by third parties.

The item "other revenues" essentially includes gifts, contributions to year-end bonuses and reimbursed transport expenses.

Please see the report on operations for more detail on the sales performance, broken down by product and geographical area.

Other income

This item comprises:

	30 June 2004	30 June 2003	31 December 2003
Advertising revenue received	7,020	9,210	15,913
Contributions to year-end bonuses receivable	805	360	691
Production services for third parties	770	582	4,047
Royalties	317	2,488	4,950
Real estate revenue	91	320	431
Miscellaneous sales	2,860	1,904	3,753
Capital grants	81	86	172
Capital gains on asset disposals	201	93	480
Other income	1,659	3,390	6,076
Total	**13,804**	**18,433**	**36,513**

Royalties received from third parties for use of the Group's brands declined sharply, since in 2003 Skyy Spirits, LLC benefited from a guaranteed minimum royalty from SABMiller on sales of SKYY Blue.
The item "other income" mainly includes windfall gains and was down in the first half of this year, since last year Campari-Crodo S.p.A. received a penalty payment from Diageo Operations S.p.A. in respect of the Smirnoff Ice production account.

Production costs

Production costs are broken down as follows:

	30 June 2004	30 June 2003	31 December 2003
Raw materials, supplies, consumables and goods for resale	159,051	143,834	297,801
Services	119,709	111,388	228,465
Use of third-party assets	4,048	2,020	5,439
Personnel	38,027	34,644	68,458
Depreciation, amortisation and write-downs:			
- amortisation of intangible fixed assets	18,823	15,217	31,565
- depreciation of tangible fixed assets	7,607	6,749	15,419
- write-downs of receivables due within 12 months and cash and cash equivalents	557	491	456
Changes in inventories of raw materials, supplies, consumables and goods for re-sale	(3,097)	(5,115)	(4,621)
Risk provisions	0	1	1,075
Other provisions	35	28	0
Other operating expenses	53,658	56,012	127,334
Total	**398,418**	**365,269**	**771,391**

In contrast to the figures for the first half of 2003, costs for the use of third-party assets include rental payments on the building at Via Filippo Turati, Milan from July 2003 after the sale of the building, which was previously leased by the Parent Company.

Services costs

Services costs comprise:

	30 June 2004	30 June 2003	31 December 2003
Advertising and promotional costs	71,426	74,773	146,795
Travel	12,070	9,547	21,667
Commission	10,031	7,839	15,421
Other services costs	26,182	19,229	44,582
Total	**119,709**	**111,388**	**228,465**

Personnel costs

Personnel costs include:

	30 June 2004	30 June 2003	31 December 2003
Wages and salaries	29,041	24,886	50,731
Social security contributions	6,573	6,016	12,422
Staff severance fund	1,147	780	1,693
Pension provisions and similar	97	105	193
Other personnel costs	1,169	2,857	3,419
Total	**38,027**	**34,644**	**68,458**

Depreciation, amortisation and write-downs

The rates, breakdown and changes in depreciation, amortisation and write-downs have already been discussed. The table below details amortisation of trademarks and consolidation differences by brand.

	30 June 2004	30 June 2003	31 December 2003
Former Bols brands	1,659	1,693	3,438
Cinzano	1,731	1,731	3,411
Ouzo 12	545	545	1,088
Brazilian acquisition	1,930	1,930	3,860
Skyy Spirits, LLC	6,359	6,526	12,908
Zedda Piras S.p.A. and Sella & Mosca S.p.A.	1,589	1,448	3,175
Barbero 1891 S.p.A.	3,461	0	577
Riccadonna	283	–	–
Other	48	–	–
Total	**17,605**	**13,873**	**28,458**

Other operating expenses

These comprise:

	30 June 2004	30 June 2003	31 December 2003
Excise duties and other taxes on alcohol	50,185	52,593	121,491
Capital gains on fixed asset sales	264	109	487
Indirect taxes and duties	714	762	1,269
Other charges	2,495	2,548	4,087
Total	**53,658**	**56,012**	**127,334**

Financial income and charges

	30 June 2004	30 June 2003	31 December 2003
Income from equity investments			
– in other companies	0	71	71
Other financial income			
from receivables listed under fixed assets	0	4	18
Other financial income			
from securities listed under current assets	6,543	300	1,536
Other income:			
– from affiliated companies	34	34	68
– from other companies	14,053	5,347	19,379
Interest and financial charges from other companies	(24,553)	(10,587)	(27,311)
Exchange rate gains and losses	14	(538)	(828)
Total	**(3,909)**	**(5,369)**	**(7,067)**

The Parent Company made short-term investments in the period generating income of € 9.6 million, of which € 6.1 million was recorded under income from securities.

It also incurred charges of € 9.5 million.

Financial charges relating to bonds and the private placement, together with financial charges and income in respect of the associated derivatives as of 30 June 2004, are shown below:

	30 June 2004				30 June 2003
	Parent Company €	Redfire, Inc. US$	€	Total €	Redfire, Inc. €
Financial charges to bondholders	(5,599)	(5,394)	(4,394)	(9,992)	(4,851)
Financial charges relating to the swap	(3,529)	0	0	(3,529)	0
Financial income from the swap	5,599	3,706	3,019	8,618	1,676
Net total	**(3,529)**	**(1,688)**	**(1,375)**	**(4,904)**	**(3,175)**

The figures for 30 June 2003 in the table refer solely to Redfire, Inc., since the bond relating to Davide Campari-Milano S.p.A. was not issued until July 2003.
With respect to Redfire, Inc., the switch from fixed to variable rate for the US$ 100 million tranche took place in the second half of 2003, and so interest charges in the first half of 2003 were higher than in the same period of 2004.

Adjustments to the value of financial assets

	30 June 2004	30 June 2003	31 December 2003
Write-backs of equity investments	0	0	33
Write-downs of equity investments	(732)	(492)	(643)
Total	**(732)**	**(492)**	**(610)**

Adjustments in the value of financial assets at 30 June 2004 were due solely to changes deriving from comparing values of equity investments in affiliated companies with the corresponding shareholders' equity.
The figures for the two periods under comparison also include the results of Qingdao Sella & Mosca Winery Co Ltd and Société Civile Immobilière du Domaine de la Margue, consolidated on a line-by-line basis from 1 January 2004.

Extraordinary income and charges

	30 June 2004	30 June 2003	31 December 2003
Capital gains on disposals	430	448	34.447
Miscellaneous income	4,457	2,321	3,581
Capital losses on disposals	6	(13)	(5)
Miscellaneous charges	(2,469)	(989)	(12,213)
Taxes relating to previous financial years	(87)	(55)	(183)
Total	2,337	1,712	25,627

Corporate income tax for the period

	30 June 2004	30 June 2003	31 December 2003
Profit before tax	55,057	51,361	138,021
Corporate income tax for the period			
– current	16,652	17,343	37,169
– deferred	1,178	(1,767)	3,180
Total corporate income tax	**17,830**	**15,576**	**40,349**

OTHER INFORMATION

Results by business area

Please see the report on operations for the results by business area and related comments.

Headcount

The average number of employees working for the companies included in the basis of consolidation is as follows:

	30 June 2004	30 June 2003	31 December 2003
Category			
Managers	76	64	62
Clerical	831	761	773
Manual	618	545	555
Total	**1,524**	**1,370**	**1,390**
By region			
Italy	862	726	747
Abroad	663	644	643
Total	**1,524**	**1,370**	**1,390**

List of equity investments

pursuant to article 126 of Consob resolution 11971 of 14 May 1999 and subsequent amendments

Parent Company

Name, location, activity	Share capital at 30 June 2004 currency	Amount
Davide Campari-Milano S.p.A. - Milan Holding company and manufacturer	€	29,040,000

Fully consolidated companies

Name, location, activity	Share capital at 30 June 2004 Cur-rency	amount	% owned by the Parent Company direct	indirect	direct shareholder
Italy					
Barbero 1891 S.p.A. Manufacturing and trading company - Canale	€	22,350,000	100.00		
Campari Italia S.p.A. Trading company - Milan	€	1,220, 076		100.00	Campari-Crodo S.p.A.
Campari-Crodo S.p.A. Holding company and manufacturer - Milan	€	61,000,000	100.00		
S.A.M.O. S.p.A. Trading company - Milan	€	104,000		100.00	Campari-Crodo S.p.A.
Sella & Mosca S.p.A. Manufacturing and trading company - Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Zedda Piras S.p.A. Manufacturing and trading company - Cagliari (production facilities in Alghero)	€	3,276,000		100.00	Campari-Crodo S.p.A.
Europe					
Campari Deutschland GmbH Trading company - Munich	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Teoranta Financing company - Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France S.A. Manufacturing company - Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M. Trading company - Monaco	€	100,000,000		100.00	DI.CI.E.Holding B.V.
Campari Schweiz A.G. Trading company - Zug	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Coutsicos S.A. Manufacturing company - Piraeus	€	1,438,150		75.00	N. Kaloyannis Bros. A.E.B.E.
DI.CI.E. Holding B.V. Holding company - Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V. Holding company - Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N, Kaloyannis Bros. A.E.B.E. Trading company - Argiropoulis, Attika	€	325,500		75.00	O-Dodeca B.V.
O-Dodeca B.V. Holding company - Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA Services company - Funchal	€	5,000	100.00		
Société Civile Immobilière du Domaine de la Margue Manufacturing and trading company Saint Gilles (France)	€	4,793,184		100.00	Sella & Mosca S.p.A.

Fully consolidated companies (continued)

Name, location, activity	Share capital at 30 June 2004 Currency	amount	% owned by the Parent Company direct	indirect	direct shareholder
Americas					
Campari do Brasil Ltda. Manufacturing and trading company Barueri	BRL	243,202,100	100.00		
Gregson's S.A. Trademark holder - Montevideo	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc. Holding company - Wilmington, Delaware	US$	115,450,000	100.00		
Skyy Spirits, LLC Trading company - Wilmington, Delaware (head office in San Francisco)	US$	15,348,729		58.90	Redfire, Inc.
Other					
Qingdao Sella & Mosca Winery Co. Ltd. *Manufacturing and trading company* Qingdao (China)	US$	3,000,000		93.67	Sella & Mosca S.p.A.

Other holdings

Name, location, activity	Share capital at 30 June 2004 Currency	amount	% owned by the Parent Company direct	Indirect	direct shareholder	book value € thousand	Valuation method
Affiliated companies							
Fior Brands Ltd. Trading company - Stirling	GBP	100		50.00	DI.CI.E. Holding B.V.	–157	equity
International Marques V.o.f. Trading company - Harleem	€	210,000		33.33	DI.CI.E. Holding B.V.	57	equity
Longhi & Associati S.r.l. Services company - Milan	€	10,400		40.00	Lacedaemon Holding B.V.	152	equity
M.C.S. S.c.a.r.l. Trading company - Brussels	€	464,808		33.33	DI.CI.E. Holding B.V.	311	equity
SUMMA S.L. Trading company - Madrid	€	342,000		30.00	DI.CI.E. Holding B.V.	–511	equity

FINANCIAL STATEMENTS FOR THE PARENT COMPANY DAVIDE CAMPARI-MILANO S.P.A.

FINANCIAL STATEMENTS

BALANCE SHEET

€ thousand	30 June 2004	30 June 2003	31 December 2003
Balance sheet - assets			
A) Capital contributions due from shareholders	0	0	0
B) Fixed assets (leased assets are shown separately)			
I. Intangible fixed assets	3,072	1,860	3,057
II. Tangible fixed assets	11,480	13,540	12,106
III. Financial fixed assets	859,418	470,823	912,239
Total fixed assets	873,970	486,223	927,402
C) Current assets			
I. Inventories	7,320	11,010	7,593
II. Receivables	50,415	76,087	44,260
III. Financial investments not listed under fixed assets	0	0	0
IV. Cash and cash equivalents	58,794	230	22,423
Total current assets	116,529	87,327	74,276
D) Accrued income and deferred charges	5,717	3,198	5,029
Total assets	996,216	576,748	1,006,707
Balance sheet – liabilities			
A) *Shareholders' equity*			
I. Share capital	29,040	29,040	29,040
II. Share premium reserve	0	0	0
III. Revaluation reserve	0	0	0
IV. Legal reserve	5,808	5,808	5,808
V. Statutory reserves	0	0	0
VI. Reserve for own shares	29,958	31,000	31,000
VII. Other reserves	254,366	258,067	258,066
– extraordinary reserve	243,222	247,403	247,402
– reserve for transfer of equity interests pursuant to legislative decree 544/92	3,041	3,041	3,041
– Merger surplus	5,687	5,687	5,687
– Pre-paid depreciation reserve	1,883	1,931	1,931
– Pre-paid depreciation reserve (taxed)	533	5	5
VII. Profit (loss) carried forward	1,042	0	0
IX. Profit (loss) for the year	113,212	4,156	20,975
Total shareholders' equity	433,426	328,071	344,889
B) Reserve for risks and charges	4,912	6,165	8,238
C) Staff severance fund	4,971	5,534	5,483
D) Payables	538,115	236,552	632,999
E) Accrued liabilities and deferred income	14,792	426	15,098
Total liabilities	996,216	576,748	1,006,707
Memorandum accounts			
2) Total pledges given to third parties	189,323	167,438	175,805
Total memorandum accounts	189,323	167,438	175,805

PROFIT AND LOSS ACCOUNT

€ thousand	30 June 2004	30 June 2003	31 December 2003
A) Value of production			
1) Revenues from sales and services	37,301	40,389	81,063
2) Change in inventories of work in progress, semi-finished and finished products	908	1,952	198
5) Other income	9,626	10,635	21,441
Total value of production	**47,835**	**52,976**	**102,702**
Production costs			
6) Raw materials, supplies and consumables	26,790	30,333	55,760
7) Services	6,447	6,169	13,000
8) Use of third party assets	2,001	2,037	3,845
9) Personnel costs	7,755	7,715	15,580
10) Depreciation, amortisation and write-downs	1,363	1,874	4,033
11) Changes in inventories of raw materials, supplies and consumables	1,181	–876	788
12) Risk provisions	0	0	70
14) Miscellaneous operating expenses	407	360	756
Total production costs	**45,944**	**47,612**	**93,832**
Difference between value of production and production costs (A – B)	**1,891**	**5,364**	**8,870**
C) Financial income and charges			
15) Income from equity investments	113,799	1,282	1,283
16) Other financial income	16,342	762	10,594
17) Interest and financial charges	22,306	3,066	13,700
17 bis) Exchange rate gains and losses	13	10	–11
Total financial income and charges (15 + 16 –17 +/– 17 bis)	**107,848**	**–1,012**	**–1,834**
D) Adjustments in the value of financial assets			
Total adjustments in the value of financial assets (18 – 19)	**0**	**0**	**0**
E) Extraordinary income and charges			
20) Extraordinary income	1,947	744	25,717
21) Extraordinary charges	125	65	3,580
Total extraordinary items (20 – 21)	**1,822**	**679**	**22,137**
Profit before tax (A – B +/– C +/– D +/– E)	**111,561**	**5,031**	**29,173**
Corporate income tax	–1,651	875	8,198
Net profit	**113,212**	**4,156**	**20,975**

NOTES TO THE ACCOUNTS

ASSETS

Intangible fixed assets

	30 June 2004	30 June 2003	31 December 2003
Intangible fixed assets	3,072	1,860	3,057

Total change in intangible fixed assets

Description	Value 31 December 2003	Increases financial year	Decreases financial year	Depreciation and amortisation financial year	Value 30 June 2004
Start-up and expansion costs	0	4			4
Software licences	240	145		87	298
Assets in progress and payments on account	305	155	214		246
Other intangible fixed assets	2,512	328		316	2,524
Total	**3,057**	**632**	**214**	**403**	**3,072**

The most significant part of this item relates to the company's investment in SAP R/3 software applications.

Software licences include purchases of updates to e-mail software to the value of € 49,000; SAP licences for € 30,000 and miscellaneous expenditure of € 66,000.

The item "other intangible fixed assets" includes costs of € 125,000 for the development of new packaging and costs of € 178,000 for upgrading the leased premises at Via Filippo Turati in Milan.

Revaluations of intangible fixed assets

No financial or exceptional revaluations were made pursuant to the valuation criteria set out in article 2423 *bis,* paragraph 2, of the Italian Civil Code.

Tangible assets in progress and payments on account

The item "assets in progress" includes software costs for the ongoing development and upgrading of the company's IT system, together with work on upgrading security at the building in Via Filippo Turati, Milan.

	30 June 2004	30 June 2003	31 December 2003
Tangible assets in progress and payments on account	246	8	305

Accumulated depreciation, amortisation, write-downs and write-backs

The historical cost of assets at the beginning of the year is shown below:

Description	Historical cost	Depreciation reserve	Write-backs	Write-downs	Value
Start-up and expansion costs	3,256	3,256			
Software licences	1,739	1,499			240
Assets in progress and payments on account	305				305
Other intangible fixed assets	9,641	7,129			2,512
Total	**14,941**	**11,884**	**0**	**0**	**3,057**

Tangible fixed assets

	30 June 2004	30 June 2003	31 December 2003
Tangible fixed assets	11,480	13,540	12,106

Land and buildings

Land and buildings include property used for the company's operations and buildings leased to third parties.

Description	Amount
Historical cost	12,929
Write-back	2,763
Accumulated depreciation	–9,775
Balance at 31 December 2003	**5,917**
Depreciation for the period	–229
Balance at 30 June 2004	**5,688**

Plant and machinery

Description	Amount
Historical cost	18,457
Write-back	2,367
Accumulated depreciation	–16,261
Balance at 31 December 2003	**4,563**
Acquisitions	5
Disposals	–168
Write-back on disposals	–2
Depreciation write-offs on disposals	135
Depreciation	–413
Balance at 30 June 2004	**4,120**

Industrial and commercial equipment

Acquisitions related mainly to the purchase of printing equipment for advertising material.

Description	Amount
Historical cost	665
Accumulated depreciation	–423
Balance at 31 December 2003	**242**
Acquisitions	128
Disposals	–3
Depreciation write-offs on disposals	3
Depreciation	–53
Balance at 30 June 2004	**317**

Other assets (furniture, electronic equipment and vehicles)

The most significant acquisitions relate to electronic equipment: specifically, the development and expansion of the IT system at a cost of € 81,000 and the acquisition of PCs, printers and miscellaneous electronic equipment for € 103,000.
Furniture was also purchased for the company's offices at a cost of € 22,000.

Description	Amount
Historical cost	7,193
Accumulated depreciation	–5,905
Balance at 31 December 2003	**1,288**
Acquisitions	206
Depreciation	–264
Balance at 30 June 2004	**1,230**

Assets in progress and payments on account

The balance at 30 June 2004 chiefly consists of assets not yet brought into use at the Sesto San Giovanni production plant and the offices in Milan.

Description	Amount
Balance at 31 December 2003	**96**
Increase	122
Decrease	–93
Balance at 30 June 2004	**125**

Write-backs on tangible fixed assets at the end of the period

Write-backs made on the company's tangible fixed assets at 30 June 2004 are listed below.

Description	Land and buildings	Plant and machinery	Total
Law 576 of 2 December 1975	6	250	256
Law 72 of 19 March 1983	134	2,115	2,249
Law 413 of December 1991	2,623	0	2,623
Total	2,763	2,365	5,128

Financial fixed assets

	30 June 2004	30 June 2003	31 December 2003
Financial fixed assets	859,418	470,823	912,239

Equity investments

Description	31 December 2003	Increase	Decrease	30 June 2004
Subsidiaries	880,901	122	51,845	829,178
Other companies	49			49
Total	880,950	122	51,845	829,227

Description	31 December 2003	Increase	Decrease	30 June 2004
Subsidiaries				
– Campari do Brasil Ltda.	114,738			114,738
– Prolera LDA	5			5
– Campari Schweiz A.G.	552		552	
– Campari Finance Teoranta	51,293		51,293	
– DI.CI.E. Holding B.V.	25,024			25,024
– Redfire, Inc.	153,824			153,824
– Barbero 1891 S.p.A.	222,415	122		222,537
– Campari-Crodo S.p.A.	313,050			313,050
	880,901	122	51,845	829,178
Other companies	49			49
	880,950	122	51,845	829,227

As part of the wider rationalisation and restructuring programme, the shareholdings in Campari Finance Teoranta and Campari Schweiz A.G., amounting to € 58,700,000 and € 59,900,000 respectively, were sold to the subsidiary DI.CI.E. Holding B.V. during the period, resulting in a capital gain of € 66,755,000.
The sale values were determined on the basis of a valuation of the companies in accordance with current accounting practice.

Finally, the figure for Barbero 1981 S.p.A. includes additional costs incurred for its acquisition in December 2003.

Other companies

Name	Currency	Balance sheet value
Istituto ricerche biomediche Marxer	€	41
Ecolombardia 18	€	8
Total		49

Other assets receivable

Description	31 December 2003	Increase	Decrease	30 June 2004
From others - due after 12 months	289	3	59	233
Total	289	3	59	233

The item "from others – due after 12 months" relates to tax credits for the staff severance fund.

Own shares

	30 June 2004	30 June 2003	31 December 2003
Own shares	29,958	31,000	31,000

182,192 of the company's own shares were sold during this period to outgoing directors and managers benefiting from the stock option scheme approved in 2001.
The Company also acquired a further 123,133 own shares to be included in the stock option scheme.
The movement of shares in the period is analysed below.

	Number of shares	€
Balance at 1 January 2004	1,000,000	31,000
Increase	123,133	4,606
Decrease	–182,192	–5,648
Total	940,941	29,958

CURRENT ASSETS

Inventories

	30 June 2004	30 June 2003	31 December 2003
Inventories	7,320	11,010	7,593

The value of inventories based on purchase costs came out lower than that calculated using the current costs method (average cost for the period).
Differences between the two valuations are shown below:

	Purchase cost	Current costs	Difference
Raw materials	1,916	2,052	136
Packaging	905	940	35
Work benches	107	108	1
Advertising materials	84	86	2
Semi-finished products	2,570	3,171	601
Finished products	1,738	1,794	56
Total	**7,320**	**8,151**	**831**

Receivables

	30 June 2004	30 June 2003	31 December 2003
Receivables	50,415	76,087	44,260

The increase in receivables compared with 31 December 2003 was principally due to receivables from the tax authorities and to deferred tax credits for the period.
The sharp decrease in receivables compared with 30 June 2003 was due to a decline in intercompany cash flow.
The figure breaks down as follows.

Description	Due within 12 months	Due after 12 months	Due after 5 years	Total
From subsidiaries	34,211			34,211
From affiliates	2			2
Tax credits	5,523			5,523
Pre-paid tax	7,168			7,168
Due from others	615	2,896		3,511
Total	**47,519**	**2,896**	**0**	**50,415**

The breakdown by region is as follows:

Receivables	Italy	Other EU	Rest of Europe	Rest of the world	Total
From subsidiaries	28,955	4,450	57	749	34,211
From affiliates	2				2
Tax credits	5,523				5,523
Pre-paid tax	7,168				7,168
Due from others	3,511				3,511
Total	**45,159**	4,450	57	749	**50,415**

Receivables due from subsidiaries comprise the following:

Company	Trade receivables	Centralised treasury management	Group VAT	Other receivables	Total
Campari Italia S.p.A.	3,463		656	307	4,426
Campari-Crodo S.p.A.	17		182	889	1,088
S.A.M.O. S.p.A.			6	3	9
Zedda Piras S.p.A.		12,981	44	77	13,102
Sella & Mosca S.p.A.		10,164	26	60	10,250
Barbero 1891 S.p.A.	80				80
Campari International S.A.M.	4,192			152	4,344
Campari France S.A.				3	3
Campari Schweiz A.G.				57	57
Campari Deutschland GmbH				97	97
Campari do Brasil Ltda.				431	431
O-Dodeca B.V.				1	1
N. Kaloyannis Bros.				5	5
Skyy Spirits, LLC				318	318
Total	**7,752**	**23,145**	**914**	**2,400**	**34,211**

The Group manages the receipts and payments of its Italian companies using a centralised treasury management system, paying or charging them market interest rates tied to the 3-month Euribor rate on the day before the end of each calendar quarter.
The item "other receivables" includes interest, royalties, telephone bills, insurance, re-invoicing for IT services and miscellaneous revenues.
Receivables from affiliates relate to the company Longhi & Associati S.r.l.

Receivables due from others comprise the following:

Receivables from employees	77
Receivables from social security and pension funds	153
Receivables from suppliers	85
Receivables from other customers	2,968
Bad debts	104
minus provisions for write-downs on other receivables	-104
Receivables from agricultural levies	142
Other receivables	86
Total	**3,511**

The change in deferred tax credits was € 2,212,000, and broke down as follows:

Opening balance	4,956
Increase in deferred tax credits for the period - IRES	3,479
Use for deferred taxes - IRES	-1,236
Increase in deferred tax credits for the period - IRAP	2
Use for deferred taxes - IRAP	-33
Total	**7,168**

The change in deferred taxes was due purely to temporary factors, and related principally to the recording by the Group of taxed reserves including provisions for stock write-downs, provisions for bad debts and risks, entertainment and expenses and costs that are deductible according to particular tax laws, such as taxes, directors' remuneration and auditing fees, as well as the effect of tax credits on the tax loss for the period.
The tax rates applied to these items are those applied in accordance with current law: i.e. IRES at 33% and IRAP at 4.25%.
Amounts credited to and debited from this item are entirely transferred over from the profit and loss account for the period.

Tax credits break down as follows:

Credits due from tax authorities for miscellaneous taxes and not yet received	23
Credits due from tax authorities for IRPEG and not yet received	1,095
VAT credits from tax authorities	650
IRES credits from tax authorities	3,529
IRAP credits from tax authorities	72
Withholding tax on staff remuneration	5
Withholding tax on interest from banks	149
Total	**5,523**

Cash and cash equivalents

	30 June 2004	30 June 2003	31 December 2003
Cash and cash equivalents	58,794	230	22,423

Description	30 June 2004	31 December 2003
Term deposits	53,300	16,051
Bank and post office deposits	5,484	6,363
Cash and liquidity	10	9
Total	**58,794**	**22,423**

Accrued income and deferred charges

	30 June 2004	30 June 2003	31 December 2003
Accrued income and deferred charges	5,717	3,198	5,029

The amount under this item comprises the following:

Description	Amount
Accrued income	
Cross currency swap on bond issue	5,155
	5,155
Deferred charges	
Various maintenance	
	290
Insurance	161
Taxes and other duties	15
Insurance commissions	37
Membership and subscription fees	36
Other miscellaneous	23
Total	5,717

LIABILITIES

Sharholders' equity

	30 June 2004	30 June 2003	31 December 2003
Shareholders' equity	433,426	328,071	344,889

Shareholders' equity	31 December 2001	Increases	Decreases	31 December 2002	Increases	Decreases	31 December 2003	Increases	Decreases	30 June 2004
Share capital	29,040			29,040			29,040			29,040
Legal reserve	5,808			5,808			5,808			5,808
Reserve for own shares	31,000			31,000			31,000	4,606	5,648	29,958
Extraordinary reserve	7,982			7,982	239,420		247,402		4,180	243,222
Reserve for transfer of equity interests pursuant to Legislative Decree 544/92	3,041			3,041			3,041			3,041
Depreciation reserve	666	688		1,354	577		1,931	480	528	1,883
Depreciation reserve (taxed)	0	5		5			5	528		533
Merger surplus	5,687			5,687			5,687			5,687
Profit carried forward	123,361	7,042		130,403		130,403	0	5,648	4,606	1,042
	206,585	7,735	0	214,320	239,997	130,403	323,914	11,262	14,962	320,214
Net profit	32,410	134,270	32,410	134,270	20,975	134,270	20,975	113,212	20,975	113,212
	238,995	142,005	32,410	348,590	260,972	264,673	344,889	124,474	35,937	433,426

Shareholders' equity at 30 June 2004		Origin		Usable		Distributable	
		Paid to shareholders	Profit	free	subject to conditions	free	subject to conditions
Share capital	29,040	7,499	21,541		29,040		29,040
Legal reserve	5,808	1,500	4,308		5,808		5,808
Reserve for own shares	29,958		29,958		29,958		29,958
Extraordinary reserve	243,222		243,222	243,222		243,222	
Reserve for transfer of equity interests pursuant to Legislative Decree 544/92	3,041		3,041	3,041		3,041	
Depreciation reserve	1,883		1,883		1,883		1,883
Depreciation reserve (taxed)	533		533	533		533	
Merger surplus	5,687	1,508	4,179	5,687		5,687	
Profit carried forward	1,042		1,042	1,042		1,042	
	320,214						
Net profit	113,212						
	433,426	10,507	309,707	253,525	66,689	253,525	66,689

The shareholders' meeting of 29 April 2004 voted to allocate the net profit of € 20,975,000 as follows:

- € 480,000 to the depreciation reserve;
- € 20,495,000 to shareholders in the form of dividends.

The meeting also voted to distribute € 4,180,000 of the extraordinary reserve in the form of dividends, making a total dividend payout of € 24,675,000.
During the period, the Group used € 5,648,000 of its reserve for own shares to pay out part of a stock option plan to outgoing senior managers and directors.
Moreover, following the completion of the previous stock option plan, the Group bought a further € 4,606,000 of shares to allocate to the reserve for own shares, using profits carried forward from previous years.

The share capital at 30 June 2004 comprised the following:

Shares	Number	Nominal value (€)	€
Ordinary	29,040,000	1	29,040

The total number of shares, excluding own shares, consisted of 28,099,059 ordinary shares.

Reserve for risks and charges

	30 June 2004	30 June 2003	31 December 2003
Reserve for risks and charges	4,912	6,165	8,238

Description	31 December 2003	Increase	Decrease	30 June 2004
Pension provisions	177		9	168
For deferred taxes	927	77	299	705
Other				
– for industrial restructuring	4,096		273	3,823
– future charges	2,700		2,700	0
– miscellaneous	50		39	11
– for current disputes	288		83	205
Total	8,238	77	3,403	4,912

The change in deferred taxes was € 222,000, and broke down as follows:

Opening balance	927
Increase in deferred taxes for the period - IRES	68
Use of deferred taxes for the period - IRES	–269
Increase in deferred taxes for the period - IRAP	9
Use of deferred taxes for the period - IRAP	–30
Total	705

The temporary differences in the deferred tax reserve relate principally to depreciation and to the deferral of capital gains generated in previous years.
The tax rates applied to these items are those applied in accordance with current law.
Use of funds from the deferred tax reserve is shown on the balance sheet, but not on the profit and loss account for the period.
Other risk funds include potential liabilities arising from disputes still ongoing at the end of the period.
The outcome of these disputes was uncertain at the end of the period, and therefore the amounts recorded in the reserves constitute a prudent estimate of the possible charges arising therefrom.

In particular, the reserve for industrial restructuring includes funds earmarked for the purposes of the programme approved in 2002, entailing the transfer of production from the facility at Sesto San Giovanni to the new plant at Novi Ligure, recorded in the balance sheet of Campari-Crodo S.p.A.

Use of funds during 2004 related mainly to personnel costs.

The reserve for future charges, at € 2,700,000, relates to the process of recruiting and replacing managers within the current management structure following a vote by the shareholders' meeting.
These costs have now become certain, and have therefore been recorded as liabilities on the balance sheet under the item "other payables".

Staff severance fund

	30 June 2004	30 June 2003	31 December 2003
Staff severance fund	4,971	5,534	5,483

The change in the staff severance fund breaks down as follows:

Change	Amount
Increases for the period	332
Decreases for the period	–844
	–512

The funds earmarked represent the sum actually owed by the Company to its current employees at 30 June 2004, minus € 251,000 in advances paid pursuant to current law, and the sums transferred over to the supplementary pension fund capitalised by Alifond.

Payables

	30 June 2004	30 June 2003	31 December 2003
Payables	538,115	236,552	632,999

The sharp drop in debt compared with 31 December 2003 was due chiefly to the repayment of € 105,700,000 of a loan from DI.CI.E. Holding B.V.
Tax payables also fell, as shown in the balance sheet under assets.
The significant rise in debt compared with 30 June 2003 was due to the issue of a US$ 300,000,000 bond aimed at US institutional investors.
Debts are recorded at their nominal value and are not supported by real guarantees.

A breakdown of payables by maturity is shown below:

Description	Due within 12 months	Due after 12 months	Due after 5 years	Total
Bonds			257,954	257,954
Payables to banks	43,500			43,500
Payables to suppliers	9,115			9,115
Payables to subsidiaries	220,698			220,698
Payables to tax authorities	1,455			1,455
Payables to social security organisations	880			880
Other payables	4,513			4,513
Total	**280,161**		**257,954**	**538,115**

The breakdown by region is as follows:

Payables	Italy	Other EU	Rest of Europe	Rest of the world	Total
– bonds				257,954	257,954
– due to banks	43,500				43,500
– due to suppliers	8,922	193			9,115
– due to subsidiaries	68,212	152,478	8		220,698
– due to tax authorities	1,455				1,455
– due to social security organisations	880				880
– due to others	4,513				4,513
Total	**127,482**	**152,679**	**0**	**257,954**	**538,115**

Payables to subsidiaries are shown below:

Company	Trade payables	Centralised treasury management	Other	Total
Campari-Crodo S.p.A.	53	44,487		44,540
Campari Italia S.p.A.	86	5,324	86	5,496
S.A.M.O. S.p.A.		292	5	297
Barbero 1891 S.p.A.	24	17,662	182	17,868
Sella & Mosca S.p.A.			11	11
Lacedaemon Holding B.V.			40,000	40,000
Campari International S.A.M.	1		7	8
Campari France S.A.	4,178			4,178
DI.CI.E. Holding B.V.			108,300	108,300
Total	**4,342**	**67,765**	**148,591**	**220,698**

Please see the comments relating to receivables from subsidiaries for details on the Group's centralised treasury management system.
The heading "other" includes the loan taken out with Lacedaemon Holding B.V., renewable within 12 months, that taken out with DI.CI.E. Holding B.V., due on 12 December 2004, interest payable on centralised treasury amounts and other miscellaneous payables.

Tax payables break down as follows:

Description	
– employee income tax	229
– withholding tax for external staff	124
– withholding tax on liquidated companies	38
– withholding tax on staff severance fund	8
– withholding tax on invoices from suppliers	102
– manufacturing tax due to customs finance office (UTF)	914
– taxes and other duties	40
Total	**1,455**

The withholding taxes shown relate to the salaries, liquidated companies and supplier invoices for June.

Payables to social security organisations are shown below:

INPS	826
Other social security organisations	54
Total	880

Other payables include additional monthly salaries, holiday pay and expenses refunds payable to employees, and other miscellaneous payables.

Accrued liabilities and deferred income

	30 June 2004	30 June 2003	31 December 2003
Accrued liabilities and deferred income	14,792	426	15,098

Description	Amount
Accrued charges:	
Bond loan – interest payable to bondholders	5,156
Cross currency swap on bond issue	3,242
Interest payable on bank credit lines	218
	8,616
Deferred income	
Core One S.r.l. - capital gain on the sale of fixed assets	6,176
	6,176
Total	14,792

Memorandum accounts

Description	30 June 2004	30 June 2003	31 December 2003
Pledges given to third parties	189,323	167,438	175,805
	189,323	**167,438**	**175,805**

The memorandum accounts are shown below:

Pledges given to third parties

Sureties to third parties:	
– SNAM for payment of gas bills	42
– Milan customs office for payment of customs duties	1
– Milan customs office for EU transit rights	413
– Milan customs for excise duties on goods in the tax authority depot	5,521
– Overseas trade ministry for export duties	317
– Industry ministry for export duties	1,625
– SAC for the purchase and sale of building in Via Oderisi da Gubbio 13, Rome	103
– Milan customs office for payment of customs charges	5
– Milan customs office for imported, taxed bottles	800
– Lombardy region for well rental payments	4
– ENEL Trade for supply of electricity to Sesto San Giovanni facility	52
– San Paolo for credit line to Redfire, Inc.	5,759
– San Paolo for credit line to Coutsicos S.A.	500
	15,142
Sureties to Group companies:	
– Campari-Crodo S.p.A. for various guarantees to third parties	15,950
– Campari-Italia S.p.A. for various guarantees to third parties	1,879
– S.A.M.O. S.p.A. for various guarantees to third parties	69
	17,898
Pledges to third parties	
– Core One S.r.l. for leasing contract for office in Via Filippo Turati, Milan	14,330
– MTV for TV sponsoring	1,350
	15,680
Guarantees to third parties	
– Redfire, Inc. for private placement	139,860
– Core One S.r.l. for leasing contract for office in Via Filippo Turati, Milan	743
	140,603
Total	189,323

PROFIT AND LOSS ACCOUNT

Value of production

	30 June 2004	30 June 2003	31 December 2003
Value of production	47,835	52,976	102,702

Value of production breaks down as follows:

Description	30 June 2004	30 June 2003	Change
Revenues from sales and services	37,301	40,389	–3,088
Changes in product inventories	908	1,952	–1,044
Other revenues and income	9,626	10,635	–1,009
Total	**47,835**	**52,976**	**–5,141**

Sales revenues include excise duties and other taxes on alcohol of € 7,249,000.

Sales by region

Area	Sales
Italy	23,156
EU	8,943
Non-EU	5,202
Total	**37,301**

Other income breaks down as follows:

Miscellaneous sales	461
Advertising revenue received	1,622
Revenues from real estate	216
Royalties	987
Services provided to Group companies	5,319
Reimbursed production and personnel costs	137
Reimbursed additional costs from overseas	44
Reimbursed transport costs	55
Other revenues and income	784
Capital gains on the disposal of fixed assets	1
Total	**9,626**

Miscellaneous sales refer to the sale of work benches, filler material and other materials.
Other revenues and income include refunds on agricultural taxes and re-invoicing to Group companies of the costs of using telephone lines and network connections.

Costs of production

	30 June 2004	30 June 2003	31 December 2003
Costs of production	45,944	47,612	93,832

Description	30 June 2004	30 June 2003	Change
Raw materials, supplies, consumables and goods for resale	26,790	30,333	–3,543
Services	6,447	6,170	277
Use of third party assets	2,001	2,037	–36
Wages and salaries	5,458	5,395	63
Social security contributions	1,764	1,780	–16
Staff severance fund	412	360	52
Other personnel costs	121	179	–58
Amortisation of intangible assets	403	791	–388
Depreciation of tangible assets	960	1,083	–123
Changes in inventories of raw materials	1,181	–876	2,057
Other operating expenses	407	360	47
Total	**45,944**	**47,612**	**–1,668**

Services costs

This item includes maintenance expenses of € 575,000, consultancy fees of € 638,000, IT costs of € 417,000, directors' and auditors' remuneration of € 1,405,000, transport costs of € 211,000, utilities costs of € 785,000, advertising costs of € 445,000 and production and administrative expenses totalling € 1,971,000.

Use of third-party assets

This item comprises leasing charges for the office in Via Filippo Turati, Milan, of € 1,664,000, car hire and photocopier leasing charges of € 286,000, and other leasing charges of € 51,000.

Personnel costs

This heading comprises all employee costs, including performance-related pay, productivity bonuses, promotions, untaken holiday leave, and provisions required by law and national collective contracts.

Depreciation of tangible fixed assets

Depreciation is calculated on a straight-line basis according to the useful life of the asset and how it is used in production.

The annual rates applied are those applied in accordance with current law, as detailed below:

Buildings	3%
Vats	10%
Plant	10%
Temporary buildings	10%
Furniture	12%
Office equipment	12%
Minor equipment	20%
Electronic equipment	20%
Motor vehicles	20%
Cars	25%

Other operating expenses

Other operating expenses are shown in the table below:

Deductible taxes and duties	56
Non-deductible taxes and duties	57
Management costs for rented properties	4
Utilities charges	66
Membership fees	31
Newspaper and magazine subscriptions	36
Entertainment expenses	18
CONAI payments on purchases	40
Other expenses	99
	407

Financial income and charges

	30 June 2004	30 June 2003	31 December 2003
Financial income and charges	107,848	−1,012	−1,834

Description	30 June 2004	30 June 2003	Change
Income from equity investments			
Dividends from subsidiaries	47,044	1,212	45,832
Capital gains on the disposal of shareholdings in subsidiaries	66,755		66,755
	113,799	1,212	112,587
Other			
Capital gains on the disposal of shareholdings in other companies		70	−70
		70	−70
Total	**113,799**	**1,282**	**112,517**

Description	30 June 2004	30 June 2003	Change
From securities listed under current assets			
– dividends	5,612	0	5,612
– income from the disposal of securities	490	0	490
	6,102	0	6,102
Income other than the above			
From subsidiaries			
– Interest from centralised treasury management	500	649	–149
	500	649	–149
From others			
– interest on term deposits	519	14	505
– interest on derivatives	5,599	55	5,544
– financial income from derivatives	3,542	0	3,542
– other financial income	4	8	–4
– interest receivable	43	18	25
– interest from bank and post office deposits	33	18	15
	9,740	113	9,627
Total	**16,342**	**762**	**15,580**

Description	30 June 2004	30 June 2003	Change
Interest and other financial charges			
Due to subsidiaries			
– interest from centralised treasury management	848	579	269
– interest on loans	2,351	692	1,659
	3,199	1,271	1,928
Due to others			
– interest payable on loans	404	1,301	–897
– interest payable to banks	2	62	–60
– interest payable on bonds	5,599		5,599
– other financial charges	7	190	–183
– interest payable on derivatives	3,559	221	3,338
– financial charges on derivatives	5,598		5,598
– losses from the disposal of securities	3,890		3,890
– other	48	21	27
	19,107	1,795	17,312
Total	**22,306**	**3,066**	**19,240**

Description	30 June 2004	30 June 2003	Change
Exchange rate gains and losses			
– gains on commercial exchange rates	19	14	5
– gains on financial exchange rates	55	9	46
– losses on commercial exchange rates	–6	–7	1
– losses on financial exchange rates	–55	–6	–49
Total	**13**	**10**	**3**

Extraordinary income and charges

	30 June 2004	30 June 2003	31 December 2003
Extraordinary income and charges	1,822	679	22,137

Description	30 June 2004
Windfall gains	1,535
Capital gains on the disposal of fixed assets	412
	1,947
Windfall losses	125
	125
Total	1,822

Income tax

	30 June 2004	30 June 2003	31 December 2003
Income tax	–1,651	875	8,198

Profit before income tax for the period is shown below:

	30 June 2004	31 December 2003
Profit before tax	111,561	29,173
Income tax		
Current portion	484	11,432
Deferred	77	257
Pre-paid	–2,212	–3,491
Total	**–1,651**	**8,198**

OTHER INFORMATION

Headcount	30 June 2004	30 June 2003	Change
Managers	23	21	2
Clerical	154	165	–11
Manual	69	88	–19
Other	1	1	0
	247	275	–28

The Company applies the national collective work contract for the food industry, except in the case of the porters at its own buildings, who are bound by the contract for employees of building owners.

CASH FLOW STATEMENT

(€ thousand)	30 June 2004
Cash flow from operating activities	
Net profit	**113,212**
Adjustments to reconcile net profit with cash flow generated (absorbed) by operating activities	
Pre-paid and deferred taxes	(2,434)
Depreciation and amortisation	1,363
Transfers to staff severance fund	87
Transfers to reserve for bad debts and risks	0
Risk provisions	–
(Use of risk and tax reserve)	(3,095)
(Gains) losses on the disposal of fixed assets and equity investments	1
Staff severance payments	(598)
Net change in tax credit for staff severance fund	56
Changes in operating assets and liabilities	
Receivables from main shareholders	6
Inventories	273
Receivables from subsidiaries (excluding treasury amounts)	3,365
Tax credits	(4,415)
Other receivables	(191)
Accrued income and deferred charges	(689)
Accrued liabilities and deferred income	(307)
Payables to suppliers	(618)
Payables to subsidiaries (excluding treasury amounts)	6,289
Other payables	(7,337)
Cash flow generated (absorbed) by operating activities	**104,968**
Cash flow from investments	
Purchase of tangible fixed assets	(368)
Sale of tangible fixed assets	33
Purchase of intangible fixed assets	(418)
Sale of intangible fixed assets	–
Purchase of equity investments	(122)
Sale of equity investments	51,845
Purchase of own shares	(4,606)
Sale of own shares	5,648
Cash flow from investments	**52,012**
Cash flow from financing activities	
Net change in short-term debts	19,500
Net change in treasury amounts due to/from subsidiaries	(9,735)
Net change in loans due to/from subsidiaries	(105,700)
Net change resulting from bond loan	–
Dividend payments	(24,675)
Cash flow absorbed by financing activities	**(120,610)**
Net increase (decrease) in cash and equivalents	**36,370**
Cash and equivalents at the start of the period	22,424
Cash and equivalents at the end of the period	**58,794**

The Chairman
of the Board of Directors
Luca Garavoglia

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

**AUDITORS' REPORT ON THE REVIEW
OF THE MANAGEMENT REPORT
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 OF
DAVIDE CAMPARI - MILANO S.p.A.**
(Translation from the original Italian version)

To the Shareholders of
Davide Campari - Milano S.p.A.

1. We have performed the review of the Balance Sheets and the Statements of Income and related Notes of Davide Campari - Milano S.p.A (the "Parent Company Statements") and of the Davide Campari - Milano Group (the "Consolidated Statements") included in the Management Report of Davide Campari - Milano S.p.A. for the six months period ended June 30, 2004. The Management Report is the responsibility of the Davide Campari - Milano S.p.A.'s management. Our responsibility is to issue the present report based on our review. We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the operations, solely for the purpose of evaluating its consistency with the remaining part of the Management Report.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. A review consists mainly of obtaining information with respect to the accounts included in the Parent Company Statements and in the Consolidated Statements and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Parent Company Statements and Consolidated Statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the Management Report of Davide Campari - Milano S.p.A. as of and for the six months period ended June 30, 2004, as we do in connection with reporting on our full scope audits of the annual Parent Company financial statements and consolidated financial statements of Davide Campari - Milano S.p.A..

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.111.000,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ERNST & YOUNG ■ Reconta Ernst & Young S.p.A.

3. With respect to the Parent Company and the consolidated comparative data as of and for the year ended December 31, 2003 and for the six months period ended June 30, 2003, reference should be made to our audit and review reports issued on April 8, 2004 and on September 24, 2003 respectively.

4. Based on our review, we did not become aware of any significant modifications that should be made to the Parent Company Statements, Consolidated Statements and related Notes, identified in paragraph 1. of this report, in order for them to be in conformity with the criteria for the presentation of the six months period Management Report, stated by CONSOB regulations as approved in its resolution No. 11971 of May 14, 1999 and subsequent modifications.

Milan, September 22, 2004

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia
(Partner)

GRUPPO

CAMPARI

PRESS RELEASE

Campari approves half-year results as at 30 June 2004

Growth continues in sales and at all levels of profitability

Consolidated net sales: € 367.4 million (+10.4%)

EBITDA: € 84.7 million (+7.4%)

EBIT: € 58.3 million (+2.4%)

Group profit before taxes: € 48.7 million (+11.8%)

Net profit: € 30.9 million (+10.7%)

Milan, 8 September 2004 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the half-year results to 30 June 2004. **Growth in sales and at all levels of profitability continued**, thanks to the consolidation of the newly-acquired Barbero 1891 S.p.A. and to a good performance from the Group's existing business, despite the ongoing impact of negative exchange rate movements.

Moreover, if sales and main profitability indicators were considered before the impact of exchange rates (i.e. using average rates for the first six months of 2003), they would show **double-digit growth** versus the same period of last year.

	2004 half-year results € million	Change at actual exchange rates	Change at constant exchange rates
• **Net sales**	367.4	10.4%	13.3%
• **EBITDA**	84.7	7.4%	13.1%
• **EBITA**	75.9	7.1%	11.0%
• **EBIT = Operating profit**	58.3	2.4%	7.3%
• **Group profit before taxes**	48.7	11.8%	17.5%
• **Net profit**	30.9	10.7%	18.0%

EBITA = EBIT (operating profit) before amortisation of goodwill and trademarks

2004 CONSOLIDATED HALF-YEAR RESULTS

In the first half of the year, **Group sales** totalled € 367.4 million, **an increase of 10.4%** (+13.3% at constant exchange rates). **Organic growth** was **4.6%**, while exchange rate movements had a negative effect of 2.9%, mainly because of the fall in value of the US dollar. **External growth of 8.7%** was due almost entirely to the newly-acquired Barbero 1891 S.p.A.

Trading profit increased by 13.8% to € 104.1 million, or 28.3% of sales.

EBITDA rose by 7.4% (+13.1% at constant exchange rates) to € 84.7 million, or 23.1% of sales.

EBITA increased by 7.1% (+11.0% at constant exchange rates) to € 75.9 million, or 20.7% of sales.

EBIT went up by 2.4% (+7.3% at constant exchange rates) to € 58.3 million, or 15.9% of sales.

Profit before taxes and minority interests was € 55.0 million, **up 7.0%** (+13.1% at constant exchange rates).

Group profit before taxes (i.e. profit before taxes and after minority interests) was € 48.7 million, **up 11.8%** (+17.5% at constant exchange rates).

Group net profit was € 30.9 million, an increase of 10.7% (+18.0% at constant exchange rates).

Consolidated shareholders' equity was € 550.3 million at 30 June 2004.

As of 30 June 2004, **net debt** stood at € 303.0 million (€ 297.1 million at 31 December 2003). The debt to equity ratio at 30 June 2004 was 55.1%.

2004 FIRST-HALF SALES

The **spirits segment**, which accounted for 65.5% of total sales, recorded **growth of 10.4%**, due to the combination of **organic growth of 3.8%, external growth of 10.7%** and a negative exchange rate effect of 4.1%. The **Campari** brand posted **growth of 6.0%** at constant exchange rates (4.1% at actual exchange rates): the positive performance registered in Brazil, Italy, Japan and other important European markets more than offset the drop in consumption on the German market caused by particularly adverse weather conditions in the second quarter. **SKYY Vodka** sales **rose by 2.8%** at constant exchange rates. Sales of **SKYY flavours** (15% of total SKYY brand sales), however, showed a decline of 17.3% at constant exchange rates, due to the comparison with an extremely strong first half in 2003, which coincided with the launch of new line-extensions. Overall, **SKYY brand sales, including the flavours range, fell by 0.7%** at constant exchange rates (-10.2% at actual exchange rates). The spirits segment also benefited from a good performance from its **Brazilian brands** (+25.1% at constant exchange rates), **CampariSoda** (+6.2% at constant exchange rates), **tequila 1800** (+30.7% at constant exchange rates), **Ouzo 12** (+10.6% at constant exchange rates) and **Scotch whisky** (+6.4% at constant exchange rates). However, sales of **Cynar** and **Jägermeister** dropped by 1.9% and 1.1% respectively. **External growth** was entirely due to Barbero 1891 S.p.A. All Barbero **brands made a positive contribution**, especially **Aperol**, which recorded **volume growth of 18.8%** compared with the first half of last year.

The **wines segment** (12.2% of total sales) **posted growth of 22.9%**. **Organic growth (+14.9%)** benefited from the **steady advance** of **Cinzano sparkling wines** (**+4.9%** at constant exchange rates), thanks to a good performance on the Italian market, and of **Cinzano vermouths** (**+5.5%** at constant exchange rates), on the back of increased sales in Japan and the main European markets. The wines segment was also boosted by a good performance from **Sella & Mosca (+11.7%)** and **Riccadonna**. **External growth (+9.7%)** was almost entirely due to Barbero 1891 S.p.A., particularly the Mondoro and Enrico Serafino brands.

Sales of soft drinks accounted for 21.2% of the total, and were generated almost entirely on the Italian market. This segment posted **growth of 3.0%**, thanks to a good performance from **Crodino** (**+8.7%**) and **Lipton Ice Tea** (**+4.3%**). Sales of **Lemonsoda, Oransoda and Pelmosoda**, meanwhile, slipped by **5.3%**, as the weather was much better in the second quarter of last year.

By region, first-half sales in **Italy** posted **organic growth of 4.9%**, and accounted for 54.6% of total Group sales, owing to the significant contribution of Barbero 1891 S.p.A. (+13.7%), whose sales are concentrated on the Italian market. **Sales in Europe** (17.1% of the total) as a whole were also boosted significantly by **external growth (+7.4%),** again mostly attributable to Barbero 1891 S.p.A., but organic growth was negative (-9.4%) following a poor performance in Germany, partly because of the termination of Campari Mixx distribution due to increased duties on ready-to-drinks.

In the Americas, which account for 25.9% of total sales, the **US market** posted **growth of 6.1%** (at constant exchange rates), which was completely wiped out by negative exchange rate movements (-10.6%), while **sales in Brazil grew by 17.6%** in local currency terms (+15.3% at actual exchange rates).

* * *

CONFERENCE CALL

Please note that at **17.00 today, Wednesday 8 September 2004**, Campari's management will hold a conference call to present the Group's first-half results to analysts, investors and journalists. To participate, please dial one of the following numbers:

- from Italy: 800 914 576 (toll free number)
- from abroad: +39 02 3700 8208

The presentation can be downloaded before the conference call from the Investor Relations homepage of Campari's website, at www.campari.com/ir.

* * *

CAMPARI GROUP - RESULTS FOR THE FIRST HALF OF 2004

Table 1) Campari Group - net revenues by segment

	1 January - 30 June 2004 € million	%	1 January - 30 June 2003 € million	%	Change %
Spirits	240.6	65.5%	217.8	65.5%	10.4%
Wines	44.7	12.2%	36.4	10.9%	22.9%
Soft Drinks	77.7	21.1%	75.5	22.7%	3.0%
Other revenues	4.4	1.2%	3.0	0.9%	44.9%
Total	**367.4**	**100.0%**	**332.7**	**100.0%**	**10.4%**

Table 2) Campari Group - net revenues by geographic area

	1 January - 30 June 2004 € million	%	1 January - 30 June 2003 € million	%	Change %
Italy	200.7	54.6%	169.1	50.8%	18.6%
Europe	62.7	17.1%	64.4	19.4%	-2.7%
Americas	95.0	25.9%	94.3	28.4%	0.7%
Rest of the world	9.0	2.5%	4.8	1.4%	88.1%
Total	**367.4**	**100.0%**	**332.7**	**100.0%**	**10.4%**

Table 3) Campari Group - consolidated income statement

	1 January - 30 June 2004 € million	%	1 January - 30 June 2003 € million	%	Change %
Net revenues [(1)]	**367.4**	**100.0%**	**332.7**	**100.0%**	**10.4%**
Cost of materials	(122.4)	-33.3%	(113.9)	-34.2%	7.5%
Production costs	(26.5)	-7.2%	(20.7)	-6.2%	27.8%
Total cost of goods sold	**(148.9)**	**-40.5%**	**(134.6)**	**-40.5%**	**10.6%**
Gross margin	**218.5**	**59.5%**	**198.1**	**59.5%**	**10.3%**
Advertising and promotion	(71.5)	-19.5%	(69.2)	-20.8%	3.3%
Selling and distribution expenses	(42.9)	-11.7%	(37.4)	-11.2%	14.9%
Trading profit	**104.1**	**28.3%**	**91.5**	**27.5%**	**13.8%**
General and administrative expenses	(26.4)	-7.2%	(23.7)	-7.1%	11.9%
Other operating revenues	0.3	0.1%	3.5	1.1%	-91.0%
Amortisation of goodwill and trademarks	(17.6)	-4.8%	(13.9)	-4.2%	26.3%
Non-recurring expenses	(2.1)	-0.6%	(0.5)	-0.2%	289.7%
EBIT = Operating income	**58.3**	**15.9%**	**56.9**	**17.1%**	**2.4%**
Net interest income (charges)	(3.9)	-1.1%	(5.0)	-1.5%	-20.1%
Exchange-rate gains (losses). net	0.0	0.0%	(0.5)	-0.2%	
Other non operating income (charges)	0.6	0.2%	(0.0)	0.0%	
Profit before taxes and minority interests	**55.0**	**15.0%**	**51.4**	**15.5%**	**7.0%**
Minority interests	(6.3)	-1.7%	(7.8)	-2.4%	-19.9%
Group profit before taxes	**48.7**	**13.3%**	**43.6**	**13.1%**	**11.8%**
Taxes	(17.8)	-4.8%	(15.6)	-4.7%	13.7%
Group net profit	**30.9**	**8.4%**	**28.0**	**8.4%**	**10.7%**
Depreciation	(7.6)	-2.1%	(6.8)	-2.0%	12.7%
Amortisation of goodwill, trademarks and other intangibles	(18.8)	-5.1%	(15.2)	-4.6%	23.7%
Total depreciation and amortisation	**(26.4)**	**-7.2%**	**(22.0)**	**-6.6%**	**20.3%**
EBITDA	**84.7**	**23.1%**	**78.9**	**23.7%**	**7.4%**
EBITA [(2)]	**75.9**	**20.7%**	**70.9**	**21.3%**	**7.1%**

(1) Net of discounts and excise duty.
(2) EBITA = EBIT before amortisation of goodwill and trademarks.

Table 4) Campari Group - consolidated balance sheet

	30 June 2004	31 December 2003
	€ million	**€ million**
Cash and banks	173.5	133.6
Marketable securities	7.8	1.9
Accounts receivable, net of devaluation reserve	177.9	174.2
Inventories	125.7	106.4
Other current assets	51.7	55.4
Total current assets	**536.6**	**471.5**
Tangible assets, net	158.9	152.4
Goodwill, net	536.5	552.2
Other intangible assets, net	30.3	19.4
Financial assets	0.1	7.8
Other non-current assets	5.8	5.8
Treasury shares	30.0	31.0
Total non-current assets	**761.6**	**768.6**
Total assets	**1,298.2**	**1,240.1**
Short-term financial debt	52.9	30.1
Accounts payable	147.6	127.6
Other current liabilities	70.1	78.1
Total current liabilities	**270.6**	**235.8**
Medium and long term loans	426.9	398.1
Employee's termination pay	15.3	15.6
Other non - current liabilities	32.1	37.7
Minority interests	3.0	4.7
Total non - current liabilities	**477.3**	**456.1**
Shareholders' equity	550.3	548.2
Total liabilities and shareholders' equity	**1,298.2**	**1,240.1**

The Campari Group

The Campari Group is the sixth player in the global spirits sector, trading in over 190 markets around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. The Group's portfolio includes a combination of strong international brands, such as Campari, SKYY Vodka, Cynar and Cinzano and leading local brands, such as CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda and Pelmosoda in Italy, Ouzo 12 in Greece and in Germany, Dreher, Old Eight, Drury's and Liebfraumilch in Brazil, Gregson's in Uruguay, Riccadonna in Australia and New Zealand and Mondoro in Russia. The Group has 1.500 employees, and shares of the parent company Davide Campari-Milano S.p.A are listed on the Milan stock exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

COMUNICATO STAMPA

Campari approva la Relazione Semestrale al 30 giugno 2004

Continua il *trend* di crescita delle vendite e di tutti i livelli di redditività

Vendite nette consolidate pari a € 367,4 milioni (+10,4%)

EBITDA pari a € 84,7 milioni (+7,4%)

EBIT pari a € 58,3 milioni (+2,4%)

Utile prima delle imposte di pertinenza del Gruppo pari a € 48,7 milioni (+11,8%)

Utile netto pari a € 30,9 milioni (+10,7%)

Milano, 8 settembre 2004 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la Relazione Semestrale al 30 giugno 2004. Si conferma **il *trend* di crescita delle vendite e di tutti i livelli di redditività**, grazie al positivo effetto del consolidamento della neo - acquisita Barbero 1891 S.p.A. e al buon andamento del *business*, nonostante l'impatto ancora negativo dei tassi di cambio.

Infatti, se considerati prima dell'effetto negativo dei cambi (ovvero, se convertiti ai cambi medi dei primi sei mesi del 2003), le vendite e i principali indicatori di redditività dei primi sei mesi del 2004 mostrano una **crescita a doppia cifra** rispetto al corrispondente periodo dell'anno scorso.

	Primo semestre 2004 (€ milioni)	Variazione a cambi effettivi	Variazione a cambi costanti
• **Vendite nette**	367,4	10,4%	13,3%
• **EBITDA**	84,7	7,4%	13,1%
• **EBITA**	75,9	7,1%	11,0%
• **EBIT = Risultato operativo**	58,3	2,4%	7,3%
• **Utile netto di pertinenza del Gruppo**	48,7	11,8%	17,5%
• **Utile netto**	30,9	10,7%	18,0%

EBITA = EBIT (risultato operativo) prima dell'ammortamento dell'avviamento e dei marchi.

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE 2004

Nel primo semestre 2004 le **vendite del Gruppo** sono state pari a € 367,4 milioni, in **crescita del 10,4%** (+13,3% a cambi costanti). La **crescita organica** è stata **del 4,6%**, mentre l'impatto negativo dei tassi di cambio è stato pari al 2,9%, determinato principalmente dalla svalutazione del Dollaro USA. La **crescita esterna, pari al 8,7%**, è quasi interamente attribuibile alla neo - acquisita Barbero 1891 S.p.A.

Il **margine commerciale** si è attestato a € 104,1 milioni, evidenziando una **crescita del 13,8%** e un'incidenza sulle vendite pari al 28,3%.

L'**EBITDA** è stato di € 84,7 milioni, in **crescita del 7,4%** (+13,1% a cambi costanti) e con un'incidenza sulle vendite pari al 23,1%.

L'**EBITA** è stato di € 75,9 milioni, in **crescita del 7,1%** (+11,0% a cambi costanti) e con un'incidenza sulle vendite pari al 20,7%.

L'**EBIT** è stato di € 58,3 milioni, in **crescita del 2,4%** (+7,3% a cambi costanti) e con un'incidenza sulle vendite pari al 15,9%.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 55,0 milioni e ha registrato una crescita pari al 7,0% (+13,1% a cambi costanti).

L'**utile prima delle imposte di pertinenza del Gruppo**, ovvero l'utile *ante* imposte al netto degli interessi di minoranza, è stato di € 48,7 milioni e ha evidenziato una crescita del 11,8% (+17,5% a cambi costanti).

L'**utile netto di pertinenza del Gruppo** è stato di € 30,9 milioni e ha registrato una crescita del 10,7% (+18,0% a cambi costanti).

Il **patrimonio netto consolidato** al 30 giugno 2004 ammonta a € 550,3 milioni.

Al 30 giugno 2004 l'**indebitamento finanziario netto** è pari a € 303,0 milioni (€ 297,1 milioni al 31 dicembre 2003). Il rapporto tra indebitamento finanziario netto e patrimonio netto è pari al 30 giugno 2004 al 55,1%.

VENDITE DEL PRIMO SEMESTRE 2004

Il **segmento *spirits***, pari al 65,5% del fatturato totale, ha registrato una **variazione positiva delle vendite del 10,4%**, determinata da una **crescita organica del 3,8%,** da una crescita esterna del 10,7% e da un impatto negativo dei cambi del 4,1%. Il *brand* **Campari** ha registrato una **crescita del 6,0%** a cambi costanti (4,1% dopo l'effetto cambi): il positivo andamento registrato in Brasile, Italia, Giappone e altri importanti mercati europei ha più che compensato la contrazione dei consumi registrata sul mercato tedesco a causa di condizioni climatiche particolarmente sfavorevoli nel secondo trimestre. Le vendite di **SKYY Vodka** hanno registrato una **crescita del 2,8%** a cambi costanti. La gamma **SKYY flavoured**, pari al 15% del totale delle vendite del brand SKYY, ha invece registrato una flessione del 17,3% a cambi costanti: la *performance* nel primo semestre 2004 è stata infatti penalizzata dal confronto sfavorevole rispetto al primo semestre del 2003, caratterizzato da un'intensa attività di vendita in coincidenza con la fase di lancio dei nuovi prodotti. Complessivamente, il *brand* **SKYY inclusivo dei *flavour***, mostra una **flessione del 0,7%** a cambi costanti (-10,2% a cambi effettivi). Con riferimento alle altre marche principali, il segmento *spirits* ha beneficiato del positivo andamento dei ***brand* brasiliani** (+25,1% a cambi costanti), **CampariSoda** (+6,2% a cambi costanti), ***tequila* 1800** (+30,7% a cambi costanti), **Ouzo 12** (+10,6% a cambi costanti) e degli ***Scotch whisky*** (+6,4% a cambi costanti). **Cynar** e **Jägermeister** hanno invece registrato una flessione rispettivamente del 1,9% e 1,1%. La **crescita esterna**, interamente attribuibile a Barbero 1891 S.p.A., ha beneficiato del **positivo contributo di tutti i *brand*** acquisiti e, in particolare, della marca principale **Aperol**, che ha evidenziato una **crescita a volume del 18,8%** rispetto al primo semestre dello scorso anno.

Il **segmento *wines*,** pari al 12,2% del fatturato totale, ha registrato una **crescita del 22,9%**. La **crescita organica (+14,9%)** ha beneficiato dell'**andamento positivo** degli **spumanti Cinzano** (**+4,9%** a cambi costanti), grazie alla buona *performance* del mercato italiano, e dei ***vermouth* Cinzano** (**+5,5%** a cambi costanti), grazie alla positiva evoluzione del Giappone e dei principali mercati europei. Gli *wines* hanno inoltre beneficiato della positiva evoluzione di **Sella & Mosca (+11,7%)** e **Riccadonna**. La **crescita esterna** (**+9,7%**) è quasi interamente attribuibile a Barbero 1891 S.p.A. e, in particolare, ai *brand* Mondoro ed Enrico Serafino.

Le **vendite di *soft drinks*,** pari al 21,2% del fatturato totale e realizzate quasi interamente sul mercato italiano, hanno registrato una **crescita del 3,0%**, grazie al buon andamento di **Crodino** (**+8,7%**) e **Lipton Ice Tea** (**+4,3%**). Le vendite di **Lemonsoda, Oransoda e Pelmosoda** hanno invece registrato una **contrazione del 5,3%**, essendo state penalizzate da condizioni climatiche meno favorevoli rispetto all'anno precedente.

Relativamente alla **ripartizione geografica**, le vendite dei primi sei mesi del 2004 sul **mercato italiano** *hanno registrato una* **crescita organica del 4,9%** e *hanno raggiunto il* 54,6% *delle vendite del Gruppo per* effetto del significativo contributo dell'acquisizione di Barbero 1891 S.p.A. (+13,7%), le cui vendite sono concentrate sul mercato italiano. Anche le **vendite dell'area Europa**, pari al 17,1% del totale, hanno significativamente beneficiato dell'apporto della **crescita esterna (+7,4%)**, quasi totalmente generata da Barbero 1891 S.p.A., mentre il *business* organico ha registrato una flessione (-9,4%), a causa dell'andamento negativo del mercato tedesco, dovuto anche all'interruzione della distribuzione di Campari Mixx causa i pesantissimi inasprimenti fiscali che hanno colpito la categoria dei *ready-to-drink* in Germania.

Per quanto riguarda l'area Americhe, le cui vendite sono pari al 25,9% del totale, il **mercato USA** ha registrato una **crescita del 6,1%** a cambi costanti, interamente erosa dall'effetto cambi (-10,6%), mentre in **Brasile le vendite sono cresciute del 17,6%** in valuta locale (+15,3% a cambi effettivi).

* * *

CONFERENCE CALL

Si informa che alle **ore 17.00 di oggi, mercoledì 8 settembre 2004**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati dei primi sei mesi del 2004. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- dall'Italia: 800 914 576 (numero verde)
- dall'estero: +39 02 3700 8208

Le *slide* della presentazione potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *hompage* del sito Campari all'indirizzo www.campari.com/ir

* * *

GRUPPO CAMPARI - RISULTATI DEL PRIMO SEMESTRE AL 30 GIUGNO 2004

Tabella 1) Gruppo Campari - scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2004		1 gennaio - 30 giugno 2003		Variazione
	€ milioni	%	€ milioni	%	%
Spirits	240,6	65,5%	217,8	65,5%	10,4%
Wines	44,7	12,2%	36,4	10,9%	22,9%
Soft Drinks	77,7	21,1%	75,5	22,7%	3,0%
Altri ricavi	4,4	1,2%	3,0	0,9%	44,9%
Totale	**367,4**	**100,0%**	**332,7**	**100,0%**	**10,4%**

Tabella 2) Gruppo Campari - scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2004		1 gennaio - 30 giugno 2003		Variazione
	€ milioni	%	€ milioni	%	%
Italia	200,7	54,6%	169,1	50,8%	18,6%
Europa	62,7	17,1%	64,4	19,4%	-2,7%
Americhe	95,0	25,9%	94,3	28,4%	0,7%
Resto del mondo	9,0	2,5%	4,8	1,4%	88,1%
Totale	**367,4**	**100,0%**	**332,7**	**100,0%**	**10,4%**

Tabella 3) Gruppo Campari - conto economico consolidato

	1 gennaio - 30 giugno 2004		1 gennaio - 30 giugno 2003		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette (1)	**367.4**	**100.0%**	**332.7**	**100.0%**	**10.4%**
Costo dei materiali	(122,4)	-33,3%	(113,9)	-34,2%	7,5%
Costi di produzione	(26,5)	-7,2%	(20,7)	-6,2%	27,8%
Totale costo del venduto	**(148,9)**	**-40,5%**	**(134,6)**	**-40,5%**	**10,6%**
Margine lordo	**218,5**	**59,5%**	**198,1**	**59,5%**	**10,3%**
Pubblicità e promozioni	(71,5)	-19,5%	(69,2)	-20,8%	3,3%
Costi di vendita e distribuzione	(42,9)	-11,7%	(37,4)	-11,2%	14,9%
Margine commerciale	**104,1**	**28,3%**	**91,5**	**27,5%**	**13,8%**
Spese generali e amministrative	(26,4)	-7,2%	(23,7)	-7,1%	11,9%
Altri ricavi operativi	0,3	0,1%	3,5	1,1%	-91,0%
Ammortamento di avviamento e marchi	(17,6)	-4,8%	(13,9)	-4,2%	26,3%
Costi non ricorrenti	(2,1)	-0,6%	(0,5)	-0,2%	289,7%
Risultato operativo = EBIT	**58,3**	**15,9%**	**56,9**	**17,1%**	**2,4%**
Proventi (oneri) finanziari netti	(3,9)	-1,1%	(5,0)	-1,5%	-20,1%
Utili (perdite) su cambi netti	0,0	0,0%	(0,5)	-0,2%	
Altri proventi (oneri) non operativi	0,6	0,2%	(0,0)	0,0%	
Utile prima delle imposte e degli interessi di minoranza	**55,0**	**15,0%**	**51,4**	**15,5%**	**7,0%**
Interessi di minoranza	(6,3)	-1,7%	(7,8)	-2,4%	-19,9%
Utile prima delle imposte di pertinenza del Gruppo	**48,7**	**13,3%**	**43,6**	**13,1%**	**11,8%**
Imposte	(17,8)	-4,8%	(15,6)	-4,7%	13,7%
Utile netto di pertinenza del Gruppo	**30,9**	**8,4%**	**28,0**	**8,4%**	**10,7%**
Ammortamenti materiali	(7,6)	-2,1%	(6,8)	-2,0%	12,7%
Ammortamenti immateriali	(18,8)	-5,1%	(15,2)	-4,6%	23,7%
Totale ammortamenti	**(26,4)**	**-7,2%**	**(22,0)**	**-6,6%**	**20,3%**
EBITDA	**84,7**	**23,1%**	**78,9**	**23,7%**	**7,4%**
EBITA (2)	**75,9**	**20,7%**	**70,9**	**21,3%**	**7,1%**

(1) Al netto di sconti e accise.
(2) EBITA = EBIT prima dell'ammortamento di avviamento e marchi.

Tabella 4) Gruppo Campari - stato patrimoniale consolidato

	30 giugno 2004	31 dicembre 2003
	€ milioni	**€ milioni**
Cassa e banche	173,5	133,6
Titoli negoziabili	7,8	1,9
Crediti verso clienti, al netto del fondo svalutazione	177,9	174,2
Rimanenze	125,7	106,4
Altre attività correnti	51,7	55,4
Totale attività correnti	**536,6**	**471,5**
Immobilizzazioni materiali nette	158,9	152,4
Differenza da consolidamento, al netto dell'ammortamento	536,5	552,2
Altre immobilizzazioni immateriali, al netto dell'ammortamento	30,3	19,4
Partecipazioni	0,1	7,8
Altre attività non correnti	5,8	5,8
Azioni proprie	30,0	31,0
Totale attività non correnti	**761,6**	**768,6**
Totale attività	**1.298,2**	**1.240,1**
Debiti verso banche	52,9	30,1
Debiti verso fornitori	147,6	127,6
Altre passività correnti	70,1	78,1
Totale passività correnti	**270,6**	**235,8**
Debiti finanziari a medio - lungo termine	426,9	398,1
Trattamento di fine rapporto	15,3	15,6
Altre passività non correnti	32,1	37,7
Interessi di minoranza	3,0	4,7
Totale passività non correnti	**477,3**	**456,1**
Patrimonio netto	550,3	548,2
Totale passività e patrimonio netto	**1.298,2**	**1.240,1**

Gruppo Campari

Il Gruppo Campari è il sesto *player* mondiale nel settore degli *spirits*, presente in 190 paesi e con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirits*, *wines* e *soft drinks*. Il portafoglio prodotti di proprietà include *brands* di grande notorietà internazionale come Campari, SKYY Vodka, Cynar e Cinzano e marchi *leader* in mercati locali come CampariSoda, Campari Mixx, Crodino, Aperol, Aperol Soda, Sella & Mosca, Zedda Piras, Biancosarti, Barbieri, Enrico Serafino, Lemonsoda, Oransoda e Pelmosoda in Italia, Ouzo 12 in Grecia e in Germania, Dreher, Old Eight, Drury's e Liebfraumilch in Brasile, Gregson's in Uruguay, Riccadonna in Australia e in Nuova Zelanda e Mondoro in Russia. Il Gruppo impiega circa 1.500 persone e le azioni ordinarie della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico Azionario organizzato e gestito da Borsa Italiana S.p.A.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it